

2020
Proxy Statement

Notice of Annual Meeting of Stockholders

Tuesday, April 21, 2020
8:00 a.m., local time
Ritz Carlton 1881 Curtis Street
Denver, CO 80202 USA

Letter to Stockholders

Dear Fellow Stockholders,

It is a privilege for us to serve as your Independent Chair and Chair of the Leadership Development and Compensation Committee during this pivotal time in Newmont's history.

The mission of Newmont's Board is to oversee the Company's efforts to create enduring value for all stakeholders of our Company. To deliver on this mission, our Board adheres to sound governance principles and Newmont's core values of safety, integrity, sustainability, inclusion and responsibility. These guiding principles serve as the foundation of our business and enable us to fulfill our purpose of creating value and improving lives through sustainable and responsible mining.

CREATING THE WORLD'S LEADING GOLD BUSINESS

In 2019, Newmont leveraged its strategy to build the world's leading gold company. Following our successful acquisition and integration of Goldcorp and the formation of the Nevada Gold Mines joint venture, we created an unmatched portfolio of operations, projects, and exploration prospects in top-tier jurisdictions around the world. We thank Newmont's stockholders for their support of these compelling value creation opportunities. We remain committed to Newmont's core values while providing oversight to realize the full value of the business.

GOVERNANCE AND RISK OVERSIGHT

Newmont adheres to strong governance and compliance, and has a robust system in place to support, challenge and monitor performance. The Board and its Committees evaluate performance at all regularly scheduled meetings. Our Board members, with senior management, also take part in individual and group visits to our mining operations throughout the year. For example, in 2019, our independent directors visited both existing operations, as well as newly acquired locations, including Ahafo in Ghana, Porcupine in Canada, KCGM and Boddington in Australia, and Peñasquito in Mexico. Our Board believes the first-hand experience gained through site visits provides an intimate understanding of Newmont's operational culture and allows for superior assessment and application of our policies and procedures on the ground.



Noreen Doyle
Independent Chair of the Board of Directors



Ronee Hagen
Senior Independent Director and Chair of the Leadership Development and Compensation Committee

BOARD COMPOSITION AND DIVERSITY

We foster robust boardroom discussion with regular Board renewal and new perspectives. Thoughtful and ongoing attention to Board composition is an important part of our role as we seek to ensure a diversity of experiences, backgrounds and perspectives.

In considering Board composition, the Corporate Governance and Nominating Committee determined that reducing the size of the Board from fifteen to eleven directors would strike the right balance between promoting robust dialogue and accountability and ensuring diverse expertise, perspectives and skills. Five of our directors, Cristina Bitar, Beverley Anne Briscoe, Sheri E. Hickok, Clement Pelleteir and Charles Sartain, are retiring from the Newmont Board upon completion of their terms at the Annual Meeting this year. This group of distinguished directors has been dedicated to the success of the Company and made valuable contributions to our Board's deliberations, including in connection with oversight of the integration of the Goldcorp assets to Newmont's portfolio. The Board thanks them for their service. There is one new nominee on our slate of ten independent directors this year—Maura Clark. Maura is an experienced director and has a deep knowledge of finance, strategic development and operations from her career.

At Newmont, we lead by example from the boardroom. Currently, 60% of our Board members are female or ethnically diverse. Our Board nominees include four female and seven male nominees. Amongst our male director nominees, one is Hispanic, one is African and one is an indigenous Canadian of the Cree Nation. We look at diversity across a number of traditional categories, but also diversity of experience, expertise and thought. Our Board consists of a broad range of backgrounds, experiences, talents and nationalities. Newmont is a global organization and we benefit from the perspectives of six directors from outside the United States. These directors bring crucial insights and deep understanding of the jurisdictions in which we operate around the world.

Our focus goes beyond the boardroom. We believe that diversity of perspective and individual experiences is a foundation of success that allows us to deliver sustained performance and differentiates Newmont in the industry. The Board tracks diversity and inclusion at the executive and employee levels across all regions and the topic is a regular part of the Board's deliberations. Further, leaders at Newmont understand the Board's commitment to inclusion and diversity and are accountable to those values.

SUSTAINABILITY

Newmont's commitment to improving lives through sustainable and responsible mining is not only the right thing to do, but it is central to creating long-term value for all of our stakeholders. The Company has ongoing responsibility to understand the needs and expectations of our stakeholders through transparent and respectful engagement. Thanks to the commitment of our executive leadership team and our diverse and engaged workforce, Newmont continues to meet and exceed key public ESG targets and has been recognized for exceptional economic, environmental and social performance. In 2019, Newmont ranked as the top gold company in the Dow Jones Sustainability Index for the 5th consecutive year, among other recognitions. We also met our goal to reduce freshwater consumption, and are on track to meet our 2020 goal of reducing greenhouse gas emissions intensity.

This year, we appointed our colleague Jane Nelson, who has a long and distinguished career advocating for sustainable business practices and is the Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, to the role of Chair of the Safety and Sustainability Committee. The Safety and Sustainability Committee oversees the Board's responsibility and commitment to promoting a healthy and safe work environment, and environmentally sound and socially responsible resource development practices. I invite you to visit Newmont's Beyond the Mine Report at www.beyondthemine.com to learn more about how Newmont continues to build a safe, profitable and responsible business.

TALENT MANAGEMENT AND EXECUTIVE COMPENSATION

The Board, supported by the work of the Leadership Development and Compensation Committee and the Corporate Governance and Nominating Committee, takes a holistic and integrated view of organizational performance, incorporating leadership, succession, values and inclusion and diversity perspectives, with thoughtful compensation planning to support long-term, sustainable results.

The Board believes that executive compensation is a meaningful tool to communicate, align and reinforce business priorities that support our stockholders' interests. We also believe it is an important element in the attraction, retention and recognition of our leadership and key talent – a strong competitive advantage for Newmont.

In designing an effective structure, the Leadership Development and Compensation Committee follows the below principles:

- ▶ Pay for performance – aligning pay with a balanced view of performance across leadership priorities to support stockholders' interests for sustainable results;
- ▶ Appropriate pay levels – ensuring targets are reasonable based on the position, performance and market context; and
- ▶ Strong governance – structuring our program with a balanced incentive design to promote the successful execution of our strategic objectives and dutifully manage risk.

CEO AND LEADERSHIP SUCCESSION

Oversight of Newmont's leadership is one of the most important roles of the Board. Ensuring our team's development as future leaders of this organization is an area of significant investment for the Board. It is an ongoing process; succession planning for senior leadership is reviewed regularly by the Board and the Corporate Governance and Nominating Committee, and operational and functional leadership reviews are conducted at each regular Leadership Development and Compensation Committee meeting.

In October 2019, based on our planned succession process, the Board appointed Tom Palmer Chief Executive Officer after recognizing his ability to lead organizations and deliver results in successive senior leadership roles, including Regional Senior Vice President, Asia Pacific, Chief Operating Officer, and President, prior to his appointment as CEO. He succeeds Gary Goldberg, who retired after 6.5 years as Chief Executive Officer. The Board extends its deep gratitude to Gary for his exceptional leadership, which, along with the tireless efforts of our employees, positioned Newmont as the sector's standout leader in long-term value creation. Tom played a key role in the transformation of the business in 2019 and spearheaded the launch of our strategy for 2020. The Board has worked closely with both Gary and Tom in recent years to ensure a smooth transition. We are confident that Tom and the experienced management team that he has assembled are the right leaders to continue executing Newmont's proven strategy, and to further strengthen Newmont's position as the world's leading gold company.

STOCKHOLDER ENGAGEMENT

Engaging with our stockholders is a critical element of good governance and active, ongoing dialogue promotes transparency and accountability. We encourage you to share your opinions, suggestions and concerns with us. Stockholder feedback is an important foundation for policy development and informs our strategy. For many years we have conducted a robust engagement program, listening to stockholders and considering investor and stakeholder viewpoints to further our objective of value creation. Investor input is highly valued at Newmont and the views of our stockholders will continue to be a primary consideration during our boardroom discussions.

We encourage you to vote promptly, even if you plan to attend the 2020 Annual Meeting of Stockholders. Your vote is important.

On behalf of the Board of Directors, thank you for your continued support of Newmont.

Very truly yours,

Noreen Doyle
Independent Chair of the Board of Directors

Ronee Hagen
Senior Independent Director and Chair of the Leadership Development and Compensation Committee

Thank you for the trust you place in us. We are grateful for the opportunity to serve Newmont on your behalf.

Notice of 2020 Annual Meeting of Stockholders

March 11, 2020

The Annual Meeting of Stockholders of Newmont Corporation will be held at **8:00 a.m., local time, on Tuesday, April 21, 2020,** at the Ritz Carlton, 1881 Curtis Street, Denver, CO 80202 to:

1. Elect Directors;
2. Approve, on an advisory basis, the compensation of the Named Executive Officers;
3. Approve the 2020 Stock Incentive Plan;
4. Ratify the Audit Committee's appointment of Ernst & Young LLP as Newmont's independent registered public accounting firm for 2020;
5. Transact such other business as may properly come before the meeting.

Record Date: February 24, 2020

Date These Proxy Materials Are First Being Sent to Stockholders: On or about March 11, 2020

All stockholders are cordially invited to attend the Annual Meeting in person. It is important that your shares be represented at the Annual Meeting whether or not you are personally able to attend. If you are unable to attend, please promptly vote your shares by telephone or Internet or by signing, dating and returning the enclosed proxy card at your earliest convenience. Voting by the Internet or telephone is fast, convenient, and enables your vote to be immediately confirmed and tabulated, which helps Newmont reduce postage and proxy tabulation costs.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible to ensure that your shares are represented and voted at the Annual Meeting.

By Order of the Board of Directors,

Nancy Lipson
Executive Vice President and General Counsel

YOU CAN VOTE IN ONE OF FOUR WAYS:



Visit the website listed on your proxy card to vote **VIA THE INTERNET**



Call the telephone number on your proxy card to vote **BY TELEPHONE**



Sign, date and return your proxy card in the enclosed envelope to vote **BY MAIL**



Attend the meeting to vote **IN PERSON**



Scan this QR code to view digital versions of our Proxy Statement and 2019 Annual Report.

Our Proxy Statement and Annual Report are available at www.envisionreports. com/nem

Table of Contents

About Newmont Corporation

Newmont is the world's leading gold company and a producer of copper, silver, zinc and lead. The Company's world-class portfolio of assets, prospects and talent is anchored in favorable mining jurisdictions in North America, South America, Australia and Africa. Newmont is the only gold producer listed in the S&P 500 Index and is widely recognized for its principled environmental, social and governance practices. The Company is an industry leader in value creation, supported by robust safety standards, superior execution and technical proficiency. Newmont was founded in 1921 and has been publicly traded since 1925.

Our Mission

We transform mineral resources into shared value for our stakeholders and lead the industry in shareholder returns, safety, social responsibility and environmental stewardship.

Our Vision

We will be recognized and respected for exceptional economic, environmental and social performance.

Our Purpose

Our purpose is to create value and improve lives through sustainable and responsible mining.

Our Values

    

| SAFETY | INTEGRITY | SUSTAINABILITY | INCLUSION | RESPONSIBILITY |

Our Strategy

Newmont's strategy is to lead the gold sector in creating value for shareholders and other stakeholders through efforts to:

▶ Deliver superior operational execution

▶ Sustain a global portfolio of long-life assets

▶ Lead the sector in profitability and responsibility

Supporting this strategy, the Company sets and meets aggressive improvement targets across five platforms:

    

| HEALTH AND SAFETY | OPERATIONAL EXCELLENCE | GROWTH | PEOPLE | SUSTAINABILITY AND EXTERNAL RELATIONS |

World's Leading Gold Company


INDUSTRY'S BEST PORTFOLIO
of world-class ore bodies in the most stable, top-tier jurisdictions


#1 PRODUCER
of gold, with a stable production profile of 6.2-6.7Mozs/year through 2024, with additional 1.2-1.4M gold equivalent ounces production per year[1]


LEADING SAFETY AND SUSTAINABILITY PERFORMANCE
aligned to leading practice of improving lives through sustainable and responsible mining


PROVEN LONG-TERM TRACK RECORD
of executing projects (last 10 projects have averaged IRR in excess of 30%)[2]


CULTURE OF COST AND PRODUCTIVITY DISCIPLINE
through Full Potential improvement program


SHAREHOLDER-FOCUSED CAPITAL ALLOCATION
program generating returns for investors through industry-leading dividend, share repurchases and superior free cash flow per share over long-term[4]

2019 Performance Highlights

In 2019, the Company:

- Executed a successful and planned CEO succession and transition
- Assembled industry-leading portfolio of assets in top-tier jurisdictions after successfully completing two historic transactions with the deepest project pipeline
- Produced 6.3 million attributable ounces of gold[3] and reported CAS[4] of $721 per ounce and AISC[4] of $966 per ounce, in line with the Company's full year guidance
- Delivered $2.9 billion of GAAP net income and adjusted EBITDA[4] of $3.7 billion
- Generated $2.9 billion of cash from continuing operations and Free Cash Flow[4] of $1.4 billion
- Reported largest Reserves in company history with industry-leading 100.2 million ounces of Gold Mineral Reserves as of December 31, 2019
- Delivered four projects on four continents on-time and within budget: Tanami Power in Australia, Borden in Canada, Ahafo Mill Expansion in Africa, and Quecher Main in Peru
- Approved Tanami Expansion 2 project to extend mine life and increase profitable production
- Maintained investment-grade balance sheet with $2.2 billion of consolidated cash and a leverage ratio of 1.2x net debt to pro forma adjusted EBITDA[4]
- Met key public ESG targets and safety goals

[1] Gold equivalent ounces ("GEO") are calculated as pounds or ounces produced multiplied by the ratio of the other metals' price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($15/oz.), Lead ($0.90/lb.) and Zinc ($1.05/lb.) pricing for 2019.
[2] Internal Rate of Return or IRR calculated for Newmont projects delivered between 2015-Q32019. See Annex B.
[3] Attributable gold production includes 287,000 ounces from the Company's equity method investment in Pueblo Viejo (40%)
[4] Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex B.

Sustainability Recognition

For Newmont, sustainability – one of our core values and business strategy pillars – means catalyzing local economic development and job creation through transparent and respectful stakeholder engagement, respecting human rights, and being responsible stewards of the environment.

In 2019, the Company was recognized for industry-leading ESG performance: ranked as top gold company in DJSI for 5th consecutive year and as 3rd most transparent company in S&P 500 by Bloomberg ESG Disclosure score; recognized as top mining company on FORTUNE's 2020 list of World's Most Admired Companies.



TRANSPARENCY

#1

Most transparent gold miner in the S&P 500, and 3rd most transparent company in S&P 500



CLIMATE RESILIENCE

B

CDP Climate assessment score reflective of coordinated action on climate issues



GLOBAL TOP 100

#36

Rated #36 on list of 100 Best Corporate Citizens as rated by CR Magazine



LEADERSHIP

5 years

as the top gold miner based on RobecoSAM Corporate Sustainability Assessment



ADMIRED COMPANY

#2

Ranked #2 in the Mining, Crude-Oil Production industry on FORTUNE's 2020 list of World's Most Admired Companies



EQUALITY

2nd

consecutive year

to be included in Bloomberg's Gender-Equality Index (GEI) for the Company's efforts to advance women in the workplace



RESPONSIBLE COMPANY

#39

Ranked #39 overall in Newsweek's first-ever list of America's Most Responsible Companies



SUSTAINABILITY

5th

consecutive year

to be the top gold mining company on Dow Jones Sustainability World Index

OUR SUSTAINABILITY PROGRAM IS ALIGNED TO BEST PRACTICE.















Dow Jones Sustainability Indexes

ISO

CDP

GRI Empowering Sustainable Decisions

EITI Extractive Industries Transparency Initiative

ICMM International Council on Mining & Metals

VOLUNTARY PRINCIPLES ON SECURITY + HUMAN RIGHTS

Sustainability Governance

The Safety and Sustainability Committee upholds the Board's responsibility and commitment to promote a healthy and safe work environment, and environmentally sound and socially responsible resource development and provides oversight and makes recommendations to the Board with respect to Newmont's policies, positions and systems for environmental—including climate change—health, safety and social responsibility, compliance and risk management. Additional information regarding the functions of the Safety and Sustainability Committee is provided in the Committees of the Board of Directors and Attendance section on page 28.

BEYOND THE MINE



Visit **www.beyondthemine.com** to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners and host communities around the world.

The Beyond the Mine report, which was compiled in accordance with the GRI Standards Core option and independently assured, reflects Newmont's commitment to transparency and reporting obligations as a founding member of the International Council on Mining and Metals and as an early adopter of the UN Guiding Principles Reporting Framework.

Primary responsibility for managing sustainability matters rests with Newmont management. The Chief Executive Officer has ultimate responsibility for the Company's sustainability performance, and the Executive Vice President, Chief Sustainability and External Affairs Officer (S&ER), Steve Gottesfeld, is responsible for the Company's sustainability strategy. Mr. Gottesfeld reports directly to the Chief Executive Officer and to the Safety and Sustainability Committee on climate change strategy, reduction targets and management of climate change risks. The S&ER group plays a central role in developing and implementing management frameworks, supporting the implementation of strategies and standards, and tracking and reporting on our environmental and social performance. Other executives and functions across the business have responsibility for sustainability-related programs and efforts.

Our global bonus programs include sustainability metrics to hold our executives and employees accountable for the Company's sustainability performance. See the CD&A for additional information on the AICP.

Proxy Voting Summary

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

BOARD DEMOGRAPHICS

Independence   **Diversity**



10/11

91%
Independent



36%
Female

64%
Diverse

Regional & Ethnic diversity includes:

▶ 1 Ghanain African

▶ 1 Hispanic / Cuban

▶ 2 Canadians, including 1 Indigenous Cree

▶ 2 Australians

Nominee slate reflects a reduction in Board size from 15 to 11 Directors while maintaining commitment to overall diversity at 64%

Skills, Qualifications and Experience

Each nominee brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including:

Public Company CEO Experience
  **4/11**

Accounting Experience
  **3/11**

Health & Safety Experience
  **7/11**

Compensation Expertise
  **6/11**

Risk Management Experience
  **11/11**

Mergers & Acquisition Experience
  **10/11**

Extractive Experience
  **5/11**

Leading Academic
  **1/11**

Environmental & Social Responsibility Experience
  **7/11**

Public Company Chair or Lead Director Experience
  **6/11**

International Business Experience
  **11/11**

Finance Expertise
  **8/11**

Innovation and Technology Expertise
  **4/11**

Government/Regulatory Affairs Experience
  **8/11**

Designated Audit Committee Financial Expert
  **5/11**

Operational Delivery
  **5/11**

Engagement of the Board

▶ 22 Board of Directors and 29 Committees of the Board meetings

▶ Approximately 98% overall attendance rate at Board of Directors and Committees of the Board meetings

---

 ## FOR

The Board of Directors unanimously recommends a vote **FOR** each director nominee.

PROPOSAL NO. 2 – TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Our executive compensation program is designed to include pay practices that drive behaviors that deliver business results, and pay outcomes that align with shareholder experience. A majority of executive pay is performance-based and delivered through long-term incentives, and realized pay has followed shareholder investment outcome trends over the last five years.

CEO Pay Mix Delivers Value through Long-Term Results and Value Creation for Shareholders

CEO Pay Mix



Realized Pay[1] and TSR Alignment



[1] "Realized pay" includes salary paid, bonus earned, RSUs vested, and PSUs earned for the performance period end. Stock valued at the fiscal year end close price of $43.45.

2019 New CEO Compensation

Mr. Palmer was appointed to the role of CEO in 2019, through a planned succession process. Upon being appointed to the role, the Board set Mr. Palmer's pay based on a variety of factors as described in the CD&A, and as noted below, initial pay is below that of Mr. Goldberg who served in the role for six and a half years. Pay mix remains heavily weighted toward delivery of long-term results and share price improvement.

YEAR	COMPENSATION[1]	CEO COMPENSATION SUMMARY (MMS)			
		ANNUAL SALARY	ANNUAL INCENTIVES	TOTAL STOCK AWARDS	TOTAL COMPENSATION
2019	Target Compensation	$1,175	$1,763	$5,500	$ 8,438
	Summary Compensation Table Equivalent	$ 918	$1,398	$4,600	$ 6,916
2018	Target Compensation	$1,300	$1,950	$7,150	$10,400
	Summary Compensation Table Equivalent	$1,300	$1,744	$7,667	$10,711

[1] See CEO Pay Summary Table in the executive summary of the CD & A for definitions of the above terms.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.

PROPOSAL NO. 3 – APPROVAL OF 2020 STOCK INCENTIVE PLAN

The Board and the Leadership Development and Compensation Committee believe that the approval of the 2020 stock incentive plan is in the best interest of the Company and its stockholders, as it will enable Newmont to continue to offer competitive compensation awards to employees in a manner that incents long-term value creation.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.

PROPOSAL NO. 4 – RATIFY APPOINTMENT OF AUDITORS

The Board and the Audit Committee believe that the continued retention of EY to serve as the Company's independent auditor for the year ending December 31, 2020, is in the best interests of the Company and its stockholders.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.



Proposal No.1 — Election of Directors

Voting for Directors

If you hold your Newmont stock through a broker, bank or other financial institution, your Newmont stock will not be voted on your behalf on the Election of Directors unless you complete and return the Voting Instruction Form or follow the instructions provided to you to vote your stock via telephone or the Internet. Because your broker does not have discretionary authority to vote on this proposal without instructions from you, if you do not instruct your broker, bank or other financial institution how to vote, a "broker non-vote" will occur and your shares will not be represented in the Election of Directors vote at the Annual Meeting.

Majority of Votes Cast Standard for the Election of Directors

Our By-Laws provide that in an uncontested election each Director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a Director's election exceeds 50% of the number of votes cast with respect to that Director's election. Votes cast shall include votes to withhold authority, but shall exclude abstentions. Votes will not be deemed cast if no authority or direction is given. As such, abstentions and broker non-votes are not counted as votes cast and therefore will have no effect on determining whether the required majority vote has been attained.

If a nominee for Director does not receive the vote of at least a majority of votes cast at the Annual Meeting, it is the policy of the Board of Directors that the Director must tender his or her resignation to the Board. In such a case, the Corporate Governance and Nominating Committee will make a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, taking into account all of the facts and circumstances. The Director who has tendered his or her resignation will not take part in the deliberations. For additional information, our Corporate Governance Guidelines are available on our website at http://www.newmont.com/about/governance-ethics/.

Director Skills and Qualifications

In addition to meeting the minimum qualifications set out by the Board of Directors under "Process for Selecting New Directors," on page 36, each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including board service, operational delivery, extractive industry and mining, mergers and acquisitions, corporate governance, compensation, executive management, private equity, finance, operations, manufacturing, marketing, government, international business and health, safety, environmental and social responsibility. The unique background, skills and qualifications that led the Board of Directors and the Corporate Governance and Nominating Committee to the conclusion that each of the nominees should serve as a Director for Newmont are set forth in the "Nominees" section below.

 **FOR**

The Board of Directors unanimously recommends that the stockholders vote **FOR** each of the following nominees and, unless a stockholder gives instructions on the proxy card to the contrary, the proxies named thereon intend so to vote.

Nominees

Each of the eleven persons named below is a nominee for election as a Director at the Annual Meeting for a term of one year or until his/her successor is elected and qualified. Unless authority is withheld, the proxies will be voted for the election of such nominees. If any such nominees cannot be a candidate for election at the Annual Meeting, then the proxies will be voted either for a substitute nominee designated by the Board of Directors or for the election of only the remaining nominees. All such nominees are currently serving as Directors of the Company and were elected to the Board at the prior Annual Meeting of Stockholders, other than Matthew Coon Come and Maura Clark. Dr. Coon Come was appointed to the Newmont Board on June 30, 2019, following the acquisition of Goldcorp, Inc. Ms. Clark is recommended as a new Director nominee for election at the Annual Meeting and was recommended for consideration to the Corporate Governance and Nominating Committee by a third-party recruiter. For more information on the process for selecting new directors, see page 36.

Director Nominee Overview

Noreen Doyle, 70 IND
Non-Executive Chair, Newmont Corporation;
Retired First Vice President,
European Bank for Reconstruction
and Development
Tenure: 14 years
Other Current Public Boards: None

Gregory H. Boyce, 65 IND
Retired Executive Chairman
and Chief Executive Officer,
Peabody Energy Corporation
Tenure: 4 years
Other Current Public Boards: 1

Veronica M. Hagen, 74 IND
Retired Chief Executive Officer,
Polymer Group, Inc.
Tenure: 14 years
Other Current Public Boards: 3

Bruce R. Brook, 64 IND
Retired Chief Financial Officer,
WMC Resources Limited
Tenure: 8 years
Other Current Public Boards: 2

Julio M. Quintana, 60 IND
Retired Director, President and Chief
Executive Officer, Tesco Corporation
Tenure: 4 years
Other Current Public Boards: 2

2020 Director Nominees

J. Kofi Bucknor, 64 IND
Chief Executive Officer, J. Kofi Bucknor &
Associates
Tenure: 8 years
Other Current Public Boards: 2

Tom Palmer, 52
President and Chief Executive Officer,
Newmont Corporation
Tenure: <1 year
Other Current Public Boards: None

Maura Clark, 61 IND
Former President Direct Energy Business
Tenure: new nominee
Other Current Public Boards: 3

Jane Nelson, 59 IND
Founding Director, Harvard Kennedy School's
Corporate Responsibility Initiative
Tenure: 8 years
Other Current Public Boards: None

Matthew Coon Come, 63 IND
Former Grand Chief, Grand Council
of the Crees
Tenure: <1 year
Other Current Public Boards: 1

René Médori, 62 IND
Retired Finance Director, Anglo American plc
Tenure: 2 years
Other Current Public Boards: 2













Skills, Qualifications and Experience

	GREGORY BOYCE	BRUCE BROOK	J. KOFI BUCKNOR	MAURA CLARK	MATTHEW COON COME	NOREEN DOYLE	VERONICA HAGEN	RENÉ MÉDORI	JANE NELSON	THOMAS R. PALMER	JULIO QUINTANA
Public Company CEO Experience	✓						✓			✓	✓
Public Company Chair or Lead Director Experience	✓	✓				✓	✓	✓			✓
Extractive Experience	✓	✓						✓		✓	✓
Operational Delivery	✓			✓			✓			✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisition Experience	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Finance Expertise	✓	✓	✓	✓		✓	✓	✓			✓
Designated Audit Committee Financial Expert		✓	✓	✓		✓		✓			
Accounting Experience		✓		✓				✓			
Environmental & Social Responsibility Experience	✓				✓	✓	✓		✓	✓	✓
Health & Safety Experience	✓				✓	✓	✓		✓	✓	✓
Compensation Expertise	✓			✓	✓	✓	✓				✓
Leading Academic									✓		
Risk Management Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government/Regulatory Affairs Experience	✓	✓	✓		✓	✓	✓		✓		✓
Innovation and Technology Expertise	✓	✓					✓				✓

2020 Committee memberships
(following Annual Meeting, effective April 21, 2020)

AUDIT
Chair: Bruce R. Brook
Members: Maura Clark and René Médori

Oversight and Areas of Focus:
- ▶ Integrity of financial statements
- ▶ Compliance
- ▶ Internal audit function
- ▶ Independent auditors
- ▶ Auditing matters

LEADERSHIP DEVELOPMENT AND COMPENSATION
Chair: Veronica M. Hagen
Members: Noreen Doyle and Julio Quintana

Oversight and Areas of Focus:
- ▶ Compensation and its components
- ▶ Senior leadership development, succession planning and talent management
- ▶ Global inclusion and diversity strategy
- ▶ Awards of stock-based compensation

CORPORATE GOVERNANCE AND NOMINATING
Chair: Noreen Doyle
Members: Gregory Boyce, Bruce R. Brook, Veronica M. Hagen and Jane Nelson

Oversight and Areas of Focus:
- ▶ Director and Chair succession planning
- ▶ Slates of directors and officers for election
- ▶ Evaluation of CEO performance
- ▶ Organization, size, operation, practice, and tenure policies of the Board
- ▶ Independence of directors
- ▶ Annual Board, Director Peer and Committee evaluations
- ▶ Board committees
- ▶ Corporate governance issues

SAFETY AND SUSTAINABILITY
Chair: Jane Nelson
Members: Gregory Boyce, J. Kofi Bucknor and Matthew Coon Come

Oversight and Areas of Focus:
- ▶ Health, safety and security issues and management of related risks
- ▶ Sustainable development, environmental affairs, community relations, human rights, operational security and communications issues, annual Beyond the Mine Report
- ▶ Furtherance of commitment to adoption of best practices in promotion of a healthy and safe work environment

Director Nominee Overview

The following sets forth information as to each nominee for election, including his or her age (as of the Record Date), and background (including his or her principal occupation during the past five years, current directorships and directorships held during at least the past five years), and skills and qualifications:

GREGORY H. BOYCE



Independent

Age: 65
Director Since: 2015

Board Committees:
▸ Leadership Development and Compensation

Career Highlights

Gregory H. Boyce, 65, retired Executive Chairman of Peabody Energy Corporation from 2007 to 2015. Mr. Boyce joined Peabody in 2003 as Chief Operating Officer, and served as Chief Executive Officer from 2006 to 2015. Prior to his service with Peabody, Mr. Boyce served in various executive roles with Rio Tinto Group from 1989 to 2003. Current Lead Independent Director of Marathon Oil Corporation.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Peabody Energy Corporation and other executive management positions noted above.

 **Operational and Industry Expertise** — Over 38 years of experience in the global energy and mining industries. Past Chairman of the National Mining Association. Chair Lowell Institute for Mineral Research at the University of Arizona. Awarded a Bachelor's Degree in Mining Engineering from the University of Arizona and completed the Advanced Management Program from the Graduate School of Business at Harvard University.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility in executive roles, as well as during service on ESR committees of both Marathon Oil and Monsanto Company. Past member of Board of Trustees of Washington University of St. Louis and past member of Civic Progress in St. Louis. Member Board of Trustees of Heard Museum in Phoenix, Arizona.

 **International Experience** — Extensive senior executive experience working with multinational energy and mining operations, including with Peabody Energy Corporation and Rio Tinto plc (an international natural resource company) as Chief Executive Officer – Energy. Prior to his service with Rio Tinto, Mr. Boyce worked for over 10 years in various operational roles of increasing responsibility with Kennecott, a global natural resources company and served on the Board of Monsanto Company, a multinational agrochemical and agricultural biotechnology company for more than five years.

 **Compensation Expertise** — Experience serving as a Chair of Marathon Oil's Compensation Committee and as a member of Monsanto's People and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles.

 **Board Experience** — Service on the Company's Board of Directors since October 2015 and on the board of Marathon Oil Corporation from 2008 to present, currently serving as Lead Independent Director since February 2019. Formerly served as Executive Chairman of Peabody Energy Company from 2007 to 2015 and as a director from 2005 to 2015 and as a Director of Monsanto Company from 2013 to 2018.

BRUCE R. BROOK



Independent

Age: 64
Director Since: 2011

Board Committees:
▸ Audit (Chair)
▸ Corporate Governance and Nominating
▸ Executive-Finance

Career Highlights

Bruce R. Brook, 64, currently serves as a Director of CSL Limited and Incitec Pivot Limited. Mr. Brook has extensive board, Audit Committee and executive leadership experience in diverse industries, including mining, finance, manufacturing and chemicals.

Director Qualifications:

 **Financial Expertise** — Chair of Newmont's Audit Committee and the Audit and Risk Management Committee of CSL Limited and Chair of the Audit Committee at Incitec Pivot Limited. Prior service as the Chair of the numerous Audit Committees as described below in Board Experience. Former member of the Financial Reporting Council, an agency of the Australian Commonwealth from 2006 to 2012, which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation. Former member of the Director Advisory Panel of the Australian Securities and Investment Commission from 2013 to 2018. Finance executive experience as Chief Financial Officer of WMC Resources Limited from 2002 to 2005. He also held key executive roles including Deputy Chief Finance Officer of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited and General Manager, Group Accounting positions at CRA Limited and Pasminco Limited.

 **International Experience** — Extensive international experience as a Director of multiple international companies, including Boart Longyear Limited, Programmed Group, CSL Limited and Incitec Pivot Limited.

 **Operational and Industry Expertise** — Experience as a Director of Lihir Gold Limited, Energy Developments Limited, Consolidated Minerals Limited and Deep Exploration Technologies Cooperative Research Centre, a collaborative research program researching safer, more advanced and more cost effective geological exploration and drilling methods. Currently serves as a Director at Incitec Pivot, a global manufacturer and distributor of industrial chemicals, explosives and fertilizers.

 **Board Experience** — Service on the Company's Board of Directors since 2011 and as Chair of the Audit Committee since April 2016. Currently also serves on the board of CSL Limited and Incitec Pivot Limited. Former Director and Chair of Programmed Group (2010 to 2017). Former Director and Chair of the Audit Committees of Boart Longyear Limited (2007 to 2015), Lihir Gold Limited, Consolidated Minerals Limited, Energy Developments Limited and Snowy Hydro Limited and former independent Chair of Energy Developments Limited.

J. KOFI BUCKNOR



Independent

Age: 64
Director Since: 2012

Board Committees:
▶ Audit

Career Highlights

J. Kofi Bucknor, 64, Chief Executive Officer of J. Kofi Bucknor & Associates, a Ghanaian corporate finance advisory and propriety investing firm established in 2000. Former Managing Partner of Kingdom Africa Management (and its predecessor Kingdom Zephyr Africa Management), former Treasurer of the African Development Bank, former Executive Director, Lehman Brothers, former Managing Director of CAL Merchant Bank, Ghana, former Vice President, Chemical Bank, former Chairman of Ghana's Investment Advisory Committee and former Chairman of the Ghana Stock Exchange.

Director Qualifications:

CEO/Executive Management Skills — Experience as CEO of J. Kofi Bucknor & Associates since 2000; Treasurer, African Development Bank 1986 – 1994; Executive Director, Corporate Finance with Lehman Brothers International, London from 1994 – 1997; Managing Director of CAL Merchant Bank, Ghana, from 1997 – 2000; Managing Partner of Kingdom Africa Management from 2003 – 2016; and other executive management positions.

Financial Expertise — Over 30 years of international banking experience. Member of the Bank of Ghana Board[1], member of the Commonwealth Secretary General's Special Advisory Panel on the 1996 Asian Financial Crisis, former Chairman of the Ghana Stock Exchange, former Treasurer, African Development Bank, former Executive Director of Lehman Brothers, former Managing Director of CAL Merchant Bank, former Vice President, Chemical Bank, former Managing Partner of Kingdom Africa Management.

International Experience — Extensive senior executive experience in global banking and treasury management as noted above. Service on the boards in Ghana, Botswana, Morocco, Spain, South Africa and Nigeria as indicated below.

Operational and Industry Expertise — Experience with multinational mining operations including as a former Director of Ashanti Goldfields Corporation and Chirano Gold Mines and as a member of the International Advisory Board of Normandy Mining Corporation. Former Chairman of Ghana's Investment Advisory Committee established to advise on the management of Ghana's oil revenues.

Board Experience — Service on the Company's Board of Directors since 2012, as well as on the boards of several companies, including the Bank of Ghana[1], Saham Assurances Limited (Morocco) and Consolidated Infrastructure Group (South Africa). Formerly served as a Director of Chirano Gold Mines, Ashanti Goldfields Corporation, ARM (Nigeria), National Investment Bank (Ghana), Ecobank Transnational Corporation, Mixta Africa (Spain), Letshego (Botswana), Baker Hughes (Ghana) and Kingdom Hotels (Ghana).

[1] The Bank of Ghana is the central bank of Ghana and is not an exchange listed public company.

MAURA CLARK



Independent

Age: 61
Director Since: Nominee

Board Committees:
▶ Audit Committee Nominee

Career Highlights

Maura Clark currently serves as a Director of Fortis Inc., Nutrien Ltd. and Garrett Motion, Inc. She has extensive board, Audit Committee, strategic finance and executive leadership experience. Ms. Clark is the former President of Direct Energy Business, the leading commercial and industrial energy business unit of Direct Energy L.P. (a subsidiary of Centrica PLC). Direct Energy Business is the leading B2B energy retailer in Canada and the US.

Director Qualifications:

Financial Expertise — Current Chair of the Audit Committee of Nutrien and service on the Audit Committee of Fortis Inc. Former Chair of the Elizabeth Arden Audit Committee. Experience as Managing Director, Investment Banking Division with The Goldman Sachs Group from 2000 to 2003 and as EVP, Corporate Development & Chief Financial Officers of Premcor Inc. from 1995 to 2000. Prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Qualified as a Chartered Professional Accountant.

Executive Management Skills — Former President, Direct Energy Business from 2007 – 2014, during which time revenues grew from $2B to $10B through the expansion of products and services, organic sales and transformational mergers and acquisitions. Served as EVP, North American Strategy and M&A for Direct Energy prior to serving as President. Led strategy development and all merger and acquisition activity.

International Experience — Extensive international experience as a Director of multiple international companies, including Garret Motion, Nutrien, and formerly Elizabeth Arden.

Operational and Industry Expertise — Over 25 years of experience in the global energy and natural resources industries. Prior Managing Director with Goldman Sachs, where she provided strategic banking and debt financing solutions to clients in the natural resources and Industrial sectors, including merchant power, gas and electric utilities, refining, propane, water, chemicals and industrial businesses. Former CFO of Premcor, an independent refiner and marketer of petroleum products.

Health, Safety, Environmental and Social Responsibility Experience — Extensive experience as a leader in the energy business managing matters related to regulatory, policy and social responsibility. Additional experience as a director of Nutrien, the world's largest provider of crop inputs, services and solutions.

Compensation Expertise — Experience serving as a member of Garret Motion's Compensation Committee and as a member of Nutrien's Human Resources and Compensation Committee and participation in compensation, benefits and related decisions in senior executive roles.

Board Experience — Service on the Board of Fortis, Inc. from 2015 to present, Nutrien Ltd. from 2018 to present, and Garrett Motion, Inc. from 2018 to present. Prior service on the Agrium Inc. Board (merged with Potash Corp and created Nutrien) from 2016 to 2018 and prior service on the Board of Elizabeth Arden Inc. from 2005 to 2016.

Director Nominee Overview

MATTHEW COON COME



Independent

Age: 63
Director Since: 2019

Board Committees:
- ► Safety and Sustainability
- ► Advisory Council on Indigenous Affairs (Chair)

Career Highlights

Matthew Coon Come, 63, former Grand Chief of the Grand Council of the Crees (Eeyou Istche) and the Chairperson of the Cree Regional Authority. Dr. Coon Come is the former Chief of Mistissini, National Chief of the Assembly of First Nations.

Director Qualifications:

 **Government / Regulatory Affairs Experience** — Canadian National and international indigenous leader and advocate for the aboriginal, treaty and other human rights of indigenous peoples in Canada and internationally through extensive experience as the Grand Chief and Executive Director of the Grand Council of the Crees (Eeyou Istche).

 **Indigenous Affairs Experience** — Previously served as the Grand Chief and Executive Director of the Grand Council of the Crees (Eeyou Istchee), and Director of Aircreebec, Creeco (Cree Regional Economic Enterprises Company), the Cree Construction Company, Servinor, the James Bay Cree Cultural Education Centre, the Centre for Indigenous Environment Resources, Niskamoon Corporation, and the Cree School Board. Former Chief of Mistissini, National Chief of the Assembly of First Nations, known for his efforts to end the federal policy of extinguishment of aboriginal peoples' human rights of self-determination. Current service as the Chair of the Company's Advisory Council on Indigenous Affairs.

 **Health, Safety, Environmental and Social Responsibility Expertise** — Presented with numerous awards in the fields of aboriginal affairs, human rights and environmental stewardship, having received both the Goldman Prize and the National Aboriginal Achievement Award. Experience as a Strategic Advisor to SkyPower Global, developers and owners of utility-scale solar energy projects. Experience serving on the Company's Safety & Sustainability Committee and on the Labrador Iron Ore Mines Health and Safety Committee. Prior experience on the Goldcorp Sustainability Committee.

 **Industry Expertise** — Experience as director of Labrador Iron Ore Mines Limited, engaged in the exploration and development of iron ore projects; former director of Goldcorp Inc; and in various roles as an Advisor and Director to Cree Nations in relation to mining projects.

 **Board Experience** — Service on the Company's Board of Directors since June 2019 and on the Board of Labrador Iron. Prior service on the Board of Goldcorp, Inc. from July 2017 to April 2019.

NOREEN DOYLE



Independent Chair

Age: 70
Director Since: 2005

Board Committees:
- ► Corporate Governance and Nominating (Chair)
- ► Executive-Finance (Chair)

Career Highlights

Noreen Doyle, 70, retired First Vice President of the European Bank for Reconstruction and Development ("EBRD"), having served in that position from 2001 to 2005, and in other executive positions with the EBRD since 1992. Currently serves as the Company's independent Chair of the Board of Directors.

Director Qualifications:

 **Financial Expertise** — Extensive experience in banking and finance at Bankers Trust Company and at the EBRD, including experience as head of risk management and head of banking at EBRD. Experience serving on the Company's Audit Committee, including as Chair, and the Audit Committees of QinetiQ Group plc, Rexam PLC, and Credit Suisse Group.

 **International Experience** — Extensive senior executive experience working with businesses, global and local, and governments throughout Europe including Eastern Europe and the former Soviet Union. Former Chair of the BBA, a leading trade association for the UK banking sector with member banks with operations in 180 jurisdictions worldwide and member of the U.K. Panel on Takeovers and Mergers.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience at EBRD included specific focus on environmental specifications of projects and attention to the social dimensions of investment. Experience serving on the Company's Safety and Sustainability Committee, and prior experience on the Environmental and Social Responsibility Committee.

 **Compensation Expertise** — Former chair of the Remuneration Committee of Credit Suisse International and Credit Suisse Securities (Europe) Ltd; served as Chair of the QinetiQ Remunerations committee; participated in compensation and benefits decisions as an executive at EBRD.

 **Board Experience** — Service on the Company's Board of Directors since 2005, as well as on the boards of several other companies. Former Vice Chair and Lead Independent Director of the Board of Credit Suisse Group. Previous service as a director of QinetiQ plc and Rexam PLC and as a former member of advisory panels for Macquarie European Infrastructure Fund and Macquarie Russia and CIS Infrastructure Fund.

VERONICA M. HAGEN



Senior Independent Director

Age: 74
Director Since: 2005

Board Committees:
- ▶ Leadership Development and Compensation (Chair)
- ▶ Corporate Governance and Nominating

Veronica M. Hagen, 74, Chief Executive Officer of Polymer Group, Inc. from April 2007 through August 2013. President and Chief Executive Officer of Sappi Fine Paper North America from 2004 to 2007. Executive positions with Alcoa, Inc. from 1998 to 2004, including Vice President and Chief Customer Officer from 2003 to 2004 and President, Alcoa Engineered Products from 2001 to 2003.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Polymer Group, Inc., and former President and Chief Executive Officer of Sappi Fine Paper North America.

 **Industry and Operational Expertise** — Extensive mining industry experience, including in executive positions with Alcoa, Inc., an international aluminum producer, for over 8 years, including as former Vice President and Chief Customer Officer and former President, Alcoa Engineered Products.

 **International Experience** — Extensive senior executive experience including former Chief Executive Officer of Polymer Group Inc., a company operating manufacturing facilities in nine countries.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience serving on the Company's Safety and Sustainability Committee, formerly the Operations and Safety Committee, and prior experience on the Environmental and Social Responsibility Committee. Current Chair of American Water Works Company, Inc. Safety, Environmental, Technology & Operations Committee.

 **Compensation Expertise** — Experience serving as a member and current Chair of the Leadership Development and Compensation Committee. Current member of the Executive Development and Compensation Committee of American Water Works Company, Inc. Past Chair and current member of Southern Company Compensation and Management Succession Committee. Participation in compensation, benefits and related decisions in senior executive roles.

 **Board Experience** — Service on the Company's Board of Directors since 2005, as well as on the boards of several other companies, including as a current director of Southern Company, American Water Works Company, Inc. and Stericycle, Inc. Former director of Jacuzzi Brands, Inc.

RENÉ MÉDORI



Independent

Age: 62
Director Since: 2018

Board Committees:
- ▶ Audit

René Médori, 62, currently serves as the Non-executive Chairman for Petrofac Ltd, a UK listed company, and serves as the Chairman of the Nominations Committee. He previously served as Senior Independent Director from 2017 – 2018 and as Chair of their Audit Committee. Prior to his retirement in April 2017, he served as Finance Director at Anglo American plc since 2005.

Director Qualifications:

 **Financial Expertise** — Current Chair of the Audit Committee of Vinci SA. Former Chair of Cobham plc Audit Committee. Significant financial and commercial expertise from capital intensive businesses, supplying products to the oil refining, steel and mining industries and experience in international finance in the UK, Europe and the US. Former Finance Director of The BOC Group plc. Holds a doctorate in economics and degrees in finance and economics from the Université de Paris-Dauphine, France, and completed the Financial Management Programme at the Graduate School of Business, Stanford University.

 **International Experience** — Extensive international experience as a director of multiple international and multinational mining and energy companies, including Anglo American plc, Petrofac Ltd, SSE plc and The BOC Group plc.

 **Operational and Industry Expertise** — Extensive experience in the global energy and mining industries. Service as a director of Anglo American plc, a global mining company; as a director of Petrofac, a leading international service provider to the oil and gas production and processing industry; and as a director of SSE plc, a Scottish energy company headquartered in Perth, Scotland, United Kingdom.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility.

 **Board Experience** — Service on the Company's Board of Directors since 2018 and Chair of the Board of Petrofac since May 2018. Current service on the boards of Petrofac Ltd, and Vinci SA. Formerly served on the boards of Cobham plc, Anglo American plc, AngloGold Ashanti (JSE); Anglo American Platinum (JSE); SSE plc and The BOC Group plc.

Director Nominee Overview

JANE NELSON



Independent

Age: 59
Director Since: 2011

Board Committees:
- ▸ Safety and Sustainability (Chair)
- ▸ Corporate Governance and Nominating

Jane Nelson, 59, Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, and a nonresident senior fellow at the Global Economy and Development Program at the Brookings Institution. A former senior associate of the Programme for Sustainability Leadership at Cambridge University and former Director at the International Business Leaders Forum from 1993 to 2009, and a senior advisor until 2013.

Director Qualifications:

 **International Experience** — Former director at the International Business Leaders Forum; previously worked in the office of the United Nations Secretary-General with the UN Global Compact, and for the World Business Council for Sustainable Development in Africa, for FUNDES in Latin America, and as a Vice President at Citibank working in Asia, Europe and the Middle East. Service on the Economic Advisory Board of the International Finance Corporation (IFC), member of the World Economic Forum's Global Future Council on Transparency and Anti-Corruption. Previously on the Leadership Council of the Initiative for Global Development, Co-Chair of the World Economic Forum's Global Future Council on Food Systems Innovation, and member, Global Future Council on International Governance, Public-Private Cooperation and Sustainable Development.

 **Health, Safety, Environmental and Social Responsibility Expertise** — Founding Director of Harvard Kennedy School's Corporate Responsibility Initiative. One of the five track leaders for the Clinton Global Initiative in 2009, leading the track on Developing Human Capital. Served on advisory committees to over 45 global corporations, non-governmental organizations and government bodies since 1992. Current Chair of the Company's Safety and Sustainability Committee.

 **Academic Experience** — Director, Corporate Responsibility Initiative and adjunct lecturer in Public Policy, Harvard Kennedy School. Former faculty, Corporate Social Responsibility executive education program, Harvard Business School. Nonresident senior fellow at the Brookings Institution and a former senior associate at Cambridge University's Programme for Sustainability Leadership. Author of five books, including the Academy of Management's 2015 Best Book Award in the Social Issues in Management Division, and extensive publications on the topics of corporate responsibility, sustainability and international development.

 **Industry Expertise** — Service on ExxonMobil's External Sustainability Advisory Panel, previously on GE's Sustainability Advisory Council; and Independent Advisory Panel, International Council on Mining and Metals Resource Endowment initiative; former external adviser to World Bank Group on social impacts in mining, oil and gas sector.

 **Board Experience** — Service on the Company's Board of Directors since 2011. Currently serves on the Board of Directors of the following non-public entity: Chevron's Niger Delta Partnership Initiative Foundation. Prior service on the Boards of Directors of the Abraaj Group, FSG, SITA (now SUEZ) and the World Environment Center (now an Emeritus Director).

TOM PALMER



President and CEO

Age: 52
Director Since: 2019

Board Committees:
- ▸ Executive-Finance

Thomas Palmer, 52, was appointed President and Chief Executive Officer and joined Newmont's Board of Directors on October 1, 2019. Mr. Palmer served as President since June 2019 and as President and Chief Operating Officer from November 2018 until June 2019. Previously, he served as Executive Vice President and Chief Operating Officer since May 2016. Mr. Palmer was elected Senior Vice President, Asia Pacific in February 2015 after serving as Senior Vice President, Indonesia since March 2014.

Director Qualifications:

 **CEO/Executive Management Skills** — Currently serving as the Company's President and Chief Executive Officer. Extensive leadership experience in prior roles with Newmont and previously with Rio Tinto's bauxite and alumina, coal, copper, iron ore and technology businesses leading global teams, improving safety, profitability, sustainability and diversity.

 **Operational and Industry Expertise** — Over 27 years of operational experience in the mining industry with senior executive oversight of operations, labor relations and regulatory issues. Worked in a variety of roles across a number of commodities over a 20-year career with Rio Tinto, including Chief Operating Officer, Pilbara Mines, Rio Tinto Iron Ore; General Manager, Technology for the Bauxite and Alumina business; General Manager, Operations at Hail Creek coal mine; and General Manager, Asset Management at Palabora Mining Company in South Africa.

 **International Experience** — Extensive senior executive experience working with multinational mining operations in Australia, Indonesia, South Africa and North America. Member of the World Gold Council, the International Council on Mining and Metals and the World Economic Forum Mining and Metals Board of Governors.

 **Health, Safety, Environmental and Social Responsibility Experience** — Strong commitment to improving safety and productivity through implementation of safety culture programs. Prior service on the Board of the Minerals Council of Australia and former Chair of the Council's Health and Safety Committee.

 **Labor and Compensation Expertise** — Extensive labor relations and compensation experience in various senior executive roles including deep knowledge of organizational design, leadership development and talent management and oversight of human relations functions.

 **Board Experience** — Service on the Company's Board of Directors since October 2019 and prior service on the Board of the Minerals Council of Australia.

JULIO M. QUINTANA



Independent

Age: 60
Director Since: 2015
Board Committees:
▸ Leadership Development and Compensation
▸ Advisory Innovation & Technology (Chair)

Julio M. Quintana, 60, retired President and Chief Executive Officer of Tesco Corporation from September 2005 to December 2014 and as a Director from September 2004 to May 2015. Served as Tesco's Executive Vice President and Chief Operating Officer from 2004 to 2005. Served in various executive roles for Schlumberger Technology Corporation from 1999 to 2004. Prior to Schlumberger, Mr. Quintana spent nearly 20 years in the oil and gas exploration and production business in various operational roles for Unocal Corporation.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Tesco Corporation, a public company listed on NASDAQ, and other executive management positions noted above.

 **Operational and Industry Expertise** — Over 35 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies as former President and Chief Executive Officer and as Executive Vice President and Chief Operating Officer of Tesco Corporation, former Vice President of Exploitation of Schlumberger and as a current director of SM Energy since 2006. Awarded a Bachelor's Degree in Mechanical Engineering from University of Southern California, Los Angeles.

 **International Experience** — Extensive senior executive experience working with multinational drilling and exploration operations, including with Tesco Corporation and Schlumberger. Prior to Schlumberger, worked for almost 20 years in various operational roles for Unocal Corporation, a global petroleum exploration and production company.

 **Financial Experience** — Extensive financial management experience in senior executive roles and as a member of the Audit Committee for SM Energy.

 **Compensation Expertise** — Experience serving as a member of the Company's Leadership Development and Compensation Committee and as a member of SM Energy's and Basic Energy's Compensation Committees. Participation in compensation, benefits and related decisions in senior executive, public company roles.

 **Board Experience** — Service on the Company's Board of Directors since October 2015, as well as on the boards of several other companies, including as a current Director of SM Energy Company, current Chair of Basic Energy Services and former director of Tesco Corporation.

Independence of Directors

The Board affirmatively determines the independence of each Director and each nominee for election as Director. For each individual deemed to be independent, the Board has determined (a) that there is no relationship with the Company, or (b) the relationship is immaterial. The Board has considered the independence standards of the New York Stock Exchange and adopted the additional categorical independence standards described below.

The Board has determined that the relationships that fall within the standards described in its independence standards are categorically immaterial. As such, provided that no law, rule or regulation precludes a determination of independence, the following relationships are not considered to be material relationships with the Company for purposes of assessing independence: service as an officer, executive director, employee or trustee or greater than five percent beneficial ownership in: (i) a supplier of goods or services to the Company if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater; (ii) a lender to the Company if the total amount of the Company's indebtedness is less than one percent of the total consolidated assets of the lender; (iii) a charitable organization if the amount of the Company's total annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts (excluding any amounts received through the Company's employee matching program for charitable contributions), whichever is greater; or (iv) any relationship arising out of a transaction, or series of transactions, in which the amount involved is less than $120,000 in aggregate during the last three years. For the avoidance of doubt, the foregoing is intended to identify certain (but not all) relationships which are not considered material relationships for purposes of assessing independence. Any relationships falling outside of those categories are not necessarily deemed material, rather they will be specifically considered by the Corporate Governance and Nominating Committee and the Board in connection with individual independence determinations.

In making its independence determinations, the Board specifically considered the circumstances described below.

Ms. Bitar serves as a partner of Azerta, a consulting firm focused on strategic communications, public affairs, crisis management and digital communications. Azerta previously provided services to Goldcorp's subsidiary Goldcorp Servicios, which was acquired by Newmont in 2019. Ms. Bitar did not manage the business relationship with Goldcorp Servicios, received no direct compensation from Goldcorp Servicios and does not hold a controlling interest in Azerta. This relationship met the categorical independence standard, which provides that acting as a holder of ownership interests in a supplier of goods or services is not considered to be a material relationship for purposes of assessing independence if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater. In addition, the business relationship between Goldcorp Servicios was terminated prior to Ms. Bitar's appointment to the Company's Board of Directors in June 2019. The relationship was considered by the Corporate Governance and Nominating Committee and the Board. Given that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes.

Mr. Boyce serves as the Chair of the advisory board for the University of Arizona's Lowell Institute for Mineral Resources. Mr. Boyce is not an employee of the Lowell Institute and the advisory board is not compensated for such service. The Company donated approximately $202,500 to the Lowell Mineral Institute in its 2019 fiscal year. Mr. Boyce's appointment to the advisory board was not related to Newmont's donations or involvement. The Company's donation reflects its interest in promoting technological mining research and advancing the sustainable development of mineral resources. The relationship with the Lowell Institute meets the categorical independence standard, which provides that a donation does not constitute a material relationship with the Company that would affect independence if the total amount of the Company's annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts, whichever is greater. The Corporate Governance and Nominating Committee and the Board have considered these circumstances and determined that the donation does not constitute a material relationship with the Company that would affect independence, and that no financial, personal or other relationship exists that might influence a reasonable person's objectivity.

Ms. Briscoe serves as a non-executive director of Kal Tire Partnership, which engages in commercial transactions with the Company related to the supply of tires. The relationship was considered by the Corporate Governance and Nominating Committee and the Board. The relationship with Kal Tire Partnership meets the categorical independence standard, which provides that service as a director of a supplier of goods or services is not considered to be a material relationship for purposes of assessing independence if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater. Given that the relationship arises only as a result of Ms. Briscoe's position as an independent director and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes.

Mr. Brook serves as a non-executive director at Incitec Pivot Limited ("IPL"), which, indirectly through its subsidiaries and joint ventures, engages in commercial transactions with the Company related to the supply of explosives. The relationship with IPL was considered by the Corporate Governance and Nominating Committee and the Board. The relationship with IPL meets the categorical independence standard, which provides that service as a director of a supplier of goods or services is not considered to be a material relationship for purposes of assessing independence if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater. Given that the relationship arises only as a result of Mr. Brook's position as an independent director and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes.

Mr. Bucknor serves as an external director for the Bank of Ghana ("BoG"). BoG is the central bank of Ghana which formulates monetary policy, regulates financial markets, and regulates and supervises the banking and credit system in Ghana. The Company currently has operations in Ghana at Ahafo and Akeym. BoG does not act as a lender to the Company, and Mr. Bucknor's appointment to the BoG board of directors was in no way related to his position as a Newmont Director. Given that Mr. Bucknor's position is as an external non-employee director of BoG only, and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship is not material for independence purposes.

Mr. Sartain serves as a non-executive director of ALS Limited (Australia) ("ALS Limited"). ALS Limited provides certain laboratory analytical services to the Company. The relationship was considered by the Corporate Governance and Nominating Committee and the Board. The relationship with ALS Limited meets the categorical independence standard, which provides that service as a director of a supplier of goods or services is not considered to be a material relationship for purposes of assessing independence if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater. Given that the relationship arises only as a result of Mr. Sartain's position as an independent director and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes.

Based on the foregoing analysis, the Board has determined that all current members of the Board, other than the President and Chief Executive Officer, are independent. The above descriptions have been included for Cristina Bitar, Beverley Briscoe and Charles Sartain due to their role as Directors as of the time of filing of this Proxy Statement, but they will be retiring from the Newmont Board upon completion of their terms at the 2020 Annual Meeting this year.

The Board has determined that the following nominees for election pursuant to Proposal 1 are independent:

Gregory H. Boyce	**Matthew Coon Come**	**René Médori**
Bruce R. Brook	**Noreen Doyle**	**Jane Nelson**
J. Kofi Bucknor	**Veronica M. Hagen**	**Julio Quintana**
Maura Clark		

Tom Palmer is not deemed independent due to his role as the President and Chief Executive Officer of the Company.

Committees of the Board of Directors and Attendance

Attendance at Meetings

During 2019, the Board of Directors held 22 meetings and Committees of the Board held a total of 29 meetings. Overall attendance by incumbent Director nominees at such meetings was approximately 98%. Each incumbent Director attended at least 75% or more of the aggregate of all meetings of the Board of Directors and Committees of the Board of Directors on which she or he served. It is the policy and practice of the Company that nominees for election at the Annual Meeting of Stockholders attend the meeting. All of the Board members at the time of the 2019 Annual Meeting of Stockholders attended the meeting.

Board Committees

The Board of Directors has, in addition to other committees, Audit, Leadership Development and Compensation, Corporate Governance and Nominating, and Safety and Sustainability Committees. All members of these four Committees are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. Each Committee functions under a written charter adopted by the Board, which are available on our website at http://www.newmont.com/about/governance-ethics/. The current members of these Committees and the number of meetings held in 2019 are shown below. For the proposed Committee slates to become effective on April 21, 2020 following the Annual Meeting, see page 19.

Audit Committee[1][2]



Bruce R. Brook,
Chair
J. Kofi Bucknor
René Médori
Clement Pelletier

Meetings in 2019: 6

Functions of the Committee

- ▶ assists the Board in its oversight of the integrity of the Company's financial statements
- ▶ assists the Board in its oversight of the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security
- ▶ provides oversight of the Company's internal audit function
- ▶ authority to retain and terminate the Company's independent auditors
- ▶ approves auditing services and related fees and pre-approves any non-audit services
- ▶ responsible for confirming the independence and objectivity of the independent auditors
- ▶ please refer to "Report of the Audit Committee" on page 112

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[1]   While all of the Audit Committee members are considered financially literate, the Board of Directors has determined that each of Bruce R. Brook, J. Kofi Bucknor, René Médori and Clement Pelletier is an Audit Committee Financial Expert, as a result of his knowledge, abilities, education and experience. Mr. Pelletier was appointed to the Audit Committee following his election to the Board on June 30, 2019 and will not stand for election in 2020. Each of Bruce R. Brook, J.Kofi Bucknor, René Médori and Clement Pelletier is an independent Director.

[2]   No Committee member will serve on the audit committees of more than two other public companies, unless the Board determines that such service does not impair the ability of such member to serve on the Company's Committee.

Leadership Development and Compensation Committee



Veronica M. Hagen,
Chair
Gregory H. Boyce
Beverley Anne Briscoe
Julio M. Quintana

Meetings in 2019: 7

Functions of the Committee

▶ determines the components and compensation of the Company's key employees, including its executive officers, subject to ratification by the full Board for CEO compensation
▶ reviews senior leadership development, succession planning and talent management
▶ reviews global inclusion and diversity strategy and progress of such strategy
▶ determines awards of stock-based compensation, which for the CEO are subject to ratification by the full Board of Directors
▶ please refer to "Compensation, Discussion and Analysis" and the "Report of the Leadership Development and Compensation Committee on Executive Compensation" beginning on pages 44 and 75, respectively

Corporate Governance and Nominating Committee



Noreen Doyle,
Chair
Bruce R. Brook
Veronica M. Hagen
Jane Nelson

Meetings in 2019: 6

Functions of the Committee

▶ oversees Director and Chair succession planning and proposes slates of Directors to be nominated for election or re-election
▶ proposes slates of officers to be elected
▶ conducts evaluations of the performance of the Chief Executive Officer
▶ responsible for recommending amount of Director compensation
▶ reviews periodically the organization, size, operation, practice, and tenure policies of the Board
▶ make recommendations to the Board regarding the evaluation of the independence of each director
▶ develops and implements procedures for annual Board, Director Peer and Committee evaluations
▶ annually considers the establishment and membership of committees of the Board, delegation of authority to such committees, leadership of such committees, and qualifications of committee members
▶ advises Board of corporate governance issues

Safety and Sustainability Committee



Jane Nelson,
Chair
Cristina Bitar
Matthew Coon Come
Sheri E. Hickok
Charles Sartain

Meetings in 2019: 5

Functions of the Committee

▶ provides advice, counsel and recommendations to the Board in its oversight of health, safety, loss prevention and operational security issues and management of risks related thereto

▶ assists the Board in its oversight of sustainable development, environmental management and affairs, community relations, human rights, community, government and stakeholder relations and communications issues, including oversight of the Company's annual Beyond the Mine Report

▶ assists the Board in furtherance of its commitments to adoption of best practices in promotion of a healthy and safe work environment, and environmentally sound and socially responsible resource development including in connection with water management, climate change and carbon emissions and other ESG targets

▶ administers the Company's policies, processes, standards and procedures designed to accomplish the Company's goals and objectives relating to safety and sustainability

Other Committees

In addition to the four core Board committees listed above, the Board has also established the following Committees to support the Board in execution of its duties and responsibilities:

Executive-Finance Committee

The Company By-Laws established the authority of the Executive-Finance Committee. The Committee meets on an as-needed basis and performs transaction, expense and project reviews and also provides administrative approvals between regular meetings of the Board. This Committee is chaired by the Chair of the Board, Ms. Doyle, and its members include the Chair of the Audit Committee, Mr. Brook, and the Chief Executive Officer, Mr. Palmer.

Advisory Innovation and Technology Committee

The Board established this Advisory Committee in 2019 to assist with matters of innovation and technology in support of the Company's strategy as requested by the Board, Safety & Sustainability Committee or Audit Committee, which may include supplemental reviews of cybersecurity programs and initiatives in connection with risks to the Company's business and strategy. The Committee is chaired by Mr. Quintana.

Advisory Council on Canadian and Indigenous Affairs

The Board established this Advisory Council in 2019 to provide support and oversight to the company-led Global Center for Indigenous Community Relations, as well as to provide advice on Indigenous affairs to the Board of Directors. Dr. Coon-Come chairs this Advisory Council and will provide reports to the Safety and Sustainability Committee and the Board on the Advisory Council's activities. The Safety and Sustainability Committee of the Board reviews and selects members of this Advisory Council.



Corporate Governance

Key Corporate Governance Practices

We establish corporate governance standards and practices designed to create long-term value for our stockholders and positive influences on the governance of the Company. Our key corporate governance practices include:

- ✔ Independent Chair
- ✔ Diverse Board
- ✔ Commitment to Board Refreshment
- ✔ Annual Board and Committee Evaluations
- ✔ Annual Director Elections
- ✔ Majority Voting in Uncontested Director Elections
- ✔ Director Overboarding Policy

- ✔ Strong Director Attendance Record
- ✔ Active Shareholder Outreach
- ✔ Voluntarily Adopted Proxy Access
- ✔ Stockholder Right to Call Special Meetings
- ✔ Stockholder Right to Act by Written Consent
- ✔ No Shareholder Rights Plan

Corporate Governance Guidelines and Charters

The Company has adopted Corporate Governance Guidelines that outline important policies and practices regarding the governance of the Company. In addition, each of the committees has adopted a charter outlining responsibilities and operations. As part of our standard governance practices, we updated the Corporate Governance Guidelines in October of 2018.

> The Corporate Governance Guidelines and the charters are available on our website at http://www.newmont.com/about/governance-ethics/.

Director Orientation and Education

The Corporate Governance and Nominating Committee establishes and oversees director orientation and continuing education programs. Newmont's on-boarding program for new directors includes a discussion of a broad range of topics, including the background of the Company, the Board and its governance model, long-term strategy and business operations, financial statements, business plan and capital structure, key industry and competitive factors, risk management systems, legal, business integrity and ethical responsibilities of the Board, as well as other matters relevant to the ability of a new director to fulfill her or his responsibilities. The program also includes one-on-one meetings with new directors and members of the senior management team. Our directors are expected to keep current on issues affecting Newmont and the mining industry and on developments with respect to their general responsibilities as directors. The Company will either provide or pay reasonable expenses for ongoing director education to enable them to perform their duties as directors. Ongoing director training includes presentations by senior management, its principal officers and its internal and independent auditors, as well as outside advisors and experts. Directors are also encouraged to visit the Company's operating sites. Our directors typically visit one to two sites per year.

Board Leadership and Independent Chair

Choosing the right leadership for the Board is an important responsibility. The Board of Directors selects the Chair of the Board in the manner and upon the criteria that it deems best for the Company at the time of selection. The Corporate Governance and Nominating Committee makes recommendations to the Board in connection with succession to the role of the Chair of the Board, and reviews director succession and leadership planning as a component of the Committee's regular agenda. The Corporate Governance and Nominating Committee has established a long-term succession planning process and a distinguished pool of exceptionally experienced directors with a wide array of experience, skills and qualifications to draw from.

SEPARATION OF CHAIR AND CEO ROLES

Before 2008, the positions of Chair of the Board and Chief Executive Officer were held by a single person. In 2007, the Board of Directors considered a stockholder proposal included in the 2007 Proxy Statement regarding the separation of such roles. The Board agreed to separate the roles as of January 1, 2008, in response to the stockholder vote and the Board's determination regarding what was in the best interest of the Company at such time. The Board will continue to evaluate whether this leadership structure is in the best interests of the stockholders on a regular basis.

2007/2008

2008

2016

NOMINATION OF AN INDEPENDENT NON-EXECUTIVE CHAIR

In January 2008, the independent members of the Board of Directors elected an independent Non-Executive Chair in connection with the separation of Chair and Chief Executive Officer roles. The Board has had an Independent Non-Executive Chair since that time.

NON-EXECUTIVE CHAIR SUCCESSION

In July 2015, a Vice Chair role was created by the Board and Noreen Doyle was appointed to that role. In the interest of Board succession planning, in February 2016, the Board determined that Ms. Doyle would succeed the former Chair upon the Annual Meeting of Stockholder in April 2016. Ms. Doyle continues to serve in the role.

In consideration of the Company's tenure and retirement age guidelines, it is expected that the Chair and Senior Independent Director will not stand for reelection in 2021. In order to facilitate a thoughtful and well-coordinated Board leadership transition, the Corporate Governance and Nominating Committee has engaged in a collaborative planning and assessment process led by the Senior Independent Director. As a part of that process, the Board determined that the appointment of a Vice Chair is a desirable part of the Board leadership succession. In February 2020, the Board determined that Ms. Doyle will continue to serve in the role of the Non-Executive Chair following the 2020 Annual Meeting of Stockholders, and that Gregory Boyce will be appointed to the role of the Vice Chair, effective April 21, 2020. The Non-Executive Chair and Vice Chair will work closely together towards a smooth Board leadership transition in the future.

ROLE OF THE NON-EXECUTIVE CHAIR

The Non-Executive Chair serves as liaison between the Chief Executive Officer and the other Independent Directors, approves meeting agendas and schedules and notifies other members of the Board of Directors regarding any significant concerns of stockholders or interested parties of which she or he becomes aware. The Non-Executive Chair presides at all Board meetings and all Independent Directors sessions scheduled at each regular Board meeting. The Non-Executive Chair presides at stockholders' meetings and provides advice and counsel to the Chief Executive Officer. Noreen Doyle has served in the role of Non-Executive Chair since 2016 and continues to serve in that role.

ROLE OF THE SENIOR INDEPENDENT DIRECTOR

The Senior Independent Director serves as liaison between the Corporate Governance and Nominating Committee, the Chief Executive Officer and the other Independent Directors to support the Chair succession planning process and procedures. The Board appointed Veronica Hagen Senior Independent Director in 2017 and she continues to serve in that role.

ROLE OF THE VICE CHAIR

The Vice Chair supports the Non-Executive Chair in connection with Board and strategic oversight and governance matters and will provide advice and counsel to the Chief Executive Officer as requested by the Non-Executive Chair. The Vice Chair may preside at meetings of the Directors and at meetings of the stockholders at the request of or in the absence of the Non-Executive Chair, and shall have such other powers and duties as may be prescribed by the Board or the Non-Executive Chair.

Board Oversight of Risk Management

THE **BOARD OF DIRECTORS** IS ENGAGED IN COMPANY-WIDE RISK MANAGEMENT OVERSIGHT.

Certain risk oversight responsibilities are delegated to Board Committees*

AUDIT COMMITTEE	LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE	SAFETY AND SUSTAINABILITY COMMITTEE
Provides risk oversight with respect to the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security, the independent auditor's selection, retention, qualifications, objectivity and independence, and the performance of the Company's internal audit function.	Provides risk oversight with respect to compensation policies and programs, leadership talent development and succession planning, including global inclusion and diversity strategy.	Provides oversight and direction with regard to environmental—including related to climate change—social responsibility, community relations, human rights, operational security, loss prevention and safety risks.
See page 112 for the Report of the Audit Committee.	For a discussion of the Leadership Development and Compensation Committee and Enterprise Risk Management team's assessments of compensation-related risks, see "Compensation Discussion and Analysis — Executive Compensation Risk Assessment."	

*Directors are entitled to rely on **Management** and the advice of the Company's **outside advisors and auditors**, but must at all times have a reasonable basis for such reliance.*

COMPANY MANAGEMENT

The Board of Directors relies upon the Chief Executive Officer, Chief Financial Officer and Executive Leadership Team to supervise the risk management activities within the Company, each of whom may provide reports directly to the Board of Directors and certain Board Committees, as appropriate. For example, the primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics rests with the management of the Company. Management, supported by an independent third party, also regularly assesses the Company's cyber security risks to address mitigation and remediation actions. The Company has a global Enterprise Risk Management ("ERM") team. The ERM team's objectives include, but are not limited to, reporting on the ERM process and risk findings to the Disclosure Committee on a quarterly basis, the Audit Committee and the Safety and Sustainability Committee regularly, and to the full Board of Directors on at least an annual basis.

Oversight of the Company's long-term strategy is a priority for the Board of Directors. The Board holds an annual two-day session to do a strategy deep-dive. At that session the Directors work closely with the Executive Leadership Team to review and collaborate on the strategy and the potential risks and opportunities of the business.

* For a description of the functions of the various Board Committees, see "Board Committees" above.

Board, Committee & Director Assessment

ANNUAL REVIEW	In alignment with the Company's Corporate Governance Guidelines, the Corporate Governance and Nominating Committee leads the Board in its annual review process, which includes: ▶ The Board annual self-assessment of the performance and effectiveness of the Board and its Committees; ▶ Committee annual self-assessments and charter reviews; and ▶ Director peer evaluations of individual director performance.
BOARD EVALUATION	The Company's Board of Directors self-assessment process focuses on numerous aspects of corporate governance and performance of the Board's duties and responsibilities. Individual questionnaire evaluations by each Board member are conducted on a confidential and anonymous basis. *See also below re periodic third party reviews.*
COMMITTEE SELF-ASSESSMENT	On an annual basis, the Chair of each Committee of the Board leads her or his respective Committee in a self-assessment and charter review and related discussions. Each Committee member completes confidential evaluations, in addition to discussion as a group in Committee executive sessions.
PEER EVALUATIONS	The annual Director Peer Evaluation process is utilized as a tool to solicit confidential feedback from fellow members of the Board regarding individual director performance.
OUTCOME	In 2019, each Committee of the Board, as well as the full Board of Directors, concluded effective operations by the Board and Committees. In addition, all current Directors assessed their peers as meeting or exceeding expectations.
FOLLOW-UP	The Chair and the Corporate Governance and Nominating Committee use these results in conjunction with the assessment of the skills and characteristics of Board members, as well as in connection with making recommendations to the Board regarding the slate of directors for inclusion in the Company's Proxy Statement for election at the Annual Meeting of Stockholders. The Chair also conducts candid, one-on-one discussions with each independent Director regarding observations and suggestions, if any, from the peer evaluations. The Chair also presents the findings of the annual Board self-assessment to the full Board in executive session for discussion. Policies and practices of the Board are updated per the evaluation results as appropriate. Director suggestions for improvements to the questionnaires and evaluation process are incorporated.

AREAS OF FOCUS

Among other topics, the Board self-evaluation questionnaire focuses on:

▶ the Board's overall responsibilities and effectiveness;
▶ the structure and composition of the Board (including organization, size, operation, diversity and tenure policies);
▶ the Board culture (both in executive session, as well as in connection with management and advisors);
▶ oversight of the Company's key issues and opportunities;
▶ oversight of risk strategy and enterprise risk management;
▶ oversight of business strategy and strategic planning process;
▶ the adequacy and quality of information provided to the Board; and
▶ the overall Board policies, processes and procedures.

Third-Party Review

To enhance the review process, the Board will engage the services of an independent third party to perform an assessment of the Board and its Committees on a periodic basis as determined by the Corporate Governance and Nominating Committee. Such a review will take place in 2020. The process involves a candid and confidential interview of each Director and provides an opportunity for robust engagement. The interviews are followed with a facilitated discussion with the full Board detailing the strategic themes and opportunities raised in the interviews and any follow up items. This process provides the Board with best practice observations from a neutral third-party, and allows the Directors to share their perspectives and consider necessary adjustments, if any, in response to the collective feedback.

Process for Selecting New Directors

We have established a process for identifying and nominating Director candidates that has resulted in the election of a highly qualified, diverse and dedicated Board of Directors. The process is aligned with our Corporate Governance Guidelines and the Corporate Governance and Nominating Committee Charter, which are available on our website at http://www.newmont.com/about/governance-ethics/.

The Corporate Governance and Nominating Committee or other members of the Board of Directors identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board of Directors. The Chair of the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members.

The Corporate Governance and Nominating Committee screens and recommends candidates for nomination by the full Board. The Company's By-Laws provide that the size of the Board may range from 8 to 17 members. The Board's size as of the Record Date was 15 members. As part of the Board's 2019 self-evaluation and the deliberations of the Corporate Governance and Nominating Committee, the Board concluded that the Board did not need to be as large as it has been since the closing of the Goldcorp acquisition, which increased the size of the Board from 12 to 15 members in accordance with the arrangement agreement. The Corporate Governance and Nominating Committee also considered investor feedback on Board size and governance as part of its discussions. The Corporate Governance and Nominating Committee and the Board determined that reducing the Board to 11 Directors (comprised of 10 independent non-executive Directors and one executive Director) would strike the right balance between ensuring diverse and broad expertise, perspectives and skills and promoting robust dialogue and accountability. In thinking about the size and skills of the Board going forward, the Corporate Governance and Nominating Committee considered the director skills and experience that relate most closely to the Company's strategy.

An independent third-party search firm assists the Corporate Governance and Nominating Committee with its recruitment efforts and recommends candidates that satisfy the Board's criteria. The search firm also provides research and pertinent information regarding candidates, as requested.

The Board of Directors has determined that Directors should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the stockholders; (c) broad experience at the policy-making level in business, government, education, technology or public interest; and (d) sufficient time to effectively fulfill duties as a Board member. The Board recommends qualified individuals who provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company. The Corporate Governance and Nominating Committee would consider any candidates submitted by stockholders on the same basis as any other candidate. Any stockholder proposing a nomination should submit such candidate's name, along with curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary, Newmont Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA (attention: Logan Hennessey).

Newmont considers skills, diversity and experience in deciding on nominees. The Corporate Governance and Nominating Committee considers a broad range of diversity, including diversity in terms of professional experience, skills and background, as well as diversity of domicile, nationality, race and gender, when evaluating candidates. We consider this through discussions at the Corporate Governance and Nominating Committee meetings. In evaluating a Director candidate, the Corporate Governance and Nominating Committee considers factors that are in the best interests of the Company and its stockholders.

Process for Selecting New Directors

1 **SOURCE CANDIDATE**

Source Candidate Pool from

▶ Independent Search Firms
▶ Independent Directors

▶ Stockholders
▶ Management Referrals

2 **IN-DEPTH REVIEW**

In-Depth Review by the Committee

▶ Consider skills matrix
▶ Consider strategic business priorities
▶ Consider Board succession planning
▶ Screen qualifications

▶ Consider diversity
▶ Review independence and potential conflicts
▶ Meet with directors

3 **RECOMMEND**

Recommend Selected Candidates for Appointment to our Board

4 **REVIEW**

Review by full Board

5 **SELECT DIRECTOR(S)**

Select Director(s)

Retirement Age and Board Refreshment

The Corporate Governance and Nominating Committee of the Board regularly considers director succession planning and the long-term make up of our Board, including how the members on our Board will change over time. The Company's retirement policy for non-employee Directors in the Corporate Governance Guidelines (the "Guidelines") provides that, no director will stand for election or re-election if such director: (i) will have reached the age of 75 as of the date of the upcoming Annual Meeting of Stockholders; or (ii) will have reached 15 years of service on the Board as of the date of the upcoming Annual Meeting of Stockholders, whichever is earlier; provided, however, that in its sole discretion, the Board, upon recommendation of the Governance Committee, may waive the age and tenure limitations for any director if the Board determines that a director possesses the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs and that it is in the best interests of the Company and its Stockholders to do so. As of the Record Date, the average age of our Board of Directors nominees was approximately 63, with age diversity ranging from 52 to 74. The Corporate Governance and Nominating Committee aims to strike an appropriate balance between the deep expertise and knowledge that comes from longer-term service and the new experiences, perspectives and energy that can be provided with additions to the Board. As of the Record Date, the average tenure of our Board of Directors nominees was approximately 6 years. This average tenure is due in part to the inclusion of a newly appointed President & CEO as a member of Board of Directors in accordance with the Company's By-Laws, as well as the appointment in 2019 of Dr. Coon Come and the proposed election of Maura Clark in 2020. The retirement policy of Newmont's Board reflects the commitment of our Directors to Board refreshment and to seek balance in the boardroom. Tenure is one factor considered by the Board. Director succession planning also impacts tenure. See "Board Leadership and Independent Chair" and "Process for Selecting New Directors" for additional information.

Proxy Access

In 2016, the Board amended and restated the Company's By-Laws to implement a market-standard "proxy access" by-law:



A stockholder, or a group of up to 20 stockholders

3% for **3** years
owning 3% or more of the Company's outstanding common stock continuously for at least three (3) years



The stockholder or group may nominate and include in the Company's proxy materials directors constituting up to the greater of

2 members or **20%**
of the Board



Provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws

Our By-Laws are available on our website at http://www.newmont.com/about/governance-ethics/.

Communications with Stockholders or Interested Parties

The Company values your feedback. Any stockholder or interested party who desires to contact the Company's Chair, the non-management Directors as a group or the other members of the Board of Directors may do so by writing to the Corporate Secretary (attention: Logan Hennessey), Newmont Corporation, at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA. Any such communication should state the number of shares owned, if applicable. The Secretary will forward to the Chair any such communication addressed to the Chair, the non-employee Directors as a group or to the Board of Directors generally, and will forward such communication to other Board members, as appropriate, provided that such communication addresses a legitimate business issue. Any communication relating to accounting, auditing or fraud will be forwarded immediately to the Chair of the Audit Committee.

Code of Conduct

Newmont's Code of Conduct (the "Code") publicly sets out the high standards of conduct expected of all of our Directors, employees and officers (including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and other persons performing financial reporting functions), as well as by our partners, vendors and contractors when they are working with us or on our behalf. The Code, which has been adopted by Newmont's Board of Directors, sets out Newmont's basic standards for ethical and legal behavior. The Code is available on our website at http://www.newmont.com/about/governance-ethics/. The Code is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) full, fair, accurate, timely and understandable disclosures; (c) compliance with laws, rules and regulations; (d) prompt internal reporting of Code violations; and (e) accountability for adherence to the Code. Newmont will post on its website a description of any amendment to the Code and any waiver, including any implicit waiver, by Newmont of a provision of the Code to a Director or executive officer (including senior financial officers), the name of the person to whom the waiver was granted and the date of the waiver within four business days of such waiver or amendment. We granted no waivers under the Code in 2019.

Related Person Transactions

The Board has adopted written policies and procedures for approving related person transactions. Any transaction with a related person, other than transactions available to all employees generally or involving aggregate amounts of less than $120,000, must be approved or ratified by the Audit Committee, the Leadership Development and Compensation Committee for compensation matters, or disinterested members of the Board. The policies apply to all executive officers, Directors and their family members and entities in which any of these individuals has a substantial ownership interest or control.

Compensation Consultant

The Board of Directors engaged Pay Governance LLC during 2019 to assist in the evaluation of independent Director compensation. For executive compensation consulting services in 2019, the Board of Directors engaged Frederic W. Cook & Co. ("FW Cook"). The Board utilizes a best practice approach of engaging separate advisors for Board compensation and management compensation to minimize the potential for conflict of interest. For a description of the executive compensation consulting services provided by FW Cook to the Leadership Development and Compensation Committee ("LDCC") of the Board of Directors, see the Compensation Discussion and Analysis.

Executive Compensation Risk Assessment

We believe that Newmont's compensation program for the Chief Executive Officer and Officers is structured in a way that balances risk and reward yet mitigates the incentive for excessive risk taking. Beyond prudent plan design and compensation policies, in 2017, an independent third-party team (from Mercer) completed a risk assessment of the executive compensation program at the request of the LDCC.

Overall, the risk assessment found that the compensation programs at Newmont align with stockholder interests, reward pay-for-performance, and do not promote unnecessary and excessive risk. The program is appropriately balanced between fixed and pay "at-risk." Furthermore, it was determined that the LDCC provides appropriate oversight by reviewing and approving incentive program goals and payments and has the discretion to adjust results for unusual and/or extraordinary items.

Corporate Governance

The key features mitigating risk in Newmont's compensation program across various time horizons are summarized below:

SHORT-TERM (0-2 YEARS)

► Programs measure performance via multiple metrics, aligning executives with the Company's annual business plan

► The annual bonus program incorporates threshold performance levels as well as caps on overall payouts

MEDIUM- TO LONG-TERM (3+ YEARS)

► All LTI award vehicles are denominated in shares, aligning with stockholder interests

► Equity awards have three-year vesting provisions, which promote long-term value creation, aid in retention, and reduce the potential for short-term risk taking

► Payouts of PSU awards are tied to relative TSR performance, providing an additional link to shareholder value; PSU awards are capped at 200% of target and 4x target grant value

► Anti-hedging/pledging policies, a clawback policy, and stock ownership guidelines provide further alignment with and protection to stockholders

► The Committee's compensation consultant is independent, ensuring unbiased oversight of the Company's compensation programs

Relative to the SEC considerations for evaluating employee compensation risk, no concerns were identified.

Director Compensation

The Board of Directors compensation program is reviewed by the Corporate Governance and Nominating Committee of the Board every year to ensure the program is competitive and supports recruiting and retention efforts. The program is compared to programs for the companies in our executive compensation peer group to ensure alignment with companies of a similar business scope and size. A secondary review is completed that summarizes practices for the Fortune 500 companies to provide context for general industry practices. Newmont completed a review of the program in 2019 and made no changes, given its alignment with peers and other Fortune 500 companies. Annual compensation for non-employee Directors for their service on the Board of Directors for 2019 and 2020 is set forth below:

Annual Retainer	$115,000 for each Director
	$25,000 for the Chair of the Audit Committee
	$12,000 for each Audit Committee Member
	$20,000 for the Chair of the Leadership Development and Compensation Committee
	$12,000 for each Leadership Development and Compensation Committee Member
	$15,000 for the Chair of the Corporate Governance and Nominating Committee
	$10,000 for each Corporate Governance and Nominating Committee Member
	$15,000 for the Chair of the Safety and Sustainability Committee
	$10,000 for each Safety and Sustainability Committee Member
	$300,000 for the Non-Executive Chair of the Board
Stock Award	$160,000 of common stock or director stock units each year under the 2013 Stock Incentive Plan. The fair market value is determined on the first business day following election by the Board or re-election at the Company's Annual Meeting, or as soon as administratively possible.

Additional compensation is not provided to our Directors for service on the Executive-Finance Committee or any advisory committees of the Board.

The following table summarizes the total compensation paid to or earned by the Company's non-employee Directors serving during 2019:

2019 Director Compensation

NAME[1]	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[2] ($)	ALL OTHER COMPENSATION[3][4][5] ($)	TOTAL ($)
Cristina Bitar	$ 62,500	$160,000	—	$222,500
Gregory H. Boyce	$132,000	$160,000	$ 5,000	$297,000
Beverley Anne Briscoe	$ 63,500	$160,000	—	$223,500
Bruce R. Brook	$162,000	$160,000	$ 3,954	$325,954
J. Kofi Bucknor	$127,000	$160,000	—	$287,000
Joseph A. Carrabba	$ 75,000	$160,000	$157,206	$392,206
Matthew Coon Come	$ 62,500	$160,000	—	$222,500
Noreen Doyle	$445,000	$160,000	—	$605,000
Veronica M. Hagen	$157,000	$160,000	$ 5,000	$322,000
Sheri E. Hickok	$125,000	$160,000	—	$285,000
Rene Medori	$127,000	$160,000	—	$287,000
Jane Nelson	$143,500	$160,000	$ 2,250	$305,750
Clement Pelleteir	$ 63,500	$160,000	—	$223,500
Julio M. Quintana	$127,000	$160,000	—	$287,000
Charles R. Sartain	$ 62,500	$160,000	$ 250	$222,750
Molly P. Zhang	$ 62,500	$160,000	$ 13,496	$235,996

[1] Mr. Palmer's compensation is shown in the Summary Compensation Table.

[2] For 2019, all non-employee Directors elected to receive stock awards in the form of director stock units ("DSUs"). The amounts set forth next to each award represent the aggregate grant date fair value of such award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718") which was the average of the high and low sales price on the date of grant. For Messrs. Boyce, Brook, Bucknor, Carrabba, Médori and Sartain and Mmes. Doyle, Hagen Hickock and Zhang the grant date was June 5, 2019 with a grant date fair value of $34.405. For Messrs. Coon Come, Pelletier and Sartain and Mmes. Bitar and Briscoe the grant date was July 1, 2019, with a grant date fair value of $37.60. There are no other assumptions made in the valuation of the stock awards.

[3] The amount shown as All Other Compensation for Messrs. Boyce, Brook and Sartain and Mmes. Hagen and Nelson represents contributions made under the Company's charitable Matching Gifts Program. Non-Employee Directors are eligible to participate in the Company's Matching Gifts Program on the same basis as employees, pursuant to which the Company will match dollar-for-dollar, contributions to qualified tax-exempt organizations, not more than $5,000 per eligible donor per calendar year. The figures above represent the Company's match of qualified charitable donations. The amount for Mr. Brook assumes a conversion rate of 0.7021 for Australian Dollar ("AUD") to U.S. dollar for donations made in AUD.

[4] The amount shown as All Other Compensation for Mr. Carrabba represents accrued dividends paid in connection with the shares of common stock underlying 48,179 director stock units awarded to Mr. Carrabba from 2007 to 2019 pursuant to the Company's director compensation program.

[5] The amount shown as All Other Compensation for Dr. Zhang represents accrued dividends paid in connection with the shares of common stock underlying 12,129 director stock units awarded to Dr. Zhang from 2017 to 2019 pursuant to the Company's director compensation program.

Outstanding Awards

The following table shows outstanding equity compensation for all non-employee Directors of the Company as of December 31, 2019, calculated with the closing price of $43.45:

NAME	STOCK AWARDS	
	AGGREGATE DIRECTOR STOCK UNITS OUTSTANDING (#)	MARKET VALUE OF OUTSTANDING DIRECTOR STOCK UNITS ($)
Cristina Bitar	4,255	$ 184,880
Gregory H. Boyce	25,736	$1,118,229
Beverley Anne Briscoe	4,255	$ 184,880
Bruce R. Brook	13,293	$ 577,581
J. Kofi Bucknor	13,293	$ 577,581
Matthew Coon Come	4,255	$ 184,880
Noreen Doyle	50,494	$2,193,964
Veronica M. Hagen	50,494	$2,193,964
Sheri E. Hickok	12,129	$ 527,005
Rene Medori	8,583	$ 372,931
Jane Nelson	38,226	$1,660,920
Clement Pelletier	4,255	$ 184,880
Julio M. Quintana	25,736	$1,118,229
Charles Sartain	4,255	$ 184,880

Share Ownership Guidelines

All Directors are encouraged to have a significant long-term financial interest in the Company. To encourage alignment of the interests of the Directors and the stockholders, each Director is expected to beneficially own shares of common stock (or hold director stock units) of the Company having a market value of five times the annual cash retainer payable under the Company's Director compensation policy. Newly elected Directors are expected to meet this requirement within five years of first becoming a Director of the Company. Taking into consideration the volatility of the stock market, the impact of gold, copper and other commodity price fluctuations on the Company's share price and the long-term nature of the ownership guidelines, it would be inappropriate to require Directors to increase their holdings because of a temporary decrease in the price of the Company's shares. As such, once the guideline is achieved, future fluctuations in price are not deemed to affect compliance. Specifically, if a decline in the Company's share price causes a Director's failure to meet the guideline, the Director will not be required to purchase additional shares, but such Director will refrain from selling any shares until the threshold has again been achieved. Compliance is evaluated on a once-per-year basis, as of December 31 of each year. As of December 31, 2019, all Directors either met the share ownership guidelines or fell within the exceptions to the guidelines.

Proposal No. 2 — To Approve, on an Advisory Basis, the Compensation of the Named Executive Officers

We are asking stockholders to approve on an advisory basis, the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this Proxy Statement. This Proposal No. 2, commonly known as a "Say on Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2019 executive compensation programs and policies and the compensation paid to the Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers as described in this Proxy Statement.

This proposal allows our stockholders to express their opinions regarding the decisions of the Leadership Development and Compensation Committee (the "LDCC") on the prior year's annual compensation to the Named Executive Officers. Because your vote on this proposal is advisory, it will not be binding on us, the Board or the LDCC. However, your advisory vote will serve as an additional tool to guide the Board and the LDCC in continuing to improve the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders and is consistent with our commitment to high standards of corporate governance. The Board has adopted a policy of providing for annual advisory votes from stockholders on executive compensation. The next such vote will occur at the 2021 Annual Meeting of Stockholders.

> **RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, as amended, including the "Compensation Discussion and Analysis," compensation tables and related-narrative discussion in this 2020 Proxy Statement, is hereby APPROVED.**

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** the foregoing resolution for the reasons outlined below.

Before you vote, we urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on our executive compensation including the changes based upon stockholder feedback.

Compensation Discussion and Analysis

Executive Summary

Please reference "About Newmont Corporation" (pages 9-12) of this Proxy Statement for a description of our business, performance highlights, and our approach to sustainability and governance.

Operating Principles

The guiding principles below define the way we operate and successfully execute our strategy. Our pay program is designed to reinforce these priorities as we believe compensation is a meaningful tool to communicate and align our culture, actions, and stockholders' interests.

OUR PURPOSE

- To create value and improve lives through sustainable and responsible mining

OUR STRATEGY

- Deliver superior operational execution
- Sustain a global portfolio of long-life assets
- Lead the gold sector in profitability and responsibility

OUR VALUES











SAFETY

INTEGRITY

SUSTAINABILITY

INCLUSION

RESPONSIBILITY

Summary of 2019

A Transformational Year Built Upon a Strong Foundation

Major Accomplishments











Assembled Industry's Best Collection of Assets in Top-Tier Jurisdictions

- Enhanced quality and sustainability of portfolio through acquisitions and divestitures
- Established Nevada Gold Mines JV; world's largest gold producing complex
- Deepest project pipeline with significant opportunity for steady growth and strong returns

Continued to Elevate Quality of Assets Across Portfolio

- >$2.5 billion* in Full Potential Improvements across portfolio since 2013
- Identified Full Potential* projects that will deliver more than $240 million of value from acquired operations
- Delivered four projects on four continents on time and within budget
- Approved Tanami 2 Expansion—further improving production and costs at this world-class asset

Returned Unprecedented Levels of Capital Directly to Shareholders

- Returned $1.4 billion to shareholders via dividends and share buyback
- Continued industry-leading dividend and yield*
- Announced $1 billion share repurchase program in December 2019*

Maintained Leading Balance Sheet with Divestitures and Record Refinancing

- Refinanced 2019 debt with industry-best 10-year notes at 2.8%
- Red Lake sale agreement signed for $375 million cash (up to $100 million in contingent payments)*
- KCGM sale agreement signed for $775 million cash
- Agreement to sell equity stake in Continental Gold for $260 million cash

Met Key Public ESG Targets and Safety Goals

- Creating zero harm culture through visible, felt leadership and collaborative programs
- DJSI—Ranked gold industry leader for 5th consecutive year
- Ranked 3rd most transparent company in S&P 500 measured by Bloomberg ESG Disclosure Score
- On track to reduce GHG emissions intensity by 16.5% by YE 2020
- Met target to reduce freshwater consumption by 5%

* See cautionary statement in Annex B-2

A Year of Transition

Leadership Succession

As discussed in our "*Letter to Stockholders*" (*pages 3-6 of this Proxy Statement*), the Board of Directors appointed Tom Palmer President and Chief Executive Officer in October 2019 as a result of the planned succession for Gary Goldberg who retired from the role. The Board and the LDCC invest a considerable amount of time overseeing leadership development with a particular focus on the succession process. Mr. Palmer was appointed after demonstrating results in successive leadership roles, structured to prepare Mr. Palmer for CEO (displayed in the chart below), in addition to executive roles held prior to joining the Company in 2014. During this process and upon being named CEO, Mr. Palmer played a key role in leading many of the accomplishments noted on page 45, and with leadership of his team, set our strategy for 2020 which aims to continue our transformation, focused on delivering shareholder returns in line with our purpose, strategy and values.


Joins Newmont as SVP, Indonesia
2014
2015
Promoted to SVP, Asia Pacific
Promoted to Chief Operating Officer
2016
2019
Named as President (June 2019)
Rob Atkinson joins as Chief Operating Officer (June 2019)
Appointed President and CEO (October 2019)
Gary Goldberg transition to Executive Advisor
2019
2020
Mr. Goldberg's planned retirement (March 2020)

CEO Pay Approach through the Transition

Described further in this CD&A, the LDCC takes a holistic approach in determining compensation to ensure appropriate alignment of pay level, pay process and performance. In determining the pay for Mr. Palmer, a variety of factors including but not limited to demonstrated performance through successive leadership roles, scope of the roles, competitive pay position, investor feedback, and internal equity were considered. As the succession plan and development progressed over his tenure, compensation was set to support and align to this process. Upon being appointed CEO, these factors, with the support of the Committee's independent consultant, guided the decision on the initial pay level for Mr. Palmer as shown below. While recognizing his experience and performance, pay was intentionally set below the target total pay of our former CEO, Mr. Goldberg, who had served in the role of CEO for six and a half years. In combination with the planning process, the Committee takes a long-term view and considers pay scenarios over a multi-year horizon to forecast how pay should be aligned based on performance, competitive market rates and other factors to support the recognition and retention of a well-performing chief executive.

The table below illustrates Mr. Palmer's salary, bonus and stock compensation on a Summary Compensation Table-equivalent approach(1) to reflect pay for 2019 and on an "on-target" approach(2) to clarify the annual "on-target" pay for the role since being named as CEO on October 1, 2019.

	CEO COMPENSATION SUMMARY			
CEO PAY SUMMARY - TOM PALMER	ANNUAL SALARY	ANNUAL INCENTIVES	TOTAL STOCK AWARDS	TOTAL COMPENSATION
2019 Summary Compensation Table-Equivalent CEO Compensation(1)	$ 917,857	$1,398,281	$4,600,310	$ 6,916,448
Mr. Palmer's 2019 CEO "annualized on-target" Compensation(2)	$1,175,000	$1,762,500	$5,500,000	$ 8,437,500
Former CEO "annualized on-target" Compensation(3)	$1,300,000	$1,950,000	$7,150,000	$10,400,000

This table is not intended to supersede the Summary Compensation Table information on page 77 of this proxy statement, but to provide a summary on the primary pay components determined by the Committee in setting Mr. Palmer's pay as CEO.

(1) Reflects actual salary and bonus paid to Mr. Palmer for 2019; long-term incentives reflect the projected accounting value as prescribed for reporting in the Summary Compensation Table versus the target value. Excludes Change in Pension Value and All Other Compensation.

(2) Reflects Mr. Palmer's annualized "on-target" compensation pay level as determined by the Board of Directors before incentive plan performance upon his appointment to CEO as of October 1, 2019.

(3) Reflects our former CEO's (Mr. Goldberg) annualized "on-target" compensation level prior to his transition as determined by the Board of Directors before incentive plan performance.

Structure of Our CEO's Pay – Aligned to Value Creation and Stockholder Interests

Along with determining appropriate pay levels, pay process is fundamental in supporting value creation and aligning results with stockholder interests. Our pay model is structured to represent the value chain from executing on strategy and operations, to delivering stockholder returns. Our approach is holistic and is mindful of our broad group of stakeholders; with this, our program is comprised of a balanced portfolio of operating, financial and ESG measures on an absolute and relative basis as illustrated below. Additional details on the components and our approach to executive pay is further described in subsequent sections of this CD&A.


20% Restricted Stock Units
45% Performance Stock Units
15% Company Bonus
6% Personal Bonus
14% Base Salary

Stock Price Performance	▸ Value aligned with NEM performance
Relative Stock Performance	Long-term incentive to outperform gold competitors: ▸ Relative TSR performance ▸ Absolute share price performance
Operating Performance Growth Pipeline/ sustainability	▸ Safety & Sustainability ▸ Financial performance ▸ Growth (Reserves, Integration, Projects)
Leadership Measures	▸ Strategic and Leadership objectives (with defined goals)
Base Pay	▸ Adjusted for performance, scope ▸ Market rate

Pay for Our Former CEO

Mr. Goldberg retired in good standing from the position of CEO effective October 1, 2019. To ensure a smooth CEO succession and leadership transition, particularly with the corporate transaction activity which occurred in 2019, and in line with investor feedback, Mr. Goldberg agreed to remain in the role of Executive Advisor upon departure from the role of CEO for a period of six months. The purpose of the role is to provide advisory support on integration and other transition support as needed during this period.

Upon transition into the Executive Advisor role, Mr. Goldberg's salary was reduced to an annualized value of $100,000 and he is not eligible for the 2020 annual bonus plan or for a 2020 long-term incentive grant. Mr. Goldberg did not receive any additional compensation in connection with the Executive Advisor role and previously awarded compensation will payout under standard pay and vesting provisions. However, during the cycle of transactions which occurred in 2019, the Committee approved an amendment to Mr. Goldberg's 2017 Performance Stock Unit (PSU) grant (which conforms with our now standard prorated vesting provisions under retirement for grants made 2018 and later for all eligible employees) to allow for pro-rated vesting to the effective date of retirement, in the event retirement occurred prior to the original cliff-vesting vest date. In approving the amendment, the Committee considered Mr. Goldberg's long-standing contributions to the Company's success, including his instrumental role in successful completion and integration of the transformative acquisition, as well as the importance of promoting planned and structured CEO succession and leadership transition. The Committee also recognized that Mr. Goldberg had substantially completed the service period for the 2017 award. With this amendment to the 2017 PSU, in accordance with disclosure rules, the valuation of the amended award is included in the 2019 Summary Compensation Table column for Stock Awards in addition to the valuation of this award which is also included in the Stock Awards column for 2017, even though it is not a new or additional grant. The full accounting value of the 2017 grant is reflected twice, in both the 2017 and 2019 Stock Awards column. Please reference the note "2019 Stock Award value for Mr. Goldberg" following the Summary Compensation Table for additional information.

Say on Pay Results and Our Stockholder Engagement

In 2019, our "Say on Pay" proposal received 94% support, consistent with prior year and historic levels, indicating plan design and governance continues to be well aligned with our shareholders, their investor experience, business outcomes and governance best practices.

Stockholder engagement is ongoing at Newmont to ensure investor interests are incorporated into our planning process. Members of the LDCC and management reach out to at least the largest 25 shareholders directly to provide information about programs related to executive pay and ESG topics and to directly hear from our investors. Outcomes are shared with the executive leadership team and with the LDCC through the year.

Assessment and Engagement Process

Following is a summary of the process and actions taken to gather and address feedback from shareholders in 2019:

DESIGN PROCESS	ACTIVITIES COMPLETED/ONGOING
1 INPUT	Reviewed external feedback provided over the year and considered plan structure based on that feedback, in combination with the performance of the plans and alignment with business objectives ▶ Reviewed feedback from 2018/2019 stockholder engagement cycle and Say on Pay result ▶ Reviewed governance advisory service reports for positive components and areas of concern
2 DESIGN	Developed plan design considerations and changes to align with shareholder feedback where appropriate and business strategy going forward ▶ Discussed feedback and design alternatives with the LDCC throughout the year ▶ Conducted separate strategy and planning session with the LDCC to review feedback and identify key areas to address
3 CONFIRM	Discussed planned approach for changes with external stakeholders to ensure alignment ▶ Conducted outreach program with shareholders to discuss proposed changes and solicit feedback to ensure alignment and incorporate final feedback ▶ Engaged with governance organizations for additional input
4 FINALIZE	Finalized executive compensation program changes following LDCC approval ▶ Incorporated engagement results into our disclosure for the 2020 proxy season

2019 Stockholder Engagement

Newmont reached out to the largest **25 shareholders**, representing **55% of shares owned.**



Newmont reached out to the group to offer meetings and additional information on programs and planning, and a majority (38% of shares owned) engaged with us directly.

NEWMONT PARTICIPANTS

Various Company participants were included in the dialogue to ensure access to key roles in the executive compensation planning process.

- ▶ Chair, Leadership Development and Compensation Committee
- ▶ Executive Vice President and Chief Financial Officer
- ▶ Senior Vice President, External Relations
- ▶ Vice President, Investor Relations
- ▶ Vice President, Associate General Counsel and Corporate Secretary
- ▶ Vice President, Total Rewards

Participation by the Chair of the LDCC is offered to all firms within our outreach and the Chair participated in all calls where requested.

Key themes from this year's stockholder feedback considered by the LDCC:

- ▶ Positive feedback on plan design that has remained aligned with best practices
- ▶ Continued discussion on refinement of incentive plan design over time to simplify programs where appropriate, to ensure target metrics are aligned with business priorities, and apply appropriate rigor to target setting
- ▶ High level of engagement to better understand Newmont's leadership in environmental, social, and governance initiatives, plans to continue managing to best in class programs and outcomes, inclusion of these goals in compensation programs, and ongoing full and transparent disclosures
- ▶ Continued support of Newmont prioritizing and investing in our diversity and inclusion efforts and outcomes

Compensation Program Best Practices

The following policies and practices highlight foundational elements of our compensation governance model that support sustainable business results and strong governance, as well as align with stockholder interests:

BEST PRACTICE FEATURES OF OUR PROGRAM

Robust Committee Charter and Involvement

- ✔ Separate annual strategy and planning meeting to review shareholder results and determine areas of focus for the year
- ✔ Business and leadership performance review meeting that occurs prior to meetings on determining pay results
- ✔ Committee maintains and regularly reviews an Operating and Governance Model and Charter
- ✔ Leadership, talent and inclusion and diversity reviews incorporated into each quarterly meeting
- ✔ Succession planning reviews completed beyond CEO staff
- ✔ Annual Benefits review covering Health, Welfare and Retirement
- ✔ Independent Committee Advisor
- ✔ Regular Executive Sessions of the Committee

Employee Ownership and Alignment

- ✔ Market Competitive Stock Ownership Requirements — 6x base salary for the CEO
- ✔ Well-managed equity "Burn Rate" — below 1%
- ✔ Appropriate vesting terms — standard awards with at least a three-year vesting cycle
- ✔ Performance stock plan that is aligned with stockholder experience

Shareholder Engagement

- ✔ Regular engagement with stockholders to discuss governance and executive compensation
- ✔ Annual Say on Pay vote

Risk Management

- ✔ Risk Management Review of Executive Compensation completed by an independent third party
- ✔ Audit of incentive plan processes, results and payments

Good Governance of Plan Features

- ✔ Compensation clawback provision
- ✔ Policy prohibiting hedging, pledging and margins
- ✔ No Employment Agreements
- ✔ Double-trigger change of control provisions and no excise tax gross-ups for Officers
- ✔ Change of Control severance benefit multiple for future Officers lowered to 2x
- ✔ No repricing of options

Overview of Newmont's Compensation Structure

Balanced Program that Supports Strategy, Sustainability and Profitable Growth

Mining is a long-term business with commitments and investments that can span decades through various commodity cycles and other macroeconomic events. This reality requires an appropriate balance within pay programs to focus short-term behavior and direct long-term outcomes, while motivating and retaining leadership through various economic and commodity cycles. The incentive plans incorporate operational, financial, individual, and share price metrics on both an annual, and longer-term timeframe. The programs reward for results in areas where leaders have the most influence on driving business performance and include measures that drive long-term performance gains for our stockholders.

Annual Incentives Focus on Mining Cycle and Value Creation

Strategic objectives and leadership priorities

Operating, financial, environmental and social objectives:

 **Health & Safety**
Culture of zero harm; industry leading health & safety performance

 **Exploration**
Reserves and Resources pipeline for sustainable growth

 **Project Execution**
Development and improvements for our most promising assets; efficient allocation of capital

 **Operating Cost**
Focus on lowering operating costs and improving efficiency to achieve our full potential

 **Earnings**
Theme of "value over volume"; generate cash to fund projects, dividends, debt reduction

 **Sustainability**
Leading environmental, social and governance performance aligned with society's expectations and our values

 **Integration**
Delivering on financial synergies and organizational objectives to successfully integrate the newly acquired business

Long-Term Incentives Drive Shareholder Value & Promote Growth

Business results and alignment to shareholder experience

Value creation objectives:

 **Share Price Performance**
Executing strategic and operating objectives supports long-term value creation and superior share price performance

 **Total Shareholder Return (TSR)**
Relative TSR versus gold competitors supports the goal to deliver top quartile performance within the gold sector

The program is designed to account for the unique components of the mining cycle, from discovery to reclamation. We recognize that within a commodities industry, the stock price is influenced by factors outside of the control of the company, but believe the metrics used within the programs direct behavior toward goals that drive value over time. Our balanced approach continues to orient toward achievement of critical goals, with the ability to earn incentives, even in periods with commodity price movement.

Executive Pay Aligns with Performance over the Short- and Long-Term

As the commodity markets, and specifically gold price, vary over time, we review the performance elements of our compensation programs on a "plan" and "realized pay" basis to understand if they are reflecting business results over the near- and long-term. Considering operating and market performance over this period, we believe the compensation structure operated effectively in 2019 and no significant changes are needed.

2019 CEO Pay and Plan Performance Summary

Newmont improved year-over-year performance and successfully executed against plan targets, which is reflected in the results of the compensation programs for 2019. The following chart summarizes performance for 2019 on a percent-of-plan basis to indicate how plan structure and targets align with overall performance.



Salary: Set upon appointment to CEO role
▶ Determined based on competitive market data and performance

Salary
Payout | 100%

Strategic Objectives (SO): 165%
▶ Exceeded targets on strategic objectives that supported operating, financial, and market results as summarized in "Annual Incentive Compensation"

Strategic Objectives (SO)
Payout | 165%

Company Performance Bonus (CPB): 95%
▶ Company achieved plan on most metrics with year-over-year performance improvement on growth metrics
▶ Integration metrics were achieved above target for milestones achieved on time and exceeding financial goals

Company Performance Bonus (CPB)
Payout | 95%

Restricted Stock Units (RSU): 100%
▶ Awarded on an "on-target" basis

Restricted Stock Units (RSU)
Payout | 100%

Performance Stock Units (PSU): 114%
▶ 14% increase in stock price over the performance period and median TSR performance

Performance Stock Units (PSU)
Payout | 114%

50%   100%   200%

2015-2019 CEO Realized Pay and Performance Summary

The following illustrates the relationship between performance and realized pay over the last five years, including Mr. Goldberg's tenure as CEO through 2018 and Mr. Palmer's beginning in 2019. Pay earned over the period closely aligned with stockholder return for the same period.

Realized Pay[1] and TSR Alignment



Long-Term Realized Pay Aligns with Performance

▶ 86% percent of CEO pay is tied to performance measures that are aligned with driving stockholder returns

▶ Average CEO pay during the five years from 2015-2019 was 64% above target pay versus a stock price increase of 132% over the same period.

[1] "Realized Pay" includes actual salary paid, actual bonus earned for the performance period, restricted stock units that vested in the year, and performance stock units earned and to be paid for the performance period ending that year. Stock compensation valued as of fiscal year end; December 31, 2019 closing price was $43.45.

Executive Compensation Program Overview

Newmont's Executive Compensation Philosophy and Principles for Success



Pay for performance 1 | Set the right objectives 2 | Clear and focused program design 3 | Open and transparent engagement with stakeholders 4

Philosophy and Principles

Newmont's executive compensation programs are designed to effectively link the actions of our executives to business outcomes that drive value creation for stockholders. In designing these programs, we are guided by the following principles:

▶ **Maintaining a clear link between the achievement of business goals and compensation payout.** Officers are evaluated and paid based on performance that drives long-term success and relative stock price improvement.

▶ **Selecting the right performance measures.** Programs and metrics are measurable and linked to both short- and long-term strategy execution and result in increased stockholder value.

▶ **Designing programs that are clear and maintain line of sight.** Each executive understands what is expected and required of them to contribute to the achievement of the business plan and how outcomes influence their compensation.

▶ **Sharing information and encouraging feedback.** Transparency and open disclosure are core components of Newmont's values and Newmont engages with stockholders and employees on a regular basis to provide insight into our goals, direction, and how resources are being used to drive value.

Newmont Values and Leadership

Our shared values are foundational for all that we do as a company and acting according to those values is a key component to value creation. These values are incorporated into plan design and realized compensation. They are directly measured within the personal bonus component of the annual incentive plan, and central to leadership development and succession planning. Newmont is focused on leading indicators that support social goals and enable safe and sustainable operations.

Process for Determining Executive Compensation

Newmont has a robust process to develop and assess executive pay. Each year the LDCC conducts a detailed analysis of executive compensation to ensure program design aligns with the industry, business strategy and governance objectives, and pay levels align with the scope of the role, market, and desired pay mix by the importance of each component.

The LDCC considers a variety of factors when determining compensation to ensure alignment with goals, reasonableness of pay, internal equity, pay-for-performance, and ability to attract and retain executive talent. The primary items considered when making executive compensation decisions include:

FACTORS	PURPOSE/KEY CONSIDERATIONS
Market Information	To ensure reasonableness of pay relative to industry peers
Performance and Leadership	To understand important context, such as: experience, skills and scope of responsibilities, individual performance, and succession planning
Pay Mix	To ensure a significant majority of pay is "at-risk," consistent with philosophy and comparator group practices
Pay Equity	To understand whether internal pay differences are reasonable between executives and consistent with market practice
Total Compensation	To understand the purpose and amount of each pay component as well as the sum of all elements to gauge reasonableness and total potential expense
Officer Compensation versus Total Shareholder Return and Other Performance Measures	To ensure pay is aligned with stockholder experience and appropriate in the context of industry and market performance
Performance Sensitivity Analysis	To understand potential payments assuming various Company performance outcomes and understand how potential performance extremes are reflected in pay; a component of our compensation risk assessment

Roles Within the Review Process

The LDCC meets on a regular basis with the Chief Executive Officer and representatives from the Company's Human Resources and Corporate Legal departments. The role of management is to provide the LDCC with perspectives on the business context and individual performance of our Officers to assist the LDCC in making its decisions. The Company's Human Resources Department supports the LDCC by providing data and analyses on compensation levels and trends. In addition, external independent compensation experts consult with the LDCC regarding specific topics as further described in the following paragraph. An executive session, without management present, is held at the end of each LDCC meeting. The independent Directors make all decisions regarding the Chief Executive Officer's compensation in executive session, upon the recommendation of the LDCC. The LDCC Chair provides regular reports to the Board of Directors regarding actions and discussions at LDCC meetings.

Independent Compensation Advisors

The LDCC, which has the authority to retain special counsel and other experts, including compensation consultants, has engaged Frederic W. Cook ("FW Cook") to assist the LDCC with: (1) advice regarding trends in executive compensation, (2) independent review of management proposals, and (3) an independent review and recommendation on Chief Executive Officer compensation, as well as other items that come before the LDCC. FW Cook has reviewed the compensation philosophy, objectives, strategy, benchmark analyses and recommendations regarding Officer compensation.

During 2019, FW Cook participated in all LDCC meetings and advised the LDCC with respect to compensation trends and best practices, incentive plan design, competitive pay levels and peers, our proxy disclosure, and individual pay decisions for our Named Executive Officers and other executive officers. While FW Cook regularly consults with management in performing work requested by the LDCC, FW Cook did not perform any separate additional services for management. The LDCC meets privately with the independent compensation consultant to review the compensation recommendations for the CEO and other Officers. Final decisions on compensation for the Named Executive Officers are made solely by the LDCC. The LDCC has assessed the independence of FW Cook pursuant to applicable SEC rules and concluded that no conflict of interest exists that would prevent FW Cook from independently representing the LDCC.

Talent Market and Industry Trends

The external talent market and broader industry practices are an additional consideration in plan design and pay decisions.

We strive to compensate our employees, including our Officers, competitively and the LDCC regularly reviews our executive compensation peer group with the aid of its independent consultant, FW Cook, and with input from management, to ensure appropriate representation of the competitive market for our talent.

When reviewing the appropriateness of a peer group, the LDCC reviews each existing and potential peer company's industry, complexity of business and organizational size. Size measurement considers revenue – generally targeting between one-third and three times Newmont's revenue, net income, total assets, market capitalization and number of employees. This approach ensures a reasonable basis of comparison. Newmont's peer group may differ from the peer groups used by proxy advisory services, but all external peer groups are considered during the review. Further, Newmont considers its ranking within the peer group to ensure it is consistent with benchmarking standards and generally ranks at or near the median on these key scope metrics.

The LDCC completed a comprehensive review of the executive compensation peer group in 2018 for 2019 compensation planning and made some changes to further refine related industry and geographic comparisons. The peer group is weighted towards Newmont's core business of mining (gold and global diversified companies, in particular) and other extractive companies with similar technical and global scope. That being the case, the LDCC determined that it was appropriate to remove United States Steel Corporation and Canadian Natural Resources, and to add Peabody Energy, Hess, and Marathon Oil for 2019. The LDCC believes the 2019 peer group appropriately represents the relevant industry comparators and companies where Newmont regularly competes for talent.

Compensation Discussion and Analysis

2019 COMPENSATION BENCHMARKING PEER GROUP

Alcoa Corporation	Hess Corporation
Anadarko Petroleum Corporation	Kinross Gold Corporation
Anglo American	Marathon Oil Corporation
Apache Corporation	The Mosaic Company
Barrick Gold Corporation	Noble Energy, Inc.
Devon Energy Corporation	Peabody Energy Corporation
EOG Resources, Inc.	Rio Tinto plc.
First Quantum Minerals Ltd.	Teck Resources Limited
Freeport-McMoran Copper and Gold Inc.	Vulcan Materials Company
Goldcorp Inc.	

NEWMONT PERCENTILE RANK VS. 2019 PEER GROUP[1]



Market Capitalization 80%

Employees 64%

Total Revenues TMM 48%

Total Assets TMM 71%

[1] Trailing Twelve Month data at Q3 2019. Market capitalization as of December 31, 2019.

Certain changes were made to the group in preparation for 2020 compensation planning, including the removal of Goldcorp due to acquisition. Occidental Petroleum was added as a new peer given its complex and international extraction operations and similarity in size. Agnico Eagle Mines was also added to ensure meaningful gold mining representation among the group.

2020 COMPENSATION BENCHMARKING PEER GROUP

Agnico Eagle Mines Ltd.	Hess Corporation
Alcoa Corporation	Kinross Gold Corporation
Anadarko Petroleum Corporation	Marathon Oil Corporation
Anglo American	The Mosaic Company
Apache Corporation	Noble Energy, Inc.
Barrick Gold Corporation	Occidental Petroleum Corporation
Devon Energy Corporation	Peabody Energy Corporation
EOG Resources, Inc.	Rio Tinto plc.
First Quantum Minerals Ltd.	Teck Resources Limited
Freeport-McMoran Copper and Gold Inc.	Vulcan Materials Company

The LDCC determined that the appropriate market reference continues to be the median range, and that compensation position may be above or below the median range depending on the Company's performance and other factors as described above. We do not formally target total compensation, or any specific element of compensation to a specific percentile of the peer group. Instead, the market data is used to provide a competitive range of pay levels and to obtain a general understanding of current compensation practices in our industry and related industries.

2019 Compensation for Named Executive Officers

In determining pay for each Officer, the LDCC takes a holistic approach to understand performance of the leadership team in areas such as developing and executing on the strategy, delivering results to stockholders through performance on operating, financial and social objectives, and achieving leadership expectations. While the amount of compensation may differ among our Officers, the compensation policies are generally the same for each of our Officers, including our Chief Executive Officer. In this section, we provide a summary of the Company performance results as well as the achievements for each of our Named Executive Officers which the LDCC considers in determining the Personal Bonus (described later in this section) and is one factor in determining the target compensation level for the subsequent year.

Discussed in this section are the following Named Executive Officers for 2019:

     

THOMAS PALMER	**NANCY BUESE**	**ROBERT ATKINSON**	**RANDY ENGEL**	**STEPHEN GOTTESFELD**	**GARY GOLDBERG**
President and Chief Executive Officer Since 2019	Executive Vice President and Chief Financial Officer Since 2016	Executive Vice President and Chief Operating Officer Since 2019	Executive Vice President, Strategic Development Since 2008	Executive Vice President, Chief Sustainability and External Affairs Officer Since 2019	Executive Advisor and Former CEO Since 2019

Components of our Compensation Program

Mining is a long-term business with commitments and investments that can span decades through various commodity cycles and other macroeconomic events. To address this, we have developed a balanced program that reflects the mining business cycle, but also focuses on metrics that can be measured in the near-term that drive value for our stockholders.

The components of total compensation emphasize performance-based rewards based on operational, financial, and share price performance. Details of each of the components, including the purpose or rationale for its selection, and the key features of the program are as follows:



Base Salary	"At-Risk" Rewards			
	Corporate Performance Bonus	Personal Bonus	Performance Stock Units	Restricted Stock Units
Reflects market rate, skills, experience	**Rewards for annual performance**		**Rewards for long-term share price performance; performance relative to Gold Peers**	
Benchmarked to the median range of the market taking into consideration the incumbent and role	Supports operating, financial, safety, and sustainability performance through targeted near-term Company and personal goals that drive overall strategic initiatives in the long-term		Supports retention and is a direct tie to shareholder experience and incentive to focus on longer-term outcomes that result in superior stock price performance and making Newmont the preferred gold stock for investors	

Base Salary and Target Total Direct Compensation

The LDCC considered the compensation levels of comparable positions in the market to help determine a reasonable base salary and total compensation range, but also considered individual performance, tenure and experience, overall Company performance, individual historical compensation and input from other Board members. While the LDCC has not adopted a policy regarding the internal relationship of compensation among the Named Executive Officers or other employees, this relationship is reviewed and discussed when the LDCC determines total compensation for our Officers.

Based upon a review of the elements noted above, in 2019, the LDCC set CEO and Named Executive Officer pay based upon market position, demonstrated results and role within the executive leadership team. Mr. Palmer was promoted to President and CEO in late 2019, and received additional salary and incentive target increases, commensurate with the increased scope of his position. Short-term and long-term incentive targets remained unchanged for the other Named Executive Officers.

2019 Salary and Target Compensation

NAME	BASE SALARY	TARGET SHORT-TERM INCENTIVES % OF BASE SALARY	TARGET SHORT-TERM INCENTIVES VALUE	TARGET LONG-TERM INCENTIVES VALUE	TARGET TOTAL DIRECT COMPENSATION	% CHANGE FROM 2018 TO 2019 BASE SALARY	% CHANGE FROM 2018 TO 2019 TARGET TOTAL DIRECT COMPENSATION
Thomas Palmer	$1,175,000	150%	$1,762,500	$5,500,000	$ 8,437,500		
▶ President through 9/30/19	$ 850,000	125%	$1,062,500	$4,000,000	$ 5,912,500	Role Change in 2019	
Nancy Buese	$ 735,000	100%	$ 735,000	$2,502,500	$ 3,972,500	2.8%	1.0%
Robert Atkinson[2]	$ 735,000	105%	$ 771,750	$2,500,000	$ 4,006,750	New Hire in 2019	
Randy Engel	$ 650,000	90%	$ 585,000	$1,950,000	$ 3,185,000	0.0%	0.0%
Stephen Gottesfeld	$ 550,000	85%	$ 467,500	$1,485,000	$ 2,502,500	0.0%	0.0%
Gary Goldberg[1]	$ 100,000	150%	$ N/A	$ N/A	$ 250,000		
▶ CEO through 9/30/19	$1,300,000	150%	$1,950,000	$7,150,000	$ 10,400,000	Role Change in 2019	

[1] Effective as of October 1, 2019 upon retiring from the role of CEO, Mr. Goldberg assumed the role of executive advisor; his salary was changed to $100,000 annualized and he is not eligible for the 2020 bonus program or 2020 long-term incentive program.

[2] Rob Atkinson assumed the role of EVP and Chief Operating Officer, effective June 1, 2019, with a base salary and incentive targets as shown above. The Company granted Mr. Atkinson $3.25 million in restricted stock units, representing his annual equity grant of $2.5 million and a sign on amount of $750,000 to compensate for compensation Mr. Atkinson forfeited at his prior employer. He also received a relocation stipend of $140,000 net of tax for each of his first and second years of employment to address relocation and expenses, and tax consultation benefits to support tax filing requirements over multiple countries.

Annual Incentive Compensation

Annual Incentive Mix

70%
Corporate Performance

▶ Awarded based on overall corporate performance results which include annual financial and operational targets based on key business objectives

▶ Payment opportunity ranges from 0% to 200% of target based on corporate performance



100%
of Annual
Incentive
At Risk

30%
Personal Objectives

▶ Individual objectives for each Officer

▶ Incorporates the leadership areas of strategy, people and organizational development, safety, operational execution and efficiency, corporate sustainability and financial goals

▶ Payment opportunity ranges from 0% to 200% of target based on individual performance

Overall Results for 2019:

▶ Annual bonus payouts ranged from 97% to 127% of target (out of a maximum opportunity of 200%)

▶ Bonus awards are primarily driven by financial, safety and other key operating results; identification and execution of significant strategic, value accretive acquisitions and divestitures; implementation of the planned leadership succession and operating model

▶ Results for each NEO are provided below; company and personal results are further described in the following sections

NEO Annual Incentive Awarded as a Percentage of the Total Opportunity



Palmer 116%
Buese 127%
Atkinson 101%
Engel 127%
Gottesfeld 119%
Goldberg 97%

■ Total Bonus   ■ Total Opportunity is 2-times target

▶ Delivered on key operating targets; bonus impacted for results not meeting plan

▶ Met key public ESG goals

▶ Assembled industry's best collection of assets in top-tier jurisdictions

▶ Returned unprecedented levels of capital directly to shareholders

▶ Maintained leading balance sheet with divestitures and record refinancing

Corporate Performance Bonus (70% of Annual Incentives)

Corporate Performance Bonus Highlights:

▶ Awarded based on overall corporate performance results which include safety, financial, operational, and sustainability targets based on key business objectives

▶ Program updates for 2019 included the addition of key integration metrics, designed to support our larger integration strategy, and simplification of targets in Safety and Sustainability due to ongoing integration activities

▶ Performance against program resulted in an award of 95.1% of target payment for 2019

The Corporate Performance Bonus provides an annual reward based on short-term factors that drive business performance, and successful investment in and development of Company assets. The LDCC reviews and approves the performance metrics and target levels of performance annually to ensure metrics are well aligned to deliver shareholder value and targets have an appropriate amount of rigor.

Target Setting Process and Calculation of Corporate Performance Bonuses

The 2019 Corporate Performance Bonus targets were a mix of demanding financial, growth, and integration objectives. Using the annual business plan as the foundation for target setting, a rigorous process is completed annually to ensure the level of difficulty for the bonus plan targets and ranges are deemed to be reasonably challenging. It is the LDCC's perspective that the target should be challenging, yet achievable, and the 2019 targets were structured accordingly. Key components of the process include:

SET TARGETS	DEVELOP MODELS	ANALYZE RESULTS	LDCC REVIEW
▶ Prior year results are reviewed ▶ Initial targets are established based on the approved annual business plan	▶ Statistical models are developed and analyzed based on historical performance ▶ Year-over-year changes for targets and actual results are reviewed for measures that are comparable to inform the level of rigor in the plan	▶ Sensitivity analyses are performed to test various potential outcomes, for example, production, cost, and other operating considerations ▶ Potential individual and combinations of events are reviewed that result in various performance levels	▶ Leadership tests the assumptions used to determine operating performance ▶ Discussion includes appropriate performance improvement balanced by preventing incenting excessive risk

Prior year targets and actual results are reviewed to further inform the level of rigor in the plan targets where measures are comparable. Due to the nature of mining cycles, there are situations where the level of rigor may appear to decrease, however, these may be due to such things as mine planning, divestitures and/or unforeseen weather or geological events.

Targets were generally in line with the prior year's plan, however again in 2019, we increased the level of performance required to achieve payments above target performance by implementing a measurable hurdle in the payout schedule. For our financial measures of CPB EBITDA[1] and Cash Sustaining Cost, the rate of payout was decreased from the standard payout schedule until performance reached or exceeded the prior year's actual results.

---

[1] Non-GAAP financial measure. See reconciliation in Annex B.

Compensation Discussion and Analysis

The Company's focus on safety, profitability, growth, and sustainability set the overall theme of the Corporate Performance Bonus program. The components of the 2019 Corporate Performance Bonus are as follows:

COMPONENT	WHAT IT IS	WHY IT IS USED	SUMMARY OF RESULTS 2019
Health and Safety	Measures key safety indicators to ensure we continuously improve our health and safety results. It is Newmont's objective to have critical controls consistently applied at all times.	Safety is a core value at Newmont. The Health and Safety measures support the strategic objectives of developing a culture of zero harm and achieving industry leading health and safety performance.	Total Recordable Injury Frequency Rate (TRIFR) was consistent year over year at 0.41 but below our target of 0.39 set for 2019. Good progress around integrating our critical controls across our new footprint continues.
CPB EBITDA	Measures pre-tax cash income or earnings from Newmont's operations. It also serves as a proxy for cash flow from operations as it excludes payments for income taxes and financing.	CPB EBITDA is an important profitability metric reflective of our financial operating results. It aligns with our focus on delivering value to shareholders.	We underperformed to budget but were able to still deliver over $2.98B in CPB EBITDA[1]. Financial performance continues to support our long term dividend strategy, returning value to stockholders.
Integration	Measures integration success through financial metrics and organizational development objectives.	To ensure we align the organization and deliver on our promises to shareholders.	We exceeded our integration metrics across a variety of measures. These include Financial and Organizational outcomes.
Cash Sustaining Cost	Measures the total production and early stage cost per gold equivalent ounce, including G&A, sustaining capital and other key operating expense items, excluding the impact of non-cash write-downs.	Cost is a key financial metric within employees' control and helps to ensure efficiency and accountability to support a value focus for production. Cost continues to be an important operating metric due to continued volatility in gold price and the mining industry.	Costs were higher in 2019 due to impacts from geotechnical events, production interruptions and lower production across some of our regions. We expect this to improve in 2020 as we continue to drive consistent improvements across our entire portfolio.
Project Cost & Execution	Measures the progress of new key capital projects which are expected to add to Newmont's production portfolio in the short- to medium-term. Project cost versus budget and development stage advancement are used to measure progress during the year.	New projects are important for sustaining Newmont's business over the long-term as well as providing the opportunity to grow production capability.	Completed Ahafo Mill Expansion, Quecher Main and Borden projects in 2019 on or ahead of schedule and within or below budget. We also continued our investments in a number of other projects in our pipeline.
Reserves and Resources	Measures the reserves available for future mining as well as the mineralization not yet proven to the level required for reserve reporting.	The Reserves and Resources metrics promote the long-term sustainability of the business; this includes discovery of new deposits and the successful completion of the work needed to report new deposits.	Reserve additions continue to be focused on value over volume; converting only what the operations need. We had strong performance on our exploration targets in 2019 including 3.4Moz of gold reserves net of revisions and 4.9Moz of gold resources.[2]
Sustainability	Measures Newmont's reputation, as well as achievement of key strategic Sustainability and External Relations objectives relating to access to land, resources and approvals.	Sustainability is a core value for Newmont. We are focused on delivering sustainable value for our people, stakeholders and host communities. Due to ongoing integration in 2019, only one external measure (DJSI) was used.	Newmont was named best in class across the gold sector, but we fell short of our goal of Industry Leader for 2019.

[1] See definition and reconciliation in Annex B-1

[2] Total Reserve additions for 2019 exclude additions from acquisitions and joint venture including Nevada Gold Mines JV. Corporate Performance Bonus results exclude additions from gold price changes and reclassifications. See Annex B-2 for reconciliation and cautionary statement.

The structure and results of the Corporate Performance Bonus for 2019 are provided in the table below:

				PERFORMANCE OBJECTIVES			2019 RESULTS		
COMPONENT		METRICS	WEIGHT	MIN	TARGET	MAX	RESULT	OUTCOME	PAYOUT[1]
Health and Safety	Total injury rates (lagging)	TRIFR	20%	0.47	0.39	0.31	0.41	80%	16.0%
Operational Excellence	Value creation	EBITDA per share[2]	30%	$ 2.56	$ 4.24	$ 5.74	$ 3.69	94.9%	28.5%
	Efficiency	Cash Sustaining Costs (CSC per GEO)[3]	20%	$ 1,019	$ 906	$ 772	$ 1014	26.8%	5.3%
Integration	Integration Metrics	Run Rate	5%	$198.4M	$ 248.M	$289.0M	$307.3M	200%	10.0%
		Cost Sav	5%	$104.0M	$130.0M	$154.8M	$204.9M	200%	10.0%
		MBO	5%	Assessed on process, execution and outcome				200%	10.0%
Growth	Project execution	Progress & Spend	5%	20%	100%	200%	—	161%	8.10%
	Exploration success	Reserves per 1,000 shares[4]	2.5%	2.38	3.66	5.22	4.16	131.8%	3.3%
		Resources[4]	2.5%	3.07	4.29	7.5	4.9	118.3%	2.9%
Sustainability and External Relations	Reputation	Dow Jones Sustainability Index		Gold Class (within 1% of Industry Leader)			Leader	20%	1.0%
Total Result									**95.1%**

(1) Calculated by multiplying "Weight" x "Outcome."

(2) Non-GAAP; see reconciliation in Annex B

(3) Gold equivalent ounces ("GEO") are calculated as pounds or ounces produced multiplied by the ratio of the other metals' price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($15/oz.), Lead ($0.90/lb.) and Zinc ($1.05/lb.) pricing for 2019.

(4) Reserves and Resources performance includes revisions; see Annex B.

The payout percentage for the Corporate Performance Bonus at target is 100%. If the minimum/threshold amounts are not achieved for a metric, no Corporate Performance Bonus is payable for that metric. For performance between the threshold and maximum for any metric, the amount is prorated to result in a payout percentage between 20% and a maximum of 200%. While there were some modifications to the plan in 2019 due to the transformative nature of the transactions, targets were in line with previous year. It is our intention to move away from the Integration metric in 2020 due to the integration activities largely being completed in 2019. The ongoing intention is to focus the team on year over year improvement in order to achieve maximum performance.

Corporate Performance Bonus Calculation

To calculate the Corporate Performance Bonus percentage for each of the Officers, the respective target percentage of eligible earnings (i.e., prorated salary) was multiplied by 95.1% to determine the actual value of the bonus. The amount of the Corporate Performance Bonus paid to the Officers is also reflected in the table following the Personal Bonus details.

Base Salary	x	CPB Target (70% of AICP)	x	CPB Result (95.1%)	=	CPB Payout

Personal Bonus (30% Of Annual Incentives)

PERSONAL BONUS HIGHLIGHTS:

▶ Incorporates the leadership areas of strategy, people and organizational development, safety, operational execution and efficiency, corporate sustainability and financial goals

▶ Individualized personal objectives established for each Officer by the LDCC; the Chief Executive Officer provides year-end performance assessments for each Officer to the LDCC

▶ Payment opportunity ranges from 0% to 200% of target based on individual performance around objective results and reasoned business judgment of the LDCC

Purpose of the Personal Bonus

The purpose of the Personal Bonus (shown in the Non-Equity Incentive Compensation Column of the Summary Compensation Table) is to align personal performance with key individualized objectives that will support the short-term strategic goals that drive the long-term sustainability and performance of the Company. This component of the executive compensation program provides for a well-rounded assessment of executive performance encompassing the broad spectrum of responsibilities inherent in senior leadership roles, resulting in an improved correlation of pay and performance. Specifically, the program serves to provide the ability to:

▶ Differentiate awards based on a broad perspective of an individual's contribution to the Company;

▶ Holistically consider performance against functional and individual goals that drive overall corporate metrics;

▶ Incentivize and reward for key objectives that may be difficult to quantify or lack immediate or tangible measures;

▶ Reward for timely adjustments to business dynamics not anticipated prior to the performance period which may or may not be within management's control;

▶ Mitigate the potential risk of sub-optimized results due to a focus on set targets which may no longer be a key priority; and

▶ Provide an extended long-term perspective ensuring directional alignment of current performance with the vision of the organization's future.

Determining the Personal Bonus

The Personal Bonus is not strictly formulaic given the difficulty in explicitly quantifying the aggregate performance. Accordingly, payments under this program are awarded based on results against annual objectives subject to the qualified business judgment of the LDCC. The LDCC receives a year-end performance assessment and recommendation for each of the NEOs (except for the Chief Executive Officer) from the Chief Executive Officer. For the Chief Executive Officer, the Board of Directors determines the Personal Bonus based on his performance against the stated objectives for the year, as well as other factors potentially not contemplated prior to the start of the year. While the Personal Bonus is based on pre-established and approved individual goals, they do not constitute performance measures that result in automatic payout levels. Instead, they provide a context for the Chief Executive Officer and LDCC to evaluate each NEO's performance and contributions to the Company's success. Personal Bonus payout amounts are reflected in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

While no single personal objective is either material to an understanding of the Company's compensation policies relating to the Personal Bonus program or dispositive in the LDCC's decisions regarding the specific payout levels, in determining the awards for 2019, the LDCC considered the accomplishments as described below for each Named Executive Officer.

Personal Objectives Results

Key accomplishments for each of the Officers relative to their personal objectives are as follows:

Thomas Palmer: In 2019, Mr. Palmer assumed the role of CEO based on our planned succession and transition process. During the year, he played a key role in the transformation of Newmont, positioning the company as the world's leading gold company with world class assets after completing two historic transactions. These efforts resulted in our largest Reserves in Company history, while maintaining an investment grade balance sheet, and importantly, maintaining our leadership position in safety and sustainability performance.

In support of this transformation, Mr. Palmer repositioned his leadership team, building on the foundation of experienced leaders, while appointing leaders with proven performance, industry and/or functional expertise. The team is comprised of current senior executives, senior leaders who were elevated to senior executive roles - supported through our robust leadership development process, and external talent appointments through the strategic recruiting of top industry talent. The strengthened gender and demographic diversity of the team is relied upon to bring different perspectives and arrive at optimal business decisions. Following this, Mr. Palmer has refined the organizational operating model to ensure our operational leaders can focus on the safe, reliable and productive delivery of our commitments and drive rapid replication of leading practices globally.

Other key performance measures for the year include delivering $2.9 billion of GAAP net income and adjusted EBITDA* of $3.7 billion, returning $1.4 billion to stockholders through dividends and share repurchases*, reporting an industry-leading 100.2 million ounces of Gold Mineral Reserves*, delivering four projects on four continents on-time and on-budget, recognition for industry-leading ESG performance – ranked as the top gold mining company by DJSI for the fifth consecutive year and the top mining company in Fortune's 2020 list of World's Most Admired Companies.

Nancy Buese: Ms. Buese was instrumental in the execution of the numerous business initiatives in 2019, including her leadership in the acquisition of Goldcorp, strategic sale of certain assets, and setting the foundation for a successful joint venture partnership with Nevada Gold Mines. She led the quick integration of finance functions to deliver upon the identification and achievement of significant synergies, and developed a combined business plan for 2020 in the midst of a highly transformative year. Ms. Buese continued to partner with our investors to ensure alignment on Newmont's plan to deliver value creation over the long-term and to engage on environmental, social, and governance issues that are foundational to future success.

* See Annex B.

Compensation Discussion and Analysis

Robert Atkinson: Mr. Atkinson joined the team in June 2019. He visited all sites and provided strong direction with focused quick wins and resetting of expectations at each, leading to improved safety and operational delivery. More broadly, Mr. Atkinson helped strengthen the leadership team and assisted in determining the new operating model. He led and supported integration and full potential efforts at the newly acquired sites and across the regions through a determined focus on safety, resetting of standards and expectations, increased emphasis on productivity improvements and leading practices and skills across the Company. Mr. Atkinson also advanced our fatality risk management and security risk management programs, as well as enhanced the profile and quality of investigations of significant potential events and applications of lessons learned. The Ahafo Mill Expansion, Tanami Power Project, and Quecher Main projects all delivered and are operating well, and the Newmont project portfolio was reviewed and prioritized to support our future production and capital spend profile. Mr. Atkinson has also played a significant role in managing the Peñasquito relationship with the local community of Cedros and the Mexican State and Federal Government.

Randy Engel: Mr. Engel played a key leadership role in 2019, which was a year focused on value creation through business development initiatives. Through his work, he helped streamline Newmont's asset portfolio by leading the acquisition of Goldcorp, negotiation of the joint venture with Nevada Gold Mines, and sale of Red Lake, KCGM, Nimba, and our interest in Continental. He also continues to lead efforts for future sustainable operations through frameworks for new jurisdiction risk management and future country entry strategies.

Stephen Gottesfeld: Mr. Gottesfeld began the year supporting the acquisition of Goldcorp and set up of the Nevada Gold Mines joint venture in the EVP, General Counsel role. Mr. Gottesfeld transitioned to the EVP, Chief Sustainability and External Affairs Officer role on June 1, 2019, and since then, has demonstrated impactful leadership at Peñasquito through synergy identifications and gap assessments, security enhancements, rule of law orientation and enforcement, communications strategy implementation and social and community engagement work. He has also led significant work on risk management through tailings matters related to the acquired sites. He continues to progress our leadership in sustainability and external relations in the mining industry, and has refined the reporting and communications strategy to help our stakeholders better understand our dedication to these initiatives.

Gary Goldberg: Mr. Goldberg began the year as CEO, driving the acquisition of Goldcorp as well as the preliminary integration efforts, and the establishment of the Nevada Gold Mines joint venture, which was the second transformative transaction of 2019. He partnered with Tom Palmer through his transition to the CEO role in October of 2019 and remains as Executive Advisor (as described in the Executive Summary of this CD&A) through March 2020. Gary's leadership provided a firm foundation in a year of significant change.

The LDCC considered Mr. Palmer's recommendations, other than for himself, and each Officer's performance and key accomplishments in determining Personal Bonus amounts. The Committee approved the amounts as displayed under "Personal Bonus" in the table below.

To determine the amount for the Personal Bonus, salary, or eligible earnings, is multiplied by the Officer's respective target percent and the performance result as shown:

Base Salary	**x**	Personal Bonus Target (30% of AICP)	**x**	Performance Result (by Individual)	**=**	Personal Bonus Payout

2019 Company, Personal and Total Bonus

Payouts for the Corporate Performance Bonus, the Personal Bonus and the resulting total annual bonus for each Named Executive Officer are displayed in the table below:

NAME	2019 ELIGIBLE EARNINGS $[1]	COMPANY BONUS (70%)			PERSONAL BONUS (30%)			TOTAL 2019 BONUS
		TARGET AICP %	2019 PERFORMANCE RESULT	PAYOUT	TARGET PAYOUT %	2019 PERFORMANCE RESULT	PAYOUT	COMPANY + PERSONAL PAYOUT
Thomas Palmer	$ 917,857	105%	95.1%	$ 801,961	45%	165%	$596,320	$1,398,281
Nancy Buese	$ 730,934	70%	95.1%	$ 486,583	30%	200%	$438,560	$ 925,143
Robert Atkinson	$ 399,808	73.5%	95.1%	$ 279,460	31.5%	115%	$144,830	$ 424,290
Randy Engel	$ 650,000	63%	95.1%	$ 389,435	27%	200%	$351,000	$ 740,435
Stephen Gottesfeld	$ 550,000	59.5%	95.1%	$ 311,215	25.5%	175%	$245,438	$ 556,652
Gary Goldberg	$1,049,451	105%	95.1%	$1,047,929	45%	100%	$472,253	$1,520,182

[1] Officers that were hired or received a salary increase during 2019 have eligible earnings that differ from their annual base salary.

Long-Term Equity Incentive Compensation

Long-Term Equity Incentive Award Design

67%
Performance Stock Units (PSUs)

▶ Actual value and grant are dependent upon Company TSR performance relative to gold industry peers

▶ Vests after three years based on performance



100%
of Long-Term Equity Incentive at Risk

33%
Restricted Stock Units (RSUs)

▶ Value is based on Newmont's stock price performance

▶ Vests one-third per year over three years

Performance Stock Units (PSUs)

PSU Compensation Highlights:

▶ PSUs represent the single largest component of the Officer compensation program and are aligned with stockholders' experience.

▶ The 2019 PSU Program measures performance based on Newmont's total shareholder return relative to gold mining industry peers, requiring above-median performance for target payout; and maintains a 'maximum value cap' and a 'negative TSR cap'.

PSU Awards Granted in 2019 - 2019 to 2021 Performance Period

The target stock award for each Officer in 2019 was determined using a value-based (set dollar amount) approach considering market data, historical pay practices, and individual role and performance. This value was then divided by the average daily closing price for the first 25 trading days of the three-year performance period to reduce the potential variability between the grant date and the performance baseline.

Target Value	/	Stock Price Baseline	=	Target Performance Stock Units

2019 PSU Peer Group

The number of shares earned is calculated based on the Total Shareholder Return ("TSR") of Newmont's common stock relative to the TSR of the members of an industry peer group during the performance period from 2019 to 2021.

Agnico Eagle Mines Limited	Gold Fields Limited
Anglogold Ashanti Limited	Harmony Gold Mining Company Limited
Barrick Gold Corporation	Kinross Gold Corporation
Compañía de Minas Buenaventura S.A.A.	Newcrest Mining Limited
Freeport-McMoran Copper & Gold Inc.	Yamana Gold Inc.

The TSR peer group varies from the total compensation peer group as the TSR peer group is comprised of only companies with large gold mining operations, irrespective of comparable company size. The LDCC determined that a relative TSR peer group should focus on companies with gold operations, as those are the Company's direct competitors for investors and are subject to similar market forces related to gold price changes.

Determining PSU Awards - 2019 To 2021 Performance Period

To calculate the TSR during the period, the ending average price (the average closing price over the 20 trading days prior to and including the end of the period, February 18, 2022, plus the dividends distributed during the Performance Period accumulated on the ex-dividend date), is divided by the beginning average price (the average closing stock price over the twenty-five trading days prior to and not including the start date, February 25, 2019). The TSR is compared to the TSR peer group and this positioning is applied to the payout schedule, shown below.

RANK	PAYOUT
1st and 2nd Rank	200%
3rd Rank	167%
4th Rank	133%
5th Rank (57th Percentile)	100%
6th Rank	83%
7th Rank	67%
8th Rank	50%
9th Rank and below	0%

Performance can produce payout percentages ranging from 0% to 200%. Interpolation shall be used between the above thresholds. The payout percentage is capped at 100% if Newmont's absolute TSR is negative for the period. Additionally, the total value of payout shall not exceed four times the dollar value of the value at grant.

The chart below shows the awards for each Officer made in late February 2019 for the Company's performance for the period 2019-2021:

NAME	TARGET AWARD AMOUNT	AWARD DATE FMV OF NEM STOCK	SHARES AWARDED (ROUNDED DOWN) (C=A/B)
	(A)	(B)	(C=)
Thomas Palmer	$2,666,667	$33.58	79,412
Nancy Buese	$1,668,333	$33.58	49,682
Robert Atkinson[1]	n/a	n/a	n/a
Randy Engel	$1,300,000	$33.58	38,713
Stephen Gottesfeld	$ 990,000	$33.58	29,481
Gary Goldberg	$4,766,667	$33.58	141,949

[1] Mr. Atkinson was hired following the annual award cycle and did not receive PSUs in 2019.

PSU Results for 2017-2020

Newmont's stock price performed more favorably than many of its peers, with a 14% increase in total shareholder return over the extended performance period, resulting in a 114% payout and ended the period at the median of the PSU peer group resulting in no additional TPF payout factor. The final overall PSU performance was 114% (See 2018 proxy statement for full disclosure on plan design).

Restricted Stock Units

2019 Restricted Stock Unit Awards

The Company granted Restricted Stock Unit Awards on February 25, 2019. The RSUs vest in equal annual increments on the first, second and third anniversaries from the date of grant and are paid out in stock. The 2019 grants were made in the following amounts:

NAME	TARGET AWARD AMOUNT	AWARD DATE FMV OF NEM STOCK	SHARES AWARDED (ROUNDED DOWN) (C=A/B)
	(A)	(B)	(C=)
Thomas Palmer	$1,333,333	$35.97	37,067
Nancy Buese	$ 834,167	$35.97	23,190
Robert Atkinson[1]	n/a	n/a	n/a
Randy Engel	$ 650,000	$35.97	18,070
Stephen Gottesfeld	$ 495,000	$35.97	13,761
Gary Goldberg	$2,383,333	$35.97	66,258

[1] Mr. Atkinson was hired following the annual award cycle and received new hire awards in July 2019, as detailed in the Grants of Plan-Based Awards Table.

The Company accrues cash dividend equivalents on PSUs and RSUs and makes the payment after vesting when common stock is issued.

Perquisites

The Company's philosophy is to provide minimal perquisites to its executives. The LDCC believes that these perquisites are reasonable and consistent with prevailing market practice and the Company's overall compensation program. Perquisites are not a material part of our compensation program.

The Company provides financial advisory services for the executives to assist with managing complex personal financial planning and demands of their role. For 2019, the benefit value ranges from $13,595 to $17,120 depending on employee level, and the executive may decide whether or not to receive the financial advisory services. If the executive elects to receive the financial advisory services, the amount of such services will be paid by the Company but not grossed up for tax liability. Separately, as the Company believes in promoting financial wellness for all employees, the Company also provides access to individual financial planning services for all employees under the terms of the agreement with the Company's 401(k) administrator.

Minimal personal use of administrative assistant services is occasionally provided by Company staff. Our NEOs and other executives receive preferred flight status within certain airline programs.

In alignment with Newmont's safety and wellness culture, the LDCC approved the implementation of annual Executive Health Assessments for the CEO and the executive team, including all of the Named Executive Officers. Use of this benefit is voluntary and not all executives utilize it annually. Value for the assessment ranges from approximately $2,181 to $3,150 per senior executive and does not include a tax gross-up.

Clawback Provision

With respect to the corporate bonus and PSU programs, the Leadership Development and Compensation Committee, to the full extent permitted by governing law, has the discretion to require reimbursement from an executive officer if it determines that the officer engaged in conduct that led to the achievement of certain financial results that were subsequently the subject of a restatement, and resulted in incentive payouts above the amount that would have been awarded otherwise. Additionally, to the full extent permitted by governing law, the Leadership Development and Compensation Committee, shall have the discretion to require reimbursement of corporate bonus, personal bonus, PSUs and RSUs if the eligible executive officer is terminated for cause.

Post-Employment Arrangements

Post-Employment Compensation

In order to alleviate concerns that may arise in the event of an employee's separation from service with the Company and enable employees to focus on Company duties, the Company has post-employment compensation plans and programs in place that include Company funded benefits as well as employee contribution-based benefits. Post-employment compensation plans and programs provide for a broad range of post-employment benefits to employees, including Officers, and create strong incentives for employees to remain with the Company. The Company's decisions regarding post-employment compensation take into account the industry sector and general business comparisons to ensure post-employment compensation is aligned with the broader market.

Retirement

The Company offers two tax-qualified retirement plans, the Pension Plan, which is a defined benefit plan, and the Savings Plan, which is a defined contribution plan (401(k)). Both of these plans are available to a broad range of Company employees, generally including all U.S. domestic salaried employees. Because of the qualified status of the Pension Plan and Savings Plan, the Internal Revenue Code limits the benefits available to highly-compensated employees. As a result, the Company provides a non-qualified defined benefit plan (Pension Equalization Plan) and a non-qualified savings plan (Savings Equalization Plan) for executive grade level employees who are subject to the Internal Revenue Code limitations in the qualified plans. The two equalization plans are in place to give executive grade level employees the full benefit intended under the qualified plans by making them whole for benefits otherwise lost as a result of Internal Revenue Code annual compensation limits.

On a regular basis, the Company reviews its retirement benefits. The purpose of the review is to assess the level of replacement income that the Company's retirement plans provide for a full career Newmont employee. The Company attempts to maintain a competitive suite of retirement benefits that accomplishes a degree of income replacement post retirement. The level of income replacement varies depending on the income level of the employee. The benefits included in the analysis are the pension plan, pension equalization plan, 401(k) matching contribution and social security benefits. The Company retirement benefits are important hiring and retention tools for all levels of employees within the Company.

See the 2019 Pension Benefits Table and 2019 Non-Qualified Deferred Compensation Table for a description of benefits payable to the Officers under the Pension Plan, Pension Equalization Plan and the Savings Equalization Plan.

Change of Control

The Company recognizes that the potential for a change of control can create uncertainty for its employees that may interfere with an executive's ability to efficiently perform his or her duties or may result in a voluntary termination of an executive's employment with the Company during a critical period. As a result, the Company has a legacy, 2008 Executive Change of Control Plan and a more recent, 2012 Executive Change of Control Plan, applicable to anyone hired or promoted into an eligible position on or after January 1, 2012. The 2008 plan remains in place for employees who were eligible on, or prior to, December 31, 2011. Neither plan contains an excise tax gross up, and the 2012 plan reduced the formula for the change of control base cash benefit, removed retirement plan contributions and reduced the time period for continuation of health benefits. Of the Named Executive Officers, based on their dates of hire, Messrs. Engel, Gottesfeld and Goldberg are eligible for benefits under the 2008 Executive Change of Control Plan; Mr. Palmer, Ms. Buese, and Mr. Atkinson are eligible for benefits under the 2012 Executive Change of Control Plan.

Beginning in 2017, in the event of a Change of Control, and a qualifying termination of employment, all new and future officers are eligible to receive no more than two times annual pay and other benefits. In the event of a Change of Control, as defined in both the 2008 and 2012 Plans, and a qualifying termination of employment, certain designated Officers receive up to three times annual pay and other benefits namely Messrs. Palmer, Goldberg, Gottesfeld and Engel have the three times annual pay benefit. Ms. Buese has two and one half times annual pay benefit and Mr. Atkinson is at two times annual pay benefit. See the Potential Payments Upon Termination or Change of Control section for potential amounts payable to the Officers under the applicable Change of Control Plan. These benefits, paid upon termination of employment following a change of control on what is sometimes referred to as a "double-trigger" basis, provide incentive for executives to remain employed to complete the transaction and provide compensation for any loss of employment thereafter.

The 2013 Stock Incentive Plan approved by stockholders in 2013 incorporates a double-trigger upon change of control for any equity vesting and all equity outstanding only vests upon a double-trigger of change of control and termination of employment.

Severance

On October 26, 2011, the Company adopted the Executive Severance Plan of Newmont (the "ESP") which replaced the Severance Plan of Newmont for employees in executive levels. The ESP provides severance benefits following involuntary termination without cause. The ESP was adopted to mitigate negotiation of benefits upon termination, provide additional protection to the Company and define and cap severance costs. Maximum benefits under the ESP are reduced from the prior severance plan of Newmont. Equity will vest pro-rata. The pro-rata portion represents the amount deemed to be earned. The purpose of the ESP is to provide income and benefit replacement for a period following employment termination, where termination is not for cause. The ESP allows the terminated employee time and resources to seek future employment.

See the Potential Payments on Termination section for potential amounts payable to the Officers.

Executive Agreements

All of the Officers are at-will employees of the Company, without employment agreements.

Practices and Policies Related to Equity Compensation

Policy with Respect to the Granting of Equity Compensation

The Board has delegated to the LDCC the authority to grant equity to Officers, except the CEO; Board of Directors' approval is required for CEO grants.

Criteria Considered in Determining the Amount of Equity-Based Compensation Awards

The LDCC considers several factors when determining equity awards for our Officers, including performance, market practice, projected business needs, the projected impact on stockholder dilution, and the associated compensation expense that will be included in our financial statements. Based on these considerations, the LDCC has managed stockholder dilution well within the norms of our peers and stated guidelines from proxy advisory services and institutional investors. For 2019, Newmont's gross burn rate (annual use of shares as a percentage of shares outstanding) was approximately 0.42% (with an additional 0.16% made in the form of Goldcorp Replacement Awards pursuant to the Arrangement Agreement), below the benchmark set by governance advisory services for our industry.

Determination of Awards

The LDCC grants equity awards to the Officers and recommends equity awards for the CEO to the full Board to approve. In addition to the targets discussed above, the LDCC is responsible for determining who should receive awards, when the awards should be made and the number of shares to be granted for each award (in accordance with "Newmont's Policy with Respect to the Granting of Equity Compensation" as described above). The LDCC considers grants of long-term incentive awards to the Officers each fiscal year. The awards are granted at fair market value (the average of the grant date high and low stock price for Newmont) shortly after the release of quarterly earnings, in which case, financial performance and potentially other material items have already been disclosed publicly, prior to the granting of any awards.

Awards granted in 2019 were determined in accordance with the terms of each long-term incentive program as approved by the LDCC.

Accelerated Grant and Vesting of Stock Awards

Change of Control

Immediately prior to a change of control: PSU performance will be measured using the change of control price of the Company stock. The pro-rata percentage of the actual payout of PSUs correlating to the period of time that elapsed prior to the change of control shall be granted in common stock. For the remainder of the actual PSUs correlating to the performance period that did not elapse prior to the change of control, the Company will issue restricted stock units that will vest at the end of the performance period. In the event of the acquiring company not issuing equity, the acquiring company may issue cash equivalent awards.

Termination of Employment Following Change of Control

All PSUs and RSUs vest upon termination of employment following a change of control.

Death / Long-Term Disability / Retirement / Severance

▸ **PSUs:** In the event of severance, retirement, death or disability, PSU grants shall vest in a pro-rata amount based on actual performance for each PSU award. Performance for the time period for each award will be calculated (using the most recent fiscal quarter-end performance) and settled accordingly on a pro-rated basis.

▸ **RSUs:** In the event of severance, retirement, death or disability, RSU grants shall vest in a pro-rata amount based upon the date of grant and separation date. For grants starting in 2018, after the first anniversary, the full award shall continue to vest on the vesting schedule in retirement if the grantee is at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service.

Stock Ownership Guidelines

The Company's stock ownership guidelines require that all Officers own shares of the Company's stock, the value of which is a multiple of base salary. For the Officers, the stock ownership guidelines are as follows and in the adjoining table:

Executive Stock Ownership Requirements

CEO	6x Annual Base Salary
Other NEOs	3x Annual Base Salary

Stock ownership guidelines were put in place to increase the alignment of interests between executives and stockholders by encouraging executives to act as equity owners of the Company. The LDCC sets the ownership guidelines by considering the size of stock awards. Directly and indirectly owned common stock and unvested RSUs are considered owned for purposes of the guidelines. The LDCC reviews compliance with the guidelines annually. Executives who are new to their positions have five years to comply with the guidelines. Mr. Palmer currently exceeds the stock ownership guideline owning approximately nine times his 2019 base salary as of December 31, 2019, valued at the Newmont closing price on December 31, 2019 of $43.45. All of the executives identified above are in compliance with the stock ownership guidelines or fall within the exception period.

Restrictions on Trading Stock

The Company has adopted a Stock Trading Standard (the "Standard") for its employees, including the Officers. The Standard prohibits certain employees from trading during specific periods at the end of each quarter until after the Company's public disclosure of financial and operating results for that quarter, unless they have received the approval of the Company's general counsel. The Company may impose additional restricted trading periods at any time if it believes trading by employees would not be appropriate because of developments at the Company that are, or could be, material. In addition, the Company requires pre-clearance of trades in Company securities for its Officers and prohibits buying shares on margin or using shares as collateral for loans. Other than as stated in this paragraph and the stock ownership requirements stated above, the Company does not have a holding period on common stock delivered following the expiration of a restricted stock unit vesting period, or common stock delivered following the exercise of a stock option.

Anti-Hedging and Pledging Policy

The Company's Standard prohibits short sales, hedging transactions and stock pledges by directors and executive officers, this group includes all current members of the Executive Leadership Team of the Company. Our directors and executive officers are prohibited from: (i) engaging in any short sales of Newmont securities; (ii) buying or selling puts and calls on Newmont securities; (iii) entering into hedging transactions involving Newmont securities; and (iv) holding Newmont securities in a margin account or pledge Newmont securities as collateral for a loan. The Standard provides that to the extent legally permissible, specific exceptions may be granted on a case-by-case basis with respect to the prohibition on pledges at the discretion of the Company's Executive Vice President and General Counsel or Vice President, Associate General Counsel and Corporate Secretary. To date, no such exceptions to the Trading Standard have been granted. Although the Standard does not impose similar restrictions on non-executive employees of the Company, it sets forth the requirements for trading in Newmont securities, including a general prohibition on trading in Newmont's securities by insiders while in possession of material non-public information.

Results of the 2019 Advisory Vote on 2018 Executive Compensation

In 2019, Newmont conducted an advisory vote on the 2018 compensation of the Officers in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in 2010, commonly known as "Say on Pay." In 2019, our Say on Pay proposal received 94% support. Newmont regularly engages stockholders to discuss a variety of aspects of our business and welcomes stockholder input and feedback. The Say on Pay vote serves as an additional tool to guide the Board and the LDCC in ensuring alignment of the Company's executive compensation programs with stockholder interests.

Consistent with the Company's ongoing commitment to best practices in compensation governance and strong emphasis on pay for performance, the LDCC commits to continue to review compensation programs to ensure that executive pay aligns with stockholder interests. The LDCC will continue working to ensure that the design of the Company's executive compensation programs is focused on long-term stockholder value creation, emphasizes pay-for-performance, and does not encourage the taking of short-term risks at the expense of long-term results. The LDCC will continue to use the Say on Pay vote as a guidepost for stockholder sentiment and will continue to respond to stockholder feedback.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the amount of compensation in excess of $1,000,000 that the Company may deduct in any one year with respect to certain of its executive officers whose compensation must be included in this proxy statement. In 2019, compensation amounts for the named executives Mr. Palmer, Ms. Buese, Mr. Engel, Mr. Gottesfeld and Mr. Goldberg are greater than $1,000,000 and a portion of their salaries, bonuses, stock awards, and other compensation items are not deductible by the Company.



Report of the Leadership Development and Compensation Committee on Executive Compensation

The Leadership Development and Compensation Committee of the Board of Directors (the "LDCC") is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries, and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The LDCC has adopted a Charter that describes its responsibilities in detail, and the LDCC and Board review and assess the adequacy of the Charter on a regular basis. The LDCC has the responsibility of taking the leadership role with respect to the Board's responsibilities relating to compensation of the Company's key employees, including the Chief Executive Officer, the Chief Financial Officer and the other executive officers. Additional information about the LDCC's role in corporate governance can be found in the LDCC's Charter, available on the Company's website at http://www.newmont.com/about/governance-ethics/.

The LDCC has reviewed and discussed with management the Company's Compensation Discussion and Analysis section of this Proxy Statement. Based on such review and discussions, the LDCC has recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

Submitted by the following members of the LDCC of the Board of Directors:

Veronica M. Hagen, Chair
Gregory H. Boyce
Beverley Briscoe
Julio Quintana

Leadership Development and Compensation Committee Interlocks and Insider Participation

None of the members of our Leadership Development and Compensation Committee who served during the last fiscal year (whose names appear under "Report of the Leadership Development and Compensation Committee on Executive Compensation") is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or our Leadership Development and Compensation Committee.

Executive Compensation Tables

2019 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Thomas Palmer President and Chief Executive Officer	2019	$ 917,857	$ 0	$ 4,600,310	$ 0	$1,398,281	$ 382,357	$ 33,399	$ 7,332,203
	2018	$ 779,464	$ 0	$ 2,908,544	$ 0	$1,016,518	$ 224,922	$ 55,165	$ 4,984,613
	2017	$ 750,000	$ 0	$ 3,348,025	$ 0	$1,255,500	$ 236,688	$243,805	$ 5,834,018
Nancy Buese Executive Vice President and Chief Financial Officer	2019	$ 730,934	$ 0	$ 2,878,061	$ 0	$ 925,143	$ 271,783	$ 16,800	$ 4,822,721
	2018	$ 706,978	$ 0	$ 2,683,347	$ 0	$ 857,140	$ 151,961	$ 16,500	$ 4,415,926
	2017	$ 675,000	$ 0	$ 3,013,245	$ 0	$ 893,835	$ 232,483	$ 17,802	$ 4,832,365
Robert Atkinson Executive Vice President and Chief Operating Officer	2019	$ 399,808	$500,000	$ 3,249,950	$ 0	$ 424,290	$ 84,223	$257,784	$ 4,916,055
	Mr. Atkinson joined Newmont in 2019								
Randy Engel Executive Vice President, Strategic Development	2019	$ 650,000	$ 0	$ 2,242,631	$ 0	$ 740,435	$2,184,833	$ 46,062	$ 5,863,961
	2018	$ 645,989	$ 0	$ 2,090,904	$ 0	$ 696,157	$ 0	$ 28,728	$ 3,461,778
	2017	$ 630,000	$ 0	$ 2,650,570	$ 0	$ 742,316	$1,094,322	$ 31,230	$ 5,148,438
Stephen Gottesfeld Executive Vice President, Chief Sustainability and External Affairs Officer	2019	$ 550,000	$ 0	$ 1,707,831	$ 0	$ 556,652	$1,215,758	$ 58,361	$ 4,088,602
	2018	$ 545,989	$ 0	$ 1,592,307	$ 0	$ 548,741	$ 0	$ 12,228	$ 2,699,265
	2017	$ 527,033	$ 0	$ 1,949,181	$ 0	$ 586,493	$ 630,159	$ 28,380	$ 3,721,246
Gary Goldberg Executive Advisor and Former CEO	2019	$1,049,451	$ 0	$13,270,499	$ 0	$1,520,182	$ 672,443	$ 37,571	$16,550,146
	2018	$1,300,000	$ 0	$ 7,666,801	$ 0	$1,743,885	$ 654,760	$ 28,325	$11,393,771
	2017	$1,300,000	$ 0	$ 9,119,464	$ 0	$2,523,690	$ 855,874	$ 28,416	$13,827,444

[1] Represents salary paid during 2019. Regarding salary for Mr. Atkinson, represents salary paid upon joining the Company on June 1, 2019, through December 31, 2019; for Mr. Goldberg, represents salary paid to include the reduction in salary due to his change in role effective October 1, 2019, as described in the Compensation Discussion and Analysis of this proxy.

[2] No discretionary supplemental bonuses were paid for 2019 with the exception of Mr. Atkinson whose bonus of $500,000 was paid as a component in consideration of compensation forfeited from a prior employer as a result of joining Newmont. Mr. Atkinson's bonus contains a repayment provision should he voluntarily terminate employment with Newmont within two years of his employment date.

[3] Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). The Company's 2005 and 2013 Stock Incentive Plans define fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the 2017, 2018 and 2019 restricted stock unit grants. For the 2019 restricted stock unit grants, the fair market value on the date of the grant, February 25, 2019, was $35.97, and for Mr. Atkinson, the fair market value for the July 26, 2019 awards was $37.54. For the 2017 and 2018 restricted stock unit grants, the fair market value on the date of the grant, February 27, 2017, was $35.01 and February 26, 2018, was $39.01. Pursuant to ASC 718, the aggregate

grant date fair value of Performance Leveraged Stock Units ("PSU") is determined by multiplying the target number of shares by a Monte Carlo calculation model, further described below, which determined a grant date fair value of the 2019-2021 (payout 2022) Performance Leveraged Stock Units of $41.14 per share (114.4% of the stock price on the date of grant) for each participating Named Executive Officer. For 2018-2020 Performance Leveraged Stock Units (payout 2021, reflected in 2018), the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation model value of $43.14 per share (110.6% of the stock price on the date of grant) for each participating Named Executive Officer. For 2017-2019 Performance Leveraged Stock Units (payout 2020, reflected in 2017), the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation model value of $50.14 (143.2% of the stock price on the date of grant) per share for each participating Named Executive Officer. The maximum value of the Performance Leveraged Stock Units is 200% of target. Amounts in 2017 also include the increased restricted unit grant in 2017 for Mr. Engel and Mr. Gottesfeld which was provided to recognize long-term performance generally and strategic work related to the sale of Newmont's Indonesian assets over the course of the prior several years in addition to serving as a long-term retention tool to maintain important institutional knowledge with the Company.

2019 Stock Award value for Mr. Goldberg: As described in the Executive Summary of the CD&A, the Committee approved an amendment to Mr. Goldberg's (our former CEO) 2017 PSU award to provide pro-rated vesting to the date of retirement if retirement occurred prior to vesting which did not occur. In alignment with SEC disclosure requirements, the full valuation of the amended 2017 award, while not a new award, is included for 2019 in the disclosure above (in addition to the valuation of the original award provided in the Stock Awards column for 2017).

However, the Fair Value of Stock Awards actually granted for 2019 was $8,223,082, which was comprised of a PSU grant valued at $5,839,782 and an RSU grant valued at $2,383,300. Aside from the modification of the 2017 vesting terms, the amendment did not provide any new or additional compensation in connection with Mr. Goldberg's retirement. The following table aims to clarify the components of the 2019 Stock Awards column for Mr. Goldberg that were granted to Mr. Goldberg and that which is duplicate disclosure of the 2017 award:

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Gary Goldberg Executive Advisor and Former CEO	2019	$1,049,451	$0	$13,270,499	$0	$1,520,182	$672,443	$37,571	$16,550,146
	2018	$1,300,000	$0	$ 7,666,801	$0	$1,743,885	$654,760	$28,325	$11,393,772
	2017	$1,300,000	$0	$ 9,119,464	$0	$2,523,690	$855,874	$28,416	$13,827,445

2019 PSU	$ 5,839,782
2019 RSU	$ 2,383,300
2017 PSU	**$ 5,047,417**

Double counts the 2017 PSU award already included in 2017; re-valued as of January 15, 2019 (not a new award)

Illustrative Table for Awards as actually provided to Mr. Goldberg for 2019:

Gary Goldberg	2019	$1,049,451	$0	$ 8,223,082	$0	$1,520,182	$672,443	$37,571	$11,502,729

The grant date fair value of the amended 2017 PSU for Mr. Goldberg is $37.57 per unit based on the methodology as described above.

Description of Monte Carlo calculation Model: The fair value of performance leverage stock units ("PSUs") is determined using a Monte Carlo simulation model that uses the assumptions: (i) expected volatility based on historical price volatility of Newmont and the designated peer group; (ii) expected risk-free interest rate based on the U.S. Treasury rates as of the grant date; and (iii) expected term. The following table provides the specific inputs that were used in the simulation. Stock-based compensation expense related to all awards, including awards with a market or performance condition that cliff vest, is generally recognized ratably over the requisite service period of the award on a straight-line basis. The Company recognizes forfeitures as they occur. The Company's estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, employee retirement eligibility dates, the Company's performance and related tax impacts.

INPUT	2019	2018	2017
Expected Volatility	33.50%	40.20%	43.70%
Expected Risk-Free Interest Rate	2.46%	2.36%	1.44%
Expected Term (years)	3	3	3

For Mr. Goldberg's amended 2017 PSU award, the valuation methodology as described above included expected volatility of 28.3%, expected risk-free rate of return of 2.55% and an expected term of 1.06 years.

(4) Amounts shown represent Corporate Performance Bonuses and the Personal Bonuses paid in cash. The executives received bonuses as follows: Mr. Palmer corporate $801,961 and personal $596,320; Ms. Buese corporate $486,583 and personal $438,560; Mr. Atkinson corporate $279,460 and personal $144,830; Mr. Engel corporate $389,435 and personal $351,000; Mr. Gottesfeld corporate $311,215 and personal $245,437; and Mr. Goldberg corporate $1,047,929 and personal $472,253.

(5) Amounts shown represent the increase in the actuarial present value under the Company's qualified and non-qualified defined benefit pension plans. The PEP interest rate is based upon the PBGC interest rate. At December 31, 2019, the PBGC lump sum interest rate was 0.25%, at December 31, 2018, the PBGC lump sum interest rate was 1.5%, and at December 31, 2017, the PBGC lump sum interest rate was 0.75%. At December 31, 2019, the FASB rate was 3.49%, at December 31, 2018, the FASB rate was 4.4%, and at December 31, 2017, the FASB rate was 3.77%.

(6) Amounts shown are described in the All Other Compensation Table.

Refer to the Compensation Discussion and Analysis section of this Proxy Statement for a description of the components of compensation, along with a description of all material terms and conditions of each component. In 2019, the Salary and Bonus columns accounted for 12.5% of Mr. Palmer's total compensation as reflected in the Summary Compensation Table. The Salary and Bonus columns accounted for 15.2%, 18.3%, 11.1%, 13.5%, and 6.3% of Ms. Buese's, Mr. Atkinson's, Mr. Engel's, Mr. Gottesfeld's and Mr. Goldberg's total compensation, respectively, as reflected in the Summary Compensation Table.

2019 All Other Compensation Table

NAME	COMPANY CONTRIBUTIONS TO DEFINED BENEFIT PLANS(1) ($)	CHANGE IN VALUE OF POST-RETIREMENT MEDICAL AND LIFE INSURANCE(2) ($)	PERQUISITES(3) ($)	RELOCATION REIMBURSEMENT AND TAX GROSS-UPS(4) ($)	TERMINATION PAYMENTS(5) ($)	TOTAL ($)
Thomas Palmer	$16,800	$ 0	$15,155	$ 1,444	$0	$ 33,399
Nancy Buese	$16,800	$ 0	$ 0	$ 0	$0	$ 16,800
Rob Atkinson	$16,800	$ 0	$ 9,510	$231,474	$0	$257,784
Randy Engel	$16,800	$14,241	$15,021	$ 0	$0	$ 46,062
Stephen Gottesfeld	$16,800	$25,825	$15,736	$ 0	$0	$ 58,361
Gary Goldberg	$16,800	$ 0	$20,771	$ 0	$0	$ 37,571

(1) Under the Company's defined contribution plan, the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary contribution to the Savings Plan annually with a maximum match of $16,800.

(2) Messrs. Engel and Gottesfeld are eligible for retiree medical and life insurance benefits, having been employed before January 1, 2003. Mr. Palmer, Ms. Buese, and Messrs. Atkinson and Goldberg are not eligible.

(3) The Company provides the named executive officers with the opportunity to obtain financial advisory services up to a value of $17,120, paid by the Company and executive health assessment benefits with a maximum value of approximately $3,150. These amounts are not grossed up for taxes and any executive electing to obtain the services is responsible for the personal tax liability associated with the imputed income for the benefit. For Mr. Palmer, consists of $2,766 for the executive health assessment and $12,389 for tax preparation assistance due to tax obligations in multiple countries. For Mr. Atkinson, consists of $3,237 for financial advisory services, $3,150 for the executive health assessment and $3,124 for tax preparation assistance due to tax obligations in multiple countries. For Mr. Engel, consists of $12,840 for financial advisory services and $2,181 for the executive health assessment. For Mr. Gottesfeld, consists of $12,840 for financial advisory services and $2,896 for the executive health assessment. For Mr. Goldberg, consists of $10,196 for financial advisory services. In addition, for Mr. Goldberg, in recognition of his service as CEO through October 1, 2019 and in consideration of his planned retirement as of March 31, 2020, Mr. Goldberg received artwork representing one of the Company's operating sites valued at $5,200 and gold jewelry representative of the Company's core business of gold mining valued at $5,375. These amounts were not grossed up for taxes; Mr. Goldberg was responsible for the personal tax liability associated with the imputed income. We also provide preferred flight status within certain airline programs for our NEOs and other executives.

(4) For Mr. Palmer, $1,444 in tax gross-up related to tax preparation assistance due to tax obligations in multiple countries. For Mr. Atkinson, who began employment with the Company on June 1, 2019, this amount includes $161,029 related to relocation and travel costs, $70,445 in tax gross-up payments related to imputed income for relocation benefits.

2019 Grants of Plan-Based Awards Table

| | GRANT DATE | ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] | | | ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] | | | FMV ON GRANT DATE | ALL OTHER STOCK AWARDS NUMBER OF SHARES OF STOCK OR UNITS (#) | GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[3] ($) |
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)			
Thomas Palmer										
2019 AICP (Corporate & Personal Objectives Bonus)		$240,937	$1,204,687	$2,409,374						
2019 PSU (payable 2022)	2/25/2019				0	79,412	158,824	$41.14		$3,267,010
2019 RSU	2/25/2019								37,067	$1,333,300
Nancy Buese										
2019 AICP (Corporate & Personal Objectives Bonus)		$146,187	$730,934	$1,461,868						
2019 PSU (payable 2022)	2/25/2019				0	49,682	99,364	$41.14		$2,043,917
2019 RSU	2/25/2019								23,190	$834,144
Robert Atkinson										
2019 AICP (Corporate & Personal Objectives Bonus)		$83,960	$419,798	$839,596						
2019 RSU	7/26/2019								66,595	$2,499,976
2019 RSU	7/26/2019								19,978	$749,974
Randy Engel										
2019 AICP (Corporate & Personal Objectives Bonus)		$117,000	$585,000	$1,170,000						
2019 PSU (payable 2022)	2/25/2019				0	38,713	77,426	$41.14		$1,592,653
2019 RSU	2/25/2019								18,070	$649,978
Stephen Gottesfeld										
2019 AICP (Corporate & Personal Objectives Bonus)		$93,500	$467,500	$935,000						
2019 PSU (payable 2022)	2/25/2019				0	29,481	58,962	$41.14		$1,212,848
2019 RSU	2/25/2019								13,761	$494,983
Gary Goldberg										
2019 AICP (Corporate & Personal Objectives Bonus)		$314,835	$1,574,176	$3,148,352						
2019 PSU (payable 2022)	2/25/2019				0	141,949	283,898	$41.14		$5,839,782
2019 RSU	2/25/2019								66,258	$2,383,300
2017 PSU (payable 2020)[4]	2/27/2017				0	134,347	268,694	$37.57		$5,047,417

[1] Amounts shown represent threshold, target and maximum amounts for 2019 Corporate & Personal Bonuses. The Corporate Performance Bonus has a threshold of 20% payout, with the potential to have a zero payout, and the Personal Bonus has no threshold. The Leadership Development and Compensation Committee established the target for corporate metrics and personal objectives in 2019 that were revised following transformative transactions. Payments of Corporate Performance & Personal Bonuses for 2019 performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Refer to the CD&A for a description of the criteria for payment of Corporate Performance & Personal Bonuses.

[2] Amounts shown represent the threshold, target and maximum number of shares of the Performance Leveraged Stock Unit ("PSU") bonuses potentially awardable for the targets set in 2019, which will pay out in 2022. See the CD&A for a description of these awards and the rationale.

[3] Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). For the restricted stock units, the grant date fair value is the target number of shares granted multiplied by the fair market value ("FMV") on the date of grant. The Company's 2005 and 2013 Stock Incentive Plans define FMV of the stock as the average of the high and low sales price on the date of the grant. The FMV on the date of grant, February 25, 2019, was $35.97. The FMV for Mr. Atkinson's July 26, 2019 awards was $37.54. The restricted stock unit awards vest pro-ratably over three years. Pursuant to ASC 718, the aggregate grant date fair value of PSUs is determined by multiplying the target number of shares by a Monte Carlo grant date fair value $41.14 for the 2019-2022 (payout 2022) PSU grant. Grant values are shown in the Stock Awards column of the Summary Compensation Table.

[4] Amounts shown represent the fair value for the 2017-2020 (payable 2020) PSU grant as calculated upon modification at January 15, 2019 in accordance with the ASC 718. Pursuant to ASC 718, the aggregate fair value is determined by multiplying the target number of shares by a Monte Carlo fair value of $37.57, and such amounts are shown in the Stock Awards column of the Summary Compensation Table.

2019 Outstanding Equity Awards at Fiscal Year-End Table

	OPTION AWARDS					STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS[1] (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION GRANT DATE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[2]
Thomas Palmer						8,331[4]	$ 361,982		
						15,452[5]	$ 671,389		
						37,067[6]	$1,610,561		
2017-2020 PSU (payout 2020)								98,646	$ 4,286,169
2018-2021 PSU (payout 2021)								92,924	$ 4,037,548
2019-2022 PSU (payout 2022)								158,824	$ 6,900,903
Nancy Buese						7,498[4]	$ 325,788		
						14,256[5]	$ 619,423		
						23,190[6]	$1,007,606		
2017-2020 PSU (payout 2020)								88,782	$ 3,857,578
2018-2021 PSU (payout 2021)								85,730	$ 3,724,969
2019-2022 PSU (payout 2022)								99,364	$ 4,317,366
Robert Atkinson						66,595[8]	$2,893,553		
						19,978[8]	$ 868,044		
Randy Engel						8,284[4]	$ 359,940		
						60,520[7]	$2,629,594		
						11,108[5]	$ 482,643		
						18,070[6]	$ 785,142		
	34,982		$55.675	4/29/10	4/29/20				
	33,000		$58.685	4/25/11	4/25/21				
2017-2020 PSU (payout 2020)								71,024	$ 3,085,993
2018-2021 PSU (payout 2021)								66,802	$ 2,902,547
2019-2022 PSU (payout 2022)								77,426	$ 3,364,160

Executive Compensation Tables

	OPTION AWARDS					STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS[1] (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION GRANT DATE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[2]
Stephen Gottesfeld						5,723[4]	$ 248,664		
						40,346[7]	$1,753,034		
						8,460[5]	$ 367,587		
						13,761[6]	$ 597,915		
	10,494		$55.675	4/29/10	4/29/20				
	13,240		$58.685	4/25/11	4/25/21				
2017-2020 PSU (payout 2020)								53,776	$ 2,336,567
2018-2021 PSU (payout 2021)								50,872	$ 2,210,388
2019-2022 PSU (payout 2022)								58,962	$ 2,561,899
Gary Goldberg						22,692[4]	$ 985,967		
						40,730[5]	$1,769,719		
						65,445[6]	$2,843,585		
2017-2020 PSU (payout 2020)								268,694	$11,674,754
2018-2021 PSU (payout 2021)								244,946	$10,642,904
2019-2022 PSU (payout 2022)								283,898	$12,335,368

[1] The Company did not grant stock options in 2012 or thereafter.

[2] Assumes stock price of $43.45, the closing price on December 31, 2019.

[3] Maximum number of Performance Leveraged Stock Unit bonuses are shown for all outstanding targets for which performance and grant are not yet determined, which are described in the Compensation Discussion and Analysis. The maximum achievable amount of Performance Leveraged Stock Unit bonuses is 200% of target.

[4] Vesting date is February 27, 2020.

[5] Vesting dates are February 26, 2020 and 2021.

[6] Vesting dates are February 25, 2020, 2021 and 2022.

[7] Vesting date is February 22, 2021.

[8] Vesting dates are July 26, 2020, 2021 and 2022.

2019 Option Exercises and Stock Vested Table

| | OPTION AWARDS | | STOCK AWARDS | |
| | NUMBER OF SHARES ACQUIRED ON EXERCISE (#) | VALUE REALIZED ON EXERCISE ($) | NUMBER OF SHARES ACQUIRED ON VESTING (#) | VALUE REALIZED ON VESTING ($) |
NAME				
Thomas Palmer	—	—	211,647	$ 7,744,155
Nancy Buese	—	—	14,625	$ 510,280
Robert Atkinson	—	—	—	—
Randy Engel	—	—	154,662	$ 5,653,968
Stephen Gottesfeld	—	—	113,557	$ 4,151,959
Gary Goldberg	—	—	563,636	$20,629,040

2019 Pension Benefits Table[1]

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Thomas Palmer	Pension Plan	3.667	$ 123,363	—
	Pension Equalization Plan	3.667	$ 818,916	—
Nancy Buese	Pension Plan	3.250	$ 112,251	—
	Pension Equalization Plan	3.250	$ 557,228	—
Rob Atkinson	Pension Plan	0.583	$ 29,961	—
	Pension Equalization Plan	0.583	$ 54,263	—
Randy Engel	Pension Plan	26.000	$1,518,607	—
	Pension Equalization Plan	26.000	$8,340,949	—
Stephen Gottesfeld	Pension Plan	22.833	$1,161,353	—
	Pension Equalization Plan	22.833	$3,899,467	—
Gary Goldberg	Pension Plan	8.083	$ 335,669	—
	Pension Equalization Plan	8.083	$4,144,512	—

[1] All calculations in the 2019 Pension Benefits Table were calculated using target Corporate Performance Bonus and target Personal Bonus for 2019.

The Company provides two tax-qualified retirement plans, a Pension Plan and a Savings Plan (401(k) plan). In addition, the Company offers a non-qualified pension plan (the "Pension Equalization Plan"), and non-qualified savings plan (the "Savings Equalization Plan") for executive grade level employees.

Pension Plan

Mr. Palmer, Ms. Buese, and Messrs. Engel, Gottesfeld and Goldberg are participants in the qualified Pension Plan. Mr. Atkinson will be eligible to participate upon completing one year of employment, at June 1, 2020. The Pension Plan is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The plan provides for post-retirement payments determined by a formula based upon age, years of service and pension-eligible earnings for employees hired before January 1, 2007, called the final average pay calculation, up to July 2014. For employees hired after January 1, 2007, and for all participants accruing benefits beginning July 2014 including those formerly in the final average pay pension plan, the plan provides for post-retirement payments determined by a formula based upon years of service.

Final Average Pay Calculation

As of July 2014, all employees accrue pension benefits in the stable value pension. However, those employees hired before January 1, 2007, retain previously accrued benefits in the final average pay pension. Age 62 is the normal retirement age under the Pension Plan for final average pay calculation, meaning the age upon which the employee may terminate employment and collect benefits, or a participant may retire at age 55 with 10 years of service and collect reduced benefits immediately. If a Pension Plan participant terminates employment prior to age 55, but has a vested benefit by having acquired 5 years of service with the Company, the participant will begin to collect a benefit at age 62. If the participant terminates employment prior to age 55, but has 10 or more years of service with the Company, the participant may elect to collect a reduced benefit at age 55. If a participant attains the age of 48, has 10 years of service, and is terminated from employment within 3 years of a change of control, the participant is entitled to commence benefits. The Pension Plan utilizes the same definition of change of control as the Executive Change of Control Plan. The formula based upon age and years of service for benefits provides a strong incentive for Company employees to remain employed with the Company, even in times of high demand in the employment marketplace.

According to the Pension Plan, at the normal retirement age of 62, the Company calculates the monthly pension benefit amount through the following formula:

1.75% of the average monthly salary	-	1.25% of the participant's primary social security benefit	x	the participant's years of credited service	=	Monthly Pension Benefit

To determine the average monthly salary, the Company calculates the highest average from 5 consecutive prior years of employment within the last 10 years of employment of regular pay, vacation pay, cash bonus and a change of control payment, if applicable. Severance payments are not included as pensionable earnings. Salary does not include stock based compensation, foreign assignment premiums, signing bonuses, fringe benefits, payments from non-qualified plans or indemnity benefit payments. In the event a vested participant dies prior to the commencement of benefit payments, the participant's legal spouse receives survivor benefits which are calculated based upon the pension benefit that the participant would have received upon retirement the day prior to death with an additional reduction factor applied. If the participant does not have a legal spouse, there is no benefit paid.

In the event of early retirement, meaning after reaching the age of 55 and at least 10 years of service, a participant is eligible to collect a monthly pension benefit upon retirement using the formula above with the following reductions:

Early Retirement Reductions

AGE AT TERMINATION	YEARS OF SERVICE	REDUCTION
55	At least 30	No reduction — payable upon termination
60	At least 10	Lesser of 1/3 of 1% for each month of service less than 30 years of service (4% per year) or 1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
At least 55	At least 10	1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
Under 55	At least 10	1/2 of 1% for each month by which the date of benefit commencement precedes age 62 (6% per year) payable following termination and attainment of age 55
	At least 30	No reduction — payable at age 55

Change of Control Early Retirement

AGE	YEARS OF SERVICE	REDUCTION
48 at time of change of control	At least 10	Lower reduction of 2% for each year by which termination precedes age 62, or applicable reduction above

Stable Value Calculation

For the stable value pension, benefits are determined as follows:

FULL YEARS OF SERVICES COMPLETED BY THE END OF THE PLAN YEAR	PERCENTAGE OF SALARY UP TO AND INCLUDING SOCIAL SECURITY WAGE BASE	PERCENT OF SALARY OVER THE SOCIAL SECURITY WAGE BASE
0-9	13%	21%
10-19	15%	23%
20+	17%	25%

The stable value benefit, as of a given date, is the sum of all of the amounts accrued for each year of service. Salary in the stable value pension is defined the same as in the final average pay pension. Normal retirement age under the stable value pension is 65 and the vesting period is 5 years. If a stable value participant has 5 years of service and separates employment with Newmont prior to age 65, the participant is entitled to a reduced benefit. Under the stable value pension, participants may take their benefit in lump sum or an annuity.

Messrs. Engel and Gottesfeld have vested benefits under the final average pay (for service prior to July 2014) and the stable value (for service after July 2014) pensions by virtue of five or more years of service. Mr. Palmer, Ms. Buese, and Messrs. Atkinson and Goldberg participate in the stable value calculation of the Pension Plan of Newmont based upon their dates of hire. Messrs. Palmer and Goldberg have vested benefits under the stable value pension by virtue of five or more years of service. Ms. Buese and Mr. Atkinson do not have vested benefits under the Pension Plan, as they do not have five years of service with the Company.

The Pension Plan contains a cap on eligible earnings as required by the Internal Revenue Code as well as a cap on benefits as required by section 415 of the Internal Revenue Code. This cap limits the pension benefits that executive-grade employees of the Company can receive under the Pension Plan.

Pension Equalization Plan

The Pension Equalization Plan provides for an actuarially determined present value cash lump sum amount upon retirement, or upon termination after 5 years of service with the Company. The Company determines the lump sum amount by calculating a full pension benefit under the Pension Plan, utilizing the definition of Salary from the Pension Equalization Plan, and subtracting the actual benefit owed under the Pension Plan that is subject to the cap in benefits.

If a participant dies while employed with the Company, or after retirement but before receipt of benefits under the Pension Equalization Plan, and the participant was entitled to benefits under the Pension Plan, the participant's legal spouse receives survivor benefits which are calculated based upon the full Pension Equalization benefit minus the Pension Plan benefit amount. If the Company terminates a participant for cause, the participant forfeits all benefits under the Pension Equalization Plan.

Pension Calculation Assumptions

For final average pay benefits, the qualified pension present value uses a discount rate at December 31, 2019, of 3.49% and FASB mortality. The final average pay pension equalization value uses a pension equalization plan lump sum rate of 0.25% as of December 31, 2019, and mortality as defined in the Pension Equalization Plan to determine the lump sum payable at an executive's earliest unreduced retirement age. For stable value benefits, from the qualified plan and the pension equalization plan are defined as a lump sum at age 65, the age at which the stable value benefits are unreduced. All of the benefits shown are also discounted from the earliest unreduced retirement age to current age using the FASB rate of 3.49%.

2019 Nonqualified Deferred Compensation Table

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR ($)	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR ($)	AGGREGATE EARNINGS IN LAST FISCAL YEAR ($)	AGGREGATE WITHDRAWALS / DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FISCAL YEAR-END ($)
Thomas Palmer	—	—	—	—	—
Nancy Buese	—	—	$9,352	—	$48,184
Rob Atkinson	—	—	—	—	—
Randy Engel	—	—	—	—	—
Stephen Gottesfeld	—	—	$7,666	—	$44,190
Gary Goldberg	—	—	—	—	—

Amounts shown in the table above are part of the Company's Savings Equalization Plan. The Company maintains a Savings Plan and a Savings Equalization Plan for eligible employees.

Savings Plan

The Savings Plan is the Company's defined contribution plan that is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The Savings Plan provides that eligible employees may contribute before-tax or after-tax compensation to a plan account for retirement savings. Under the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary (with a maximum of $280,000 in salary and a maximum match of $16,800) contribution to the Savings Plan annually. The Company contribution vests as follows:

Savings Plan Vesting Schedule

YEARS OF SERVICE	PERCENTAGE OF COMPANY CONTRIBUTION VESTED
Less than 1 year	0
1 year	20
2 years	40
3 years	60
4 or more years	100

In the event of death, disability, retirement, change of control (same definition as Executive Change of Control Plan explained in the Potential Payments Upon Termination or Change of Control section below) or termination of the Savings Plan, a participant is fully vested in the Company contribution component of the Savings Plan. In accordance with the Internal Revenue Code, the Savings Plan limits the before-tax and after-tax contributions that highly compensated participants may make to the Savings Plan.

Savings Equalization Plan

The Savings Equalization Plan allows eligible participants the opportunity to defer up to 100% of compensation (minus before-tax contributions under the Savings Plan) beyond the Internal Revenue Code limitations set forth in the Savings Plan on a pre-tax basis. The Savings Equalization Plan is a non-qualified deferred compensation plan. To participate in the Savings Equalization Plan, an employee must be executive grade or a grandfathered participant and be eligible to participate in the Savings Plan of Newmont. The purpose of the Savings Equalization Plan is to allow executive grade level employees a way to defer additional compensation for post-employment savings purposes beyond the limits set forth in the Savings Plan. A participant's deferred compensation is contributed at the direction of the participant to various hypothetical investment alternatives. Such investments are selected by a committee of Company representatives, with the advice of professional investment managers.

Upon distribution of Savings Equalization Plan accounts, the participant receives a cash amount equal to the value of the contributions if such contributions had been invested in such hypothetical investments, as of the applicable valuation date. A participant receives distribution of Savings Equalization amounts in lump-sum form, or at a preselected distribution date in the future according to the provisions of the plan and 409A.

In early 2010, the Company established a trust for participants' account balances in the Savings Equalization Plan and the Company funds the participant account balances in the trust. The assets held in this trust may be subject to claims of the Company's creditors in the event the Company files for bankruptcy.

Potential Payments Upon Termination or Change of Control

Terms of Plans

See the Compensation Discussion and Analysis section and the text following the tables for a description of the material terms, conditions and assumptions for any of the Company's benefit plans.

Retirement Benefits

Messrs. Palmer, Engel, Gottesfeld and Goldberg have vested benefits under the Pension Plan and Pension Equalization Plan. Ms. Buese and Mr. Atkinson have not yet vested in the Pension Plan or the Pension Equalization Plan as they have not attained 5 years of service. See the Pension Benefits Table for the present value of benefits under these plans.

For RSU and PSU equity grants in 2018 and 2019, retirement is defined as at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service. If an individual meets this definition of retirement under the 2018 and 2019 equity grants: 1) PSUs shall pro-rata vest based on actual performance (using the most recent fiscal quarter-end performance); 2) RSUs that have not yet met the first anniversary of grant shall pro-rata vest; and 3) RSUs beyond the first anniversary of grant shall continue to vest post-retirement on the original vesting schedule. Mr. Goldberg meets the revised definition of retirement.

Voluntary Termination

The Named Executive Officers would receive no payments or other benefits upon voluntary termination, except for vested benefits under the Pension Plan and Pension Equalization Plan. See the Pension Benefits Table for the present value of benefits under these plans.

Termination Not for Cause

On October 25, 2011, the Board of Directors and the Compensation Committee of the Board adopted an Executive Severance Plan applicable to the Senior Director and above levels of the Company. Under the Executive Severance Plan, any eligible employee who is subject to involuntary termination of employment for any reason other than cause is entitled to severance benefits. Cause is defined as engagement in illegal conduct or gross negligence, or willful misconduct or any dishonest or fraudulent activity, breach of any contract, agreement or representation with the Company, or violation of Newmont's Code of Conduct. Severance benefits consist of: 1) a fixed number of months of base salary; 2) pro-rated actual bonus (this benefit is contained in the bonus plan); 3) medical benefits for the severance period, not to exceed 18 months; and 4) outplacement services for up to 12 months. The range of fixed number of months of base salary for the Named Executive Officers is 24 months of salary for Messrs. Palmer and Goldberg, and 15 months of salary + 1 month of salary for every year of service up to a maximum of 18 months of salary for Ms. Buese, Mr. Atkinson, and Messrs. Engel and Gottesfeld. For equity grants in the case of separation of employment under the Executive Severance Plan, there shall be a pro-rata percent acceleration of restricted stock units that have already been granted. For Performance Leveraged Stock Unit bonus, there shall be a pro-rata payout based upon the most recent calculation of the performance against the metrics. The calculations below in the termination tables utilize the target payout for Performance Leveraged Stock Unit bonuses.

Termination for Cause

No additional benefits are payable in any case of termination for cause. The Company's plans generally define cause as stated above.

Change of Control

Acceleration of any equity grant requires a double-trigger of a change of control and a termination of employment. The cash bonus plan provides for payment of target Corporate Performance Bonus and Personal Bonus upon a change of control between September 1 and December 31, and a target pro-rata bonus payment in the event of a change of control between January 1 and August 31. The final average pay Pension Plan (applicable to Messrs. Engel and Gottesfeld) provides a retirement option at age 48 with 10 years of service and a lesser reduction factor in benefits, compared to circumstances not involving a change of control. Additionally, the Savings Plan provides for immediate vesting of the Company matching contributions which is capped at a total of $16,800 per year.

The Company's Executive Change of Control Plan applies to Senior Director level employees and above, including the Named Executive Officers, in the event of a change of control, which is generally defined as:

1. The acquisition of beneficial ownership of 20% or more of either (a) the then outstanding shares of the Company; or (b) the combined voting power of the then outstanding shares of the Company entitled to vote generally in the Election of Directors (but not an acquisition by a Company entity or Company benefit plan); or

2. The individuals constituting the Company's Board of Directors on January 1, 2008 (for 2008 Executive Change of Control Plan) and January 1, 2012 (for 2012 Executive Change of Control Plan), cease to constitute at least a majority of the Board, with certain exceptions allowing the Board the ability to vote in new members by a majority; or

3. Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another corporation. The acquisition of assets of another corporation does not constitute a change of control if certain requirements are met to evidence that the Company is the acquiring company and will conduct the business of the combined entity going forward.

Termination After Change of Control

Messrs. Engel, Gottesfeld and Goldberg are subject to the 2008 Executive Change of Control Plan and Mr. Palmer, Ms. Buese, and Mr. Atkinson are subject to the 2012 Executive Change of Control Plan. The plans provide for enhanced benefits in the case of termination following change of control of the Company (within three years for the 2008 plan and within two years for the 2012 plan), in most cases based on salary and bonus payments in previous years.

Executives are eligible for benefits under the change of control plans if terminated within the requisite time period of a change of control or if the executive terminates for good reason within the requisite time period of a change of control. The Change of Control Plans generally define good reason as any of the following without the executive's prior consent: (a) material reduction in salary or bonus compensation from the level immediately preceding the change of control; (b) requiring the executive to relocate his or her principal place of business more than 35 miles (50 miles in the 2012 Executive Change of Control Plan) from the previous principal place of business; (c) failure by the employer to comply with the obligations under the Change of Control Plan; or (d) assigning the executive duties inconsistent with the executive's position immediately prior to such assignment or any action resulting in the diminution of the executive's position, authority, duties or responsibilities.

If an executive is eligible for termination benefits under the Executive Change of Control Plan, the executive is entitled to:

▶ pro-rated bonus determined by percentage of the year worked at target level (or the full target bonus if change of control occurs between September 1 and December 31 according to the cash bonus plan);

▶ two times the "annual pay" for most executives and up to three times for individuals specified by the Board. Annual pay is defined as annual salary, annual cash bonus at the highest amount that the executive received in the three years prior to the change of control, and the highest employer matching contribution made to the Savings Plan on behalf of the executive in the three years prior to the change of control;

▶ for a three-year period (or the COBRA period for the 2012 Executive Change of Control Plan), health, dental, vision, prescription and life insurance benefits for the executive and his or her family; and

▶ outplacement services consistent with the Company's practices during the one-year period prior to the change of control.

For participants in the 2008 Executive Change of Control Plan, the executive is entitled to the following additional benefits:

▶ a cash amount equal to the actuarial equivalent of three years of additional benefits under the Pension Plan, Pension Equalization Plan, Savings Equalization Plan and credit for three additional years under these plans for purposes of actuarial calculations.

Messrs. Engel, Gottesfeld and Goldberg participate in the 2008 Executive Change of Control Plan at three times annual pay level as of December 31, 2018. Mr. Palmer, Ms. Buese, and Mr. Atkinson participate in the 2012 Executive Change of Control Plan with Mr. Palmer at three times annual pay level, Ms. Buese at two and one half times annual pay level and Mr. Atkinson at two times annual pay level as of December 31, 2019.

An unvested participant of the pension plan who is separated from employment following a change of control vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

Death

The level of coverage under the basic term life insurance program provides two times final annual base salary for an employee who dies while an active employee, up to a maximum of $1,500,000. Upon the death of one of the Named Executive Officers, payment is made to the beneficiary of record for the group life insurance coverage.

In the event of death during employment an unvested participant of the pension plan who dies while employed vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

Disability

Short-term disability benefits provide for 100% of base pay (salary and bonus) for the initial twelve weeks of disability and 60% of base pay for the remainder of short-term disability for a total period of up to six months. In the event of long-term disability, the Company has an insurance plan that provides a maximum monthly benefit to executives and officers of the Company of $15,000 per month. The maximum benefit period for the long-term disability benefit varies depending upon the age on date of disability. Qualified long-term disability participants also receive continuation of medical coverage for up to 24 months.

2019 Performance Bonuses

All amounts shown for Bonuses include Corporate Performance Bonuses, Personal Bonuses, Performance Stock Unit bonuses, Restricted Stock Unit bonuses and are calculated at target level for 2019 performance.

Accelerated Vesting of Restricted Stock

The amounts shown assume vesting as of December 31, 2019, at a closing price of $43.45. The amounts shown do not include any vested stock awards.

Performance Stock Unit Bonus

The amounts shown for the Performance Stock Unit Bonus in the event of a Change of Control assume target payout and a stock price of $43.45, the December 31, 2019, closing price, because there is no change of control price to determine actual payout, as contemplated by the PSU program.

Restricted Stock Unit Bonus

The amounts shown for the Restricted Stock Unit Bonus in the event of termination following a change of control represent the target bonus granted upon a change of control for the year of the change of control in the form of restricted stock units that are then subject to a vesting period beginning with one-third vesting the following January 1 and the following two-thirds each vesting with the two anniversaries after the initial vesting. The vesting accelerates upon a termination of employment after a change of control. The figures shown represent target payout and a stock price of $43.45, the December 31, 2019, closing price.

Incremental Non-Qualified Pension

The amounts shown as Incremental Non-Qualified Pension are based on three additional years of service credit following termination of employment in the case of change of control for those Named Executive Officers who participate in the 2008 Executive Change of Control Plan. All amounts payable are based upon the same assumptions and plan provisions used in the Summary Compensation Table and Pension Benefits Table, except that the Termination After Change of Control calculation does not include a present value discount.

Health Care Benefits

The value of health care benefits disclosed below is based on the incremental additional cost to the Company for the length of coverage specified in the Long-Term Disability Plan, Executive Severance Plan, or the Executive Change of Control Plans, except that for Change of Control, the amount is determined without any present value discount.

Life Insurance

Life insurance coverage and proceeds are provided under the terms of the Group Life Plan.

280G Tax Gross-Up

The company does not provide 280G gross ups on any benefits.

The following tables describe the estimated potential payments upon termination or change of control of the Company for the Named Executive Officers. The amounts shown assume that the termination or change of control occurred on December 31, 2019. The actual amounts to be paid can only be determined at the time of such executive's separation from the Company.

Potential Payments on Termination

	RETIREMENT ($)	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL ($)	TERMINATION AFTER CHANGE OF CONTROL ($)	DEATH ($)	DISABILITY ($)
Thomas Palmer						
Base Benefit	—	$ 2,350,000	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 1,205,159	$ 1,205,159	—	$ 1,205,159	$ 1,205,159
Restricted Stock Unit Bonus	—	—	—	$ 1,333,307	—	—
Performance Leveraged Stock Unit Bonus	—	$ 4,639,026	$ 4,639,026	$ 2,973,284	$ 4,639,026	$ 4,639,026
Change of Control Payment	—	—	—	$ 8,812,500	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 1,048,883	—	$ 2,643,933	$ 2,643,933	$ 2,643,933
Incremental Non-Qualified Pension	—	—	—	—	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 76,878	—	$ 75,236	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
Total	$ 0	$ 9,327,196	$ 5,844,185	$15,851,760	$ 9,988,118	$ 8,488,118
Nancy Buese						
Base Benefit	—	$ 1,102,500	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 730,934	$ 730,934	—	$ 730,934	$ 730,934
Restricted Stock Unit Bonus	—	—	—	$ 834,153	—	—
Performance Leveraged Stock Unit Bonus	—	$ 3,889,948	$ 3,889,948	$ 2,060,008	$ 3,889,948	$ 3,889,948
Change of Control Payment	—	—	—	$ 3,675,000	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 824,985	—	$ 1,952,817	$ 1,952,817	$ 1,952,817
Incremental Non-Qualified Pension	—	—	—	$ 117,096	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 36,448	—	$ 36,448	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,470,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
Total	$ 0	$ 6,592,065	$ 4,620,882	$ 8,689,022	$ 8,043,699	$ 6,573,699

	RETIREMENT ($)	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL ($)	TERMINATION AFTER CHANGE OF CONTROL ($)	DEATH ($)	DISABILITY ($)
Rob Atkinson						
Base Benefit	—	$ 918,750	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 356,192	$ 356,192	—	$ 356,192	$ 356,192
Restricted Stock Unit Bonus	—	—	—	$ 833,328	—	—
Performance Leveraged Stock Unit Bonus	—	—	—	—	—	—
Change of Control Payment	—	—	—	$ 3,013,500	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 549,599	—	$ 3,761,597	$ 3,761,597	$ 3,761,597
Incremental Non-Qualified Pension	—	—	—	$ 28,956	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 61,745	—	$ 75,100	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,470,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
Total	$ 0	$ 1,893,536	$ 356,192	$ 7,725,981	$ 5,587,789	$ 4,117,789
Randy Engel						
Base Benefit	—	$ 975,000	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 585,000	$ 585,000	—	$ 585,000	$ 585,000
Restricted Stock Unit Bonus	—	—	—	$ 649,969	—	—
Performance Leveraged Stock Unit Bonus	—	$ 3,071,176	$ 3,071,176	$ 1,605,173	$ 3,071,176	$ 3,071,176
Change of Control Payment	—	—	—	$ 4,555,446	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 2,763,507	—	$ 4,257,318	$ 4,257,318	$ 4,257,318
Incremental Non-Qualified Pension	—	—	—	$ 4,303,864	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 26,348	—	$ 56,037	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,300,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
Total	$ 0	$ 7,428,281	$ 3,656,176	$15,441,307	$ 9,213,494	$ 7,913,494

Executive Compensation Tables

	RETIREMENT ($)	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL ($)	TERMINATION AFTER CHANGE OF CONTROL ($)	DEATH ($)	DISABILITY ($)
Stephen Gottesfeld						
Base Benefit	—	$ 825,000	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 467,500	$ 467,500	—	$ 467,500	$ 467,500
Restricted Stock Unit Bonus	—	—	—	$ 494,982	—	—
Performance Leveraged Stock Unit Bonus	—	$ 2,332,048	$ 2,332,048	$ 1,222,379	$ 2,332,048	$ 2,332,048
Change of Control Payment	—	—	—	$ 3,459,879	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 1,890,770	—	$ 2,967,201	$ 2,967,201	$ 2,967,201
Incremental Non-Qualified Pension	—	—	—	$ 2,609,636	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 39,939	—	$ 85,448	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,100,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
Total	$ 0	$ 5,562,507	$ 2,799,548	$10,853,025	$ 6,866,749	$ 5,766,749
Gary Goldberg[1]						
Base Benefit	—	$ 200,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$1,177,397	$ 1,177,397	$ 1,177,397	—	$ 1,177,397	$ 1,177,397
Restricted Stock Unit Bonus	—	—	—	$ 2,383,319	—	—
Performance Leveraged Stock Unit Bonus	$5,605,267	$11,440,863	$11,440,863	$ 5,885,650	$11,440,863	$11,440,863
Change of Control Payment	—	—	—	$ 8,463,579	—	—
Accelerated Vesting of Restricted Stock Units	$ 817,642[2]	$ 2,403,828	—	$ 5,634,596	$ 5,634,596	$ 5,634,596
Incremental Non-Qualified Pension	—	—	—	$ 1,847,048	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 52,833	—	$ 113,276	—	—
Life Insurance Proceeds	—	—	—	—	$ 200,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
Total	$7,600,306	$15,282,171	$12,618,260	$24,340,968	$18,452,856	$18,252,856

[1] Mr. Goldberg did not receive any actual termination related payments in connection with his transition from CEO.

[2] As of 12/31/2019, Mr. Goldberg's 2018 RSU award had 40,730 shares still unvested that will continue to vest pursuant to the original vesting schedule upon Mr. Goldberg's retirement. The value of these shares as of 12/31/2019 is $1,769,719.

Pay Ratio of Chief Executive Officer Compensation to Median Employee Compensation

Newmont has determined that the 2019 annual total compensation of the estimated median compensated employee who was employed as of October 1, 2019, excluding the CEO, was $83,522. During 2019, the CEO as of the date selected pursuant to SEC rules was our new CEO, Tom Palmer. For 2019, the annual total compensation for Mr. Palmer, as reported in the summary compensation table was $7,319,313. Since this value represents only a partial year, for purposes of the pay ratio disclosure, we have adjusted Mr. Palmer's annual total compensation for 2019 to be $9,098,908. Using this annualized rate, Mr. Palmer's total compensation is one hundred and nine times (or a ratio of 109 to 1) that of the estimated median compensated Newmont employee. This pay ratio is a reasonable estimate calculated in accordance with SEC rules based on our payroll and employment records.

Newmont's compensation practices and programs aim to be fair, equitable, globally compliant, and aligned with Newmont's business objectives. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions, and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

The median employee was selected as of October 1, 2019. Newmont's population at the time of determination consisted of approximately 17,000 employees, including all seasonal and temporary employees employed as of that date. To identify the median compensated employee, we used a consistently applied compensation measure ("CACM"); in our case, defined as base salary excluding overtime and other incentives, which provides a reasonable estimate of compensation received. Salaries were annualized for employees (other than seasonal and temporary employees) starting employment in 2019, but not adjusted for part-time status. Local currency was consistently converted as of December 17, 2019 using the 2019 year-to-date exchange rates. No cost of living adjustments were applied. A small group of employees in two geographic locations (less than 0.5% of the total employee population) was excluded for data quality purposes. These employees were in French Guiana (34) and Ethiopia (15). Based on the CACM, a group of employees were identified as the median employee, as they all share a common base salary. To arrive at the median employee for Newmont; actual total compensation of all selected employees was calculated in alignment with the method for calculating NEO total compensation. The resulting median from this population was identified as the 2019 median compensated employee.



Proposal No. 3 — To Approve the 2020 Stock Incentive Compensation Plan

We are asking our stockholders to approve the Newmont Corporation 2020 Stock Incentive Compensation Plan (the "2020 Stock Incentive Plan") and its material terms to allow us to continue to offer competitive equity compensation awards to our existing and new hire employees and other service providers.

We currently provide stock-based compensation to directors, employees and consultants under the Newmont Mining Corporation 2013 Stock Incentive Compensation Plan, which we refer to as the 2013 Incentive Plan. As of December 31, 2019, there were 5,056,988 shares of our common stock remaining available for future grants under the 2013 Incentive Plan. As of that date, there were no shares subject to outstanding option awards, no shares subject to outstanding restricted stock awards, 4,208,464 shares subject to outstanding restricted stock unit awards, and 221,160 shares subject to outstanding non-employee director stock awards under the 2013 Incentive Plan. By its terms, the 2013 Incentive Plan expires on April 24, 2023. If our stockholders approve the 2020 Stock Incentive Compensation Plan, no additional grants or awards will be made under the 2013 Incentive Plan on or after May 1, 2020 which is expected to be the effective date of the 2020 Plan, but the awards outstanding under the 2013 Incentive Plan will remain in effect in accordance with their terms. We are seeking stockholder approval for the 2020 Stock Incentive Plan to issue up to 25,056,988 shares of our common stock (which includes 5,056,988 shares remaining available for future grant under the 2013 Incentive plan and 20,000,000 new shares), less one share of our common stock for every one share of our common stock granted under the 2013 Incentive Plan after December 31, 2019 and prior to the 2020 Annual Meeting.

Our Board of Directors believes that the 2013 Incentive Plan, and our predecessor stock incentive plans, have contributed significantly to our success by enabling us to attract and retain the services of highly qualified directors, employees and consultants. Because our success is largely dependent upon the judgment, interest and special efforts of these individuals, we want to continue to provide stock-based incentive awards to recruit, motivate and retain these individuals. Accordingly, on February 17, 2020, the Board of Directors adopted, subject to stockholder approval, the 2020 Stock Incentive Plan. Our Board and management, therefore, recommend that stockholders approve the 2020 Stock Incentive Plan. If our stockholders do not approve the 2020 Stock Incentive Plan, the 2013 Incentive Plan will remain in effect with its current terms and conditions and with its current number of shares reserved for issuance.

The 2020 Stock Incentive Plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining directors, employees and consultants. To achieve this purpose, the 2020 Stock Incentive Plan allows the flexibility to grant or award incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, and dividend equivalents to eligible individuals. No awards have yet been made under the 2020 Stock Incentive Plan.

The 2020 Stock Incentive Plan will become effective on May 1, 2020, subject to the approval of our stockholders (the "Effective Date").

In determining the number of shares to be reserved for issuance under the 2020 Stock Incentive Plan, the Board of Directors considered the following:

▶ *Remaining Competitive by Attracting and Retaining Talent.* Our future success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. Competition for highly skilled personnel is intense and the Board of Directors believes that the ability to offer equity awards as part of the Company's compensation packages is critical for the Company to succeed.

▶ *Overhang.* Overhang measures the potential dilution to which our existing stockholders are exposed due to outstanding equity awards. As of December 31, 2019, there were 5,056,988 shares of our common stock remaining available for future grants under the 2013 Incentive Plan. As of that date, there were no shares subject to outstanding option awards, no shares subject to outstanding restricted stock awards, 4,208,464 shares subject to outstanding restricted stock unit awards, and 221,160 shares subject to outstanding non-employee director stock awards under the 2013 Incentive Plan.

▶ *Burn Rate.* Burn rate measures our usage of shares for our equity incentive plan as a percentage of our outstanding Common Stock. For 2019, 2018, and 2017, our burn rate was 0.42%, 0.51%, and 0.62%, respectively. We have been advised by independent consultants that our average annual burn rate of 0.52% over this three-year period is considered reasonable by most institutional stockholders for a company of our size in our industry.

▶ *Forecasted Grants.* In determining our projected share utilization, the Board of Directors considered a forecast that included the following factors: (i) the shares needed for retention of key employees; (ii) the alignment of our strategic plan, long term performance and stockholder value creation; (iii) the shares available for issuance under the 2013 Incentive Plan; (iv) the shares that would be available for grant under the 2020 Stock Incentive Plan, if the stockholders approve the 2020 Stock Incentive Plan; and (v) forecasted future grants.

▶ *Recommendations and Guidelines of Proxy Advisory Firms.* The Board considered ISS guidelines with respect to the appropriate share reserve for an equity plan.

Our Named Executive Officers have an interest in this proposal, as they will be eligible to receive equity awards under the 2020 Stock Incentive Plan, if it is approved.

Good Corporate Governance Practices

The 2020 Stock Incentive Plan includes key provisions designed to protect stockholders' interests, promote effective corporate governance and reflect our commitment to best practices in corporate governance, including the following:

▶ **No Discounted Options**. Stock options may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

▶ **No Repricing of Under-Water Options**. The terms of the 2020 Stock Incentive Plan do not allow for the repricing of "under-water" stock options, including the cancellation and reissuance of new options in exchange for stock options whose strike price is above the then-current fair value of the Company's stock.

▶ **No Dividends or Dividend Equivalents on Unearned Awards**. Awards granted under the 2020 Stock Incentive Plan generally prohibit the payment of dividends or dividend equivalents on awards where the vesting provisions or performance-based goals have not been satisfied.

▶ **No Evergreen Provision**. There is no "evergreen" or automatic replenishment provision pursuant to which the shares authorized for issuance under the 2020 Stock Incentive Plan are automatically replenished.

▸ **Minimum Vesting Requirements**. The 2020 Stock Incentive Plan generally requires a minimum one-year vesting schedule for all awards, with an exception for any (i) substitute awards, (ii) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting which is at least fifty (50) weeks after the immediately preceding year's annual meeting, (iii) shares delivered in lieu of fully vested cash awards; and (iv) any other awards with respect to an aggregate number of common shares subject to such awards that do not exceed five percent (5%) of the available share reserve authorized for issuance under the 2020 Stock Incentive Plan; and, provided, further, that the foregoing restriction does not apply to the Leadership Development and Compensation Committee's discretion to provide for accelerated exercisability or vesting of any award.

▸ **Administered by an Independent Committee**. The 2020 Stock Incentive Plan will be administered by the Leadership Development and Compensation Committee, which is made up entirely of independent directors.

These features of the 2020 Stock Incentive Plan supplement other good governance practices we implemented with respect to our compensation program as described in the "Compensation Discussion and Analysis."

Summary of Material Terms of the 2020 Stock Incentive Plan

The material terms of the 2020 Stock Incentive Plan are summarized below. We encourage you to read the entire proposed 2020 Stock Incentive Plan, which is attached as Appendix A to this Proxy Statement, for a full statement of its legal terms and conditions. If there is any conflict or inconsistency between this summary and the provisions of the 2020 Stock Incentive Plan, the provisions of the 2020 Stock Incentive Plan will govern.

Administration

The Leadership Development and Compensation Committee will have discretionary authority to operate, manage and administer the 2020 Stock Incentive Plan in accordance with its terms. The Leadership Development and Compensation Committee will determine the non-employee directors, employees, and consultants who will be granted awards under the 2020 Stock Incentive Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The Leadership Development and Compensation Committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2020 Stock Incentive Plan. The Leadership Development and Compensation Committee will interpret the 2020 Stock Incentive Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2020 Stock Incentive Plan and/or any award agreements. The Leadership Development and Compensation Committee's decisions and actions concerning the 2020 Stock Incentive Plan will be final and conclusive. Within the limitations of the 2020 Stock Incentive Plan and applicable law, the Leadership Development and Compensation Committee may delegate its responsibilities under the 2020 Stock Incentive Plan to persons selected by it, and the Board of Directors will be permitted to exercise all of the Leadership Development and Compensation Committee's powers under the 2020 Stock Incentive Plan.

The Leadership Development and Compensation Committee is comprised of at least three members of the Board of Directors, each of whom is selected by the Board of Directors and will satisfy independence criteria established by the Board of Directors and additional regulatory requirements, including the listing standards of the New York Stock Exchange. Currently, the members of the Leadership Development and Compensation Committee are Mmes. Hagen and Briscoe and Messrs. Boyce and Quintana, each of whom is a non-employee director of the Company.

Shares Subject to the 2020 Stock Incentive Plan

The total number of shares of our common stock that may be granted pursuant to awards under the 2020 Stock Incentive Plan is 25,056,988 shares (which includes 5,056,988 shares remaining available for future grants under the 2013 Incentive Plan and 20,000,000 new shares), less one share for every share granted under the Newmont Mining Corporation 2013 Stock Incentive Compensation Plan (the "2013 Incentive Plan") after December 31, 2019 and prior to the date of the 2020 Annual Meeting. From and after the Effective Date, no further grants or awards shall be made under the 2013 Incentive Plan; however, grants or awards made under the 2013 Incentive Plan before the Effective Date shall continue in effect in accordance with their terms. The Company maintains a low burn rate of 1.66%, calculated according to ISS methodology. The number of shares available for delivery under the 2020 Stock Incentive Plan are subject to adjustment for certain changes in our capital structure, as described below under "Adjustment Provisions." The shares of common stock that may be issued under the 2020 Stock Incentive Plan will be authorized and unissued shares, shares held in treasury by the Company, shares purchased on the open market or by private purchase or any combination of the foregoing. The number of shares available for issuance under the 2020 Stock Incentive Plan will be reduced (1) by one share for each share issued pursuant to the exercise of an option or stock appreciation right, and (2) by one share for each share issued pursuant to a restricted stock award, restricted stock unit award, other stock-based award, or dividend equivalent award. Shares underlying awards that are forfeited, cancelled, terminated or expire unexercised would be available for future awards under the 2020 Stock Incentive Plan, including up to 4,429,624 shares subject to any outstanding award under the 2013 Incentive Plan that is so forfeited, cancelled, terminated or expired after the Effective Date. Any shares withheld or tendered to pay the option price of an option or other purchase price of an award or withholding tax obligation with respect to a stock option, stock appreciation right, or other-stock based award, the payment amount of which is based on the appreciation of the underlying shares of common stock between the grant date and the exercise date and not based on the full value of the shares of common stock on the exercise date shall not be available for grant pursuant to future Awards. Shares of common stock withheld to satisfy withholding tax obligations with respect to restricted stock units, restricted stock or other stock-based awards that constitute full-value awards shall not reduce the number of shares of common stock available for grant pursuant to future awards and will be added back to the shares available for future grants. Upon the exercise of a stock appreciation right in shares, the share reserve will be reduced by the gross number of shares as to which the stock appreciation right is exercised. Shares purchased on the open market with the cash proceeds from the exercise of options will not be added to the shares available for grant pursuant to future awards. If we acquire or combine with another company, any awards that may be granted under the 2020 Stock Incentive Plan in substitution or exchange for outstanding stock options or other awards of that other company will not reduce the shares available for issuance under the 2020 Stock Incentive Plan, but the shares available for any incentive stock options granted under the 2020 Stock Incentive Plan will be limited to 500,000 shares of common stock, adjusted as otherwise stated above.

Participation

The Leadership Development and Compensation Committee may grant awards under the 2020 Stock Incentive Plan to (a) our employees and consultants and of our affiliates, (b) those individuals who have accepted an offer of employment or consultancy from us or our affiliates, and (c) our non-employee directors. However, only employees of the Company or its subsidiaries will be eligible to receive "incentive stock options" under the 2020 Stock Incentive Plan.

The maximum aggregate grant date fair market value of all awards made to our non-employee Directors under the 2020 Stock Incentive Plan in any fiscal year, taken together with any cash payments (including the annual retainer and any other compensation) paid or payable to each such non-employee director may not exceed $1,250,000 in total value for the Non-Employee Board Chair and $750,000 for other non-employee Directors. The independent Directors may make exceptions to this limit for a non-executive chair of the Board of Directors, provided, however, the director receiving such additional compensation may not participate in the decision to award such compensation.

As disclosed in the Company's annual report for the year ended December 31, 2019, previously filed with the SEC on February 20, 2020, as of December 31, 2019, there were 16,600 full-time employees (including nine executive officers). During 2019, approximately 14 non-employee directors and approximately 400 employees participated in the 2013 Incentive Plan. The Company estimates that, as of May 1, 2020, there will be approximately 10 non-employee directors and approximately 400 employees who would be eligible to receive awards under the 2020 Stock Incentive Plan. The Company did not issue any equity awards to consultants in any year under the 2013 Incentive Plan and the Company does not expect to issue equity awards to consultants under the 2020 Stock Incentive Plan.

The basis for participation in the 2020 Stock Incentive Plan is that the participant is eligible to participate under the terms of the 2020 Stock Incentive Plan, and that the Leadership Development and Compensation Committee has determined, in its sole discretion, that such participation will further the 2020 Stock Incentive Plan's purposes. In exercising its discretion, the Leadership Development and Compensation Committee will consider the recommendations of management and the purposes of the 2020 Stock Incentive Plan (which include providing incentive for future endeavors, advancing the interests of the Company and its stockholders by encouraging ownership of the common stock, and enabling the Company to compete effectively with other enterprises for the services of qualified individuals as may be needed for the continued improvement of the Company's business). For additional information, see "Administration" above.

Stock Options

A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2020 Stock Incentive Plan. Stock options granted under the 2020 Stock Incentive Plan will be either "incentive stock options," which may be eligible for special tax treatment under the Internal Revenue Code, or options other than incentive stock options, referred to as "nonqualified stock options," as determined by the Leadership Development and Compensation Committee and stated in the option agreement. The shares available for any incentive stock options granted under the 2020 Stock Incentive Plan will be limited to 500,000 shares of common stock. The exercise price of each option is set by the Leadership Development and Compensation Committee but cannot be less than 100% of the fair market value of the common stock at the time of grant (or, in the case of an incentive stock option granted to a 10% or more stockholder of the Company, 110% of that fair market value). Options granted under the 2020 Stock Incentive Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with the Company will have an exercise price that is intended to preserve the economic value of the award that is replaced. The fair market value of our common stock generally means the closing price of a share of common stock on the New York Stock Exchange on the applicable measurement date, which, in respect of options, is the grant date. The exercise price of any stock options granted under the 2020 Stock Incentive Plan may be paid by check, or, with the Leadership Development and Compensation Committee's approval, shares of our common stock already owned by the option holder, a cashless broker-assisted exercise that complies with law, withholding of shares otherwise deliverable to the option holder upon exercise of the option, or any other legal method approved or accepted by the Leadership Development and Compensation Committee in its discretion.

Options will become exercisable and expire at the times and on the terms established by the Leadership Development and Compensation Committee. In its discretion, the Leadership Development and Compensation Committee may allow a participant to exercise an option that is not otherwise exercisable and receive unvested shares of restricted stock having a period of restriction analogous to the exercisability provisions of the option. In no event may an option be exercised later than the tenth anniversary of the grant date. The Leadership Development and Compensation Committee determines and sets forth in the option award agreement the duration of each nonqualified option. However, if the exercise of an option (other than an incentive stock option) on its scheduled expiration date (other than due to termination of service for cause) would violate applicable law, the option will be automatically extended up to thirty days after the exercise of such option would no longer violate such law. Options generally terminate when the holder's employment or service with us terminates. However, the Leadership Development and Compensation Committee may determine in its discretion that an option may be exercised following the holder's termination, whether or not the option is exercisable at the time of such termination.

Stock Appreciation Rights

Stock appreciation rights, or SARs, may be granted under the 2020 Stock Incentive Plan alone or contemporaneously with stock options granted under the plan. SARs are awards that, upon their exercise, give the holder a right to receive from us an amount equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the fair market value of a share of our common stock on the exercise date over the grant price of the SAR, after any tax withholding. The grant price of a SAR cannot be less than 100% of the fair market value of our common stock on the grant date of such SAR. Payment of the amount due upon the exercise of a SAR will be made in cash, shares of common stock of equivalent fair market value as of the exercise date or a combination of cash and common stock as determined by the Leadership Development and Compensation Committee. SARs will become exercisable and expire at the times and on the terms established by the Leadership Development and Compensation Committee, subject to the same maximum time limits as are applicable to options granted under the 2020 Stock Incentive Plan. However, a SAR granted with an option will be exercisable and terminate when the related option is exercisable and terminates, and such related option will no longer be exercisable to the extent that the holder exercises the related SAR. Likewise, such a SAR will not be exercisable to the extent that the related option is exercised.

Restricted Stock and Restricted Stock Units

Restricted stock awards are shares of our common stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the Leadership Development and Compensation Committee. Restricted stock awards may be made with or without the requirement that the participant make a cash payment in exchange for, or as a condition precedent to, the completion of the award and the issuance of shares of restricted stock. Until the applicable restrictions lapse (referred to as the period of restriction), shares of restricted stock are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units are denominated in units of shares of our common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests upon expiration of the period of restriction, the participant is entitled to receive a number of shares of common stock equal to the number of vested units, a cash payment equal to the value of that number of shares on the vesting date, or a combination of shares and cash as determined by the Leadership Development and Compensation Committee. The Leadership Development and Compensation Committee may defer the delivery of shares or payment of cash beyond expiration of the period of restriction. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by the Leadership Development and Compensation Committee. A recipient of restricted stock will have the rights of a stockholder during the period of restriction, including the right to receive any dividends, which will be subject to the same restrictions as the restricted stock, unless the Leadership Development and Compensation Committee provides otherwise in the grant. A recipient of restricted stock units will have the rights of a stockholder only as to shares that are actually issued to the participant upon expiration of the period of restriction, and not as to shares subject to the restricted stock units that are not actually issued to the participant. Dividend equivalents will not be payable unless and until the issuance of shares under the restricted stock unit award, and will be subject to forfeiture to the same extent as the underlying award. The number of shares of restricted stock and/or restricted stock units granted to a participant will be determined by the Leadership Development and Compensation Committee. Upon termination of service, or failure to satisfy other vesting conditions, a participant's unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant's award agreement, or the Leadership Development and Compensation Committee, provides otherwise.

Other Stock-Based Awards

The Leadership Development and Compensation Committee may grant to participants other stock-based awards under the 2020 Stock Incentive Plan, which are valued in whole or in part by reference to, or otherwise based on, shares of our common stock. The form of any other stock-based awards will be determined by the Leadership Development and Compensation Committee, and may include a grant or sale of unrestricted shares of our common stock. The number of shares of our common stock related to an other stock-based award will be determined by the Leadership Development and Compensation Committee. Other stock-based awards will be paid in cash, shares of our common stock, or a combination of cash and shares, as determined by the Leadership Development and Compensation Committee. The terms and conditions, including vesting conditions, of an other stock-based award will be established by the Leadership Development and Compensation Committee when the award is made. The Leadership Development and Compensation Committee will determine the effect of a termination of employment or service on a participant's other stock-based awards.

Dividend Equivalents

The Leadership Development and Compensation Committee may provide for the payment of dividend equivalents with respect to shares of our common stock subject to an award, such as restricted stock units. However, no dividend equivalent shall be paid prior to the issuance of stock. Dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date and the date the award becomes payable or terminates or expires, as determined by the Leadership Development and Compensation Committee; however, dividend equivalents will not be payable unless and until the issuance of shares underlying the award and will be subject to forfeiture to the same extent as the underlying award. Dividend equivalents may be paid on a current or deferred basis, in cash, additional shares of our common stock, or converted to full-value awards, calculated and subject to such limitations and restrictions as the Leadership Development and Compensation Committee may determine.

Deferrals of Awards

The Leadership Development and Compensation Committee may, to the extent permitted by law and in accordance with Section 409A of the Internal Revenue Code, require or allow participants to defer receipt of all or part of any cash or shares subject to their awards on the terms of any deferred compensation plan of the Company or other terms set by the Leadership Development and Compensation Committee.

Transferability of Awards

Options, SARs, unvested restricted stock and other awards under the 2020 Stock Incentive Plan may not be sold or otherwise transferred except in the event of a participant's death to his or her designated beneficiary or by will or the laws of descent and distribution, unless otherwise determined by the Leadership Development and Compensation Committee. All awards and all rights granted to a participant with respect to such awards may be exercisable during the participant's lifetime only by the participant. The Leadership Development and

Compensation Committee may permit awards other than incentive stock options and any related SARs to be transferred for no consideration. Options and other awards under the 2020 Stock Incentive Plan may not be transferred to third parties for value or other consideration unless approved by the stockholders.

The terms of any transferred award will apply to the transferee and any reference in the 2020 Stock Incentive Plan, or in any applicable award agreement, to a participant will be deemed to refer to the transferee, except that (i) the transferee will not be entitled to transfer any award, other than by will or the laws of descent and distribution, (ii) neither the Leadership Development and Compensation Committee nor the Company will be required to provide any notice to a transferee, whether or not such notice is or would otherwise have been required to be given to the participant under the 2020 Stock Incentive Plan or otherwise, and (iii) the consequences of a participant's employment termination and other conditions under the terms of the 2020 Stock Incentive Plan and the applicable award agreement will continue to be applied with respect to the participant.

Change of Control

Unless otherwise set forth in an award agreement, a "change of control" (as defined in the 2020 Stock Incentive Plan) of the Company will have no effect on outstanding awards under the plan that the Board of Directors or the Leadership Development and Compensation Committee determines will be assumed or replaced with new rights by a new employer (referred to as an alternative award), so long as the alternative award:

▶ is based on securities that are, or within 60 days after the change of control will be, traded on an established United States securities market;

▶ provides the holder with rights and entitlements (such as vesting and timing or methods of payment) that are at least substantially equivalent to the rights, terms and conditions of the outstanding award;

▶ has an economic value that is substantially equivalent to that of the outstanding award;

▶ provides that if the holder's service with the new employer terminates due to termination by the new employer for any reason other than cause, death or disability, or by the holder with good reason, in either case, prior to the second anniversary of the change of control, (1) any conditions on the holder's rights under, or any restrictions on transfer or exercisability applicable to, the alternative award will be waived or will lapse in full, and the alternative award will become fully vested and exercisable, and (2) the alternative award may be exercised until the later of (a) the last date on which the outstanding award would otherwise have been exercisable, and (b) the earlier of (i) the second anniversary of the change of control and (ii) expiration of the term of the outstanding award; *provided*, *however*, if the exercise or vesting of any award would otherwise be subject to the achievement of performance conditions, the performance goals applicable to any outstanding awards will be deemed to have been attained at target (unless actual performance exceeds the target, in which case actual performance shall be used for purposes of determining the vested amount) for the entire applicable performance period then outstanding; and

▶ will not subject the holder to additional taxes or interest under section 409A of the Internal Revenue Code.

If the Board of Directors or the Leadership Development and Compensation Committee does not make this determination with respect to any outstanding awards, then the administrator may determine that:

1. the awards will fully vest and become non-forfeitable and exercisable immediately prior to the change of control;

2. the target performance goals applicable to any outstanding awards will be deemed to be fully attained, unless actual performance exceeds the target, in which case actual performance will be used, for the entire performance period then outstanding;

3. the Board of Directors or the Leadership Development and Compensation Committee may otherwise adjust, substitute, convert, cash out, cancel and pay to the holders thereof (in cash or stock, or any combination thereof) the value of such awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such change of control, and settle and/or terminate outstanding awards as it deems appropriate and consistent with the plan's purposes; and

4. in the case of any award with an exercise price that equals or exceeds the price paid for a share of common stock in connection with the change of control, the Leadership Development and Compensation Committee may cancel the award without any consideration.

Any amounts described in this paragraph will be paid in cash, publicly traded securities of the new employer or a combination of cash and securities as soon as reasonably practicable, but in no event later than 10 business days, following the change of control, as applicable and subject to the terms of the 2020 Stock Incentive Plan.

Adjustment Provisions

In the event of a corporate transaction or other event, such as a dividend (excluding any ordinary dividend) or other distribution, stock split or recapitalization, merger, consolidation or reorganization, or any unusual or nonrecurring event affecting the Company or its affiliates, or any changes in applicable rules, rulings, regulations or other governmental, legal, securities exchange or financial accounting requirements, such that the Leadership Development and Compensation Committee determines in its discretion that an adjustment is necessary or appropriate, then the Leadership Development and Compensation Committee will make any such adjustments in such manner as it deems equitable, including any or all of the following:

▶ adjusting any or all of (A) the number and kind of shares of common stock, other securities or other property that may be delivered in respect of awards under the 2020 Stock Incentive Plan or with respect to which awards may be granted and (B) the terms of any outstanding award, including (1) the number of shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards under the plan or to which outstanding awards relate, (2) the option price or grant price with respect to any award or (3) any applicable performance goals;

▶ providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions (including any period of restriction) on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event; and

▶ cancelling any one or more outstanding awards and causing to be paid to the holders thereof, in cash, shares of common stock, other securities or other property, or any combination thereof, the value of such awards, if any, as determined by the Leadership Development and Compensation Committee (which, if applicable, will be based upon the price per share received or to be received by other Company stockholders in such event), including, in the case of an outstanding option or stock appreciation right, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Leadership Development and Compensation Committee) of the shares subject to that option or stock appreciation right over the aggregate option price or grant price of the option or stock appreciation right (and cancellation for no consideration of any option or stock appreciation right having a per share option price or grant price equal to, or in excess of, the fair market value of a share of common stock).

In the case of any "equity restructuring" (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (or any successor pronouncement)), the Leadership Development and Compensation Committee will make an equitable or proportionate adjustment to awards outstanding under the 2020 Stock Incentive Plan to reflect the equity restructuring.

Minimum Vesting

Notwithstanding any other provision of the 2020 Stock Incentive Plan to the contrary, awards may not vest over a period of less than one year from the date on which the award is granted; provided, that the following awards will not be subject to the foregoing minimum vesting requirement: any (i) substitute awards, (ii) awards to non-employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting which is at least fifty (50) weeks after the immediately preceding year's annual meeting, (iii) shares delivered in lieu of fully vested cash awards, and (iv) any other awards with respect to an aggregate number of common shares subject to such awards that do not exceed five percent (5%) of the available share reserve authorized for issuance under the 2020 Stock Incentive Plan; and, provided, further, that the foregoing restriction does not apply to the Leadership Development and Compensation Committee's discretion to provide for accelerated exercisability or vesting of any award.

Amendment and Termination

The Board of Directors may amend, alter, suspend or terminate the 2020 Stock Incentive Plan. However, no amendment, alteration, suspension or termination of the 2020 Stock Incentive Plan may materially impair the previously accrued rights of a participant under any previously granted award without the participant's consent, except with respect to any amendment to comply with applicable law, tax rules, stock exchange rules or accounting rules. Additionally, no plan amendment may be made without the approval of the Company's stockholders to the extent such approval is required by any applicable law, tax rules, stock exchange rules or accounting rules. Further, the provisions of the 2020 Stock Incentive Plan described above under "Change of Control" may not be amended, terminated or modified on or after the date of a change of control to materially impair any participant's outstanding award without that participant's prior written consent.

The Leadership Development and Compensation Committee may unilaterally amend or alter the terms of any outstanding award, but no amendment may be inconsistent with the terms of the 2020 Stock Incentive Plan. Additionally, no amendment or alteration of an award may materially impair the previously accrued rights of the participant to whom the award was granted without the participant's consent, except any amendment to comply with applicable law, tax rules, stock exchange rules or accounting rules.

Except in connection with an adjustment described above under "Adjustment Provisions", the 2020 Stock Incentive Plan prohibits the Company from, without the prior approval of the Company's stockholders, (1) amending the terms of any outstanding stock option or SAR to reduce the option price or grant price, (2) cancelling an outstanding stock option or SAR when the option price or grant price exceeds the fair market value of one share in exchange for cash or another award (other than in connection with a Change in Control), or (3) taking any other action as to an option or SAR that is considered a "repricing" for purposes of the stockholder approval rules of the New York Stock Exchange, or any other applicable securities exchange.

Duration of 2020 Stock Incentive Plan

If the 2020 Stock Incentive Plan is approved by our stockholders, the 2020 Stock Incentive Plan will become effective as of May 1, 2020 and will continue in effect, unless the 2020 Stock Incentive Plan is terminated earlier by the Board of Directors. However, in no event may an award be granted on or after ten (10) years from the Effective Date.

Reimbursement of Awards

To the extent permitted by governing law and in accordance with our clawback policy, the Leadership Development and Compensation Committee may require reimbursement of any portion of any award previously paid or made to a participant if (1) the amount of such award was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, and the amount of such award that would have been paid or made to the participant had the financial results been reported as in the restatement would have been lower than the award actually paid or made; or (2) the participant's employment is terminated for cause.

Non-United States Participants

The Leadership Development and Compensation Committee may grant awards to, and establish modifications, amendments, procedures and sub-plans for, eligible individuals who are non-United States nationals, reside outside the United States, are compensated from a payroll maintained outside the United States, or are subject to non-United States legal or regulatory provisions, on terms and conditions different from those otherwise specified in the 2020 Stock Incentive Plan to foster and promote achievement of the plan's purposes and comply with those non-United States legal or regulatory provisions.

Tax Withholding Obligations

The 2020 Stock Incentive Plan authorizes us and our affiliates to withhold all applicable taxes from any award or payment under the 2020 Stock Incentive Plan and to take other actions necessary or appropriate to satisfy those tax obligations. Subject to applicable law, a participant may (unless disallowed by the Leadership Development and Compensation Committee) elect to satisfy these tax obligations by: (1) electing to have the Company withhold shares otherwise deliverable under the award or (2) tendering shares of our common stock that the participant already owns and either purchased in the open market, in each case based on the fair market value of those shares on a date determined by the Leadership Development and Compensation Committee, provided however, any shares that may be withheld above the applicable minimum statutory rate shall not be added back to the share pool and shall not again be available for awards under the 2020 Stock Incentive Plan.

Certain Federal Income Tax Consequences

The following is a brief summary of certain significant United States Federal income tax consequences under the Internal Revenue Code, as in effect on the date of this summary, applicable to the Company and plan participants in connection with awards under the 2020 Stock Incentive Plan. This summary assumes that all awards will be exempt from, or comply with, the rules under Section 409A of the Internal Revenue Code regarding nonqualified deferred compensation. If an award constitutes nonqualified deferred compensation and fails to comply with Section 409A, the award will be subject to immediate taxation and tax penalties in the year the award vests. This summary is not intended to be exhaustive, and, among other things, does not describe state, local or non-United States tax consequences, or the effect of gift, estate or inheritance taxes. References to "the Company" in this summary of tax consequences mean Newmont Corporation, or any affiliate of Newmont Corporation that employs or receives the services of a recipient of an award under the 2020 Stock Incentive Plan, as the case may be.

The grant of options under the 2020 Stock Incentive Plan will not result in taxable income to the recipient of the options or an income tax deduction for the Company. However, the transfer of our common stock to an option holder upon exercise of his or her option may or may not give rise to taxable income to the option holder and a tax deduction for the Company depending upon whether such option is a nonqualified stock option or an incentive stock option.

The exercise of a nonqualified stock option by an option holder generally results in immediate recognition of taxable ordinary income by the option holder and a corresponding tax deduction for the Company in the amount by which the fair market value of the shares of our common stock purchased, on the date of such exercise, exceeds the aggregate exercise price paid. Any appreciation or depreciation in the fair market value of those shares after the exercise date will generally result in a capital gain or loss to the holder at the time he or she disposes of those shares.

The exercise of an incentive stock option by the option holder is exempt from income tax, although not from the alternative minimum tax, and does not result in a tax deduction for the Company if the holder has been an employee of the Company at all times beginning with the option grant date and ending three months before the date the holder exercises the option (or twelve months in the case of termination of employment due to disability). If the option holder has not been so employed during that time, the holder will be taxed as described above for nonqualified stock options. If the option holder disposes of the shares purchased more than two years after the option was granted and more than one year after the option was exercised, then the option holder will recognize any gain or loss upon disposition of those shares as capital gain or loss. However, if the option holder disposes of the shares prior to satisfying these holding periods (known as a "disqualifying disposition"), the option holder will be obligated to report as taxable ordinary income for the year in which that disposition occurs the excess, with certain adjustments, of the fair market value of the shares disposed of, on the date the incentive stock option was exercised, over the exercise price paid for those shares. The Company would be entitled to a tax deduction equal to that amount of ordinary income reported by the option holder. Any additional gain realized by the option holder on the disqualifying disposition would be capital gain. If the total amount realized in a disqualifying disposition is less than the exercise price of the incentive stock option, the difference would be a capital loss for the holder.

The grant of SARs does not result in taxable income to the recipient of a SAR or a tax deduction for the Company. Upon exercise of a SAR, the amount of any cash the participant receives (before applicable tax withholdings) and the fair market value as of the exercise date of any common stock received are taxable to the participant as ordinary income and deductible by the Company.

A participant will not recognize any taxable income upon the award of shares of restricted stock which are not transferable and are subject to a substantial risk of forfeiture. Generally, the participant will recognize taxable ordinary income at the first time those shares become transferable or are no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of those shares when the restrictions lapse. However, a participant may elect to recognize taxable ordinary income upon the award date of restricted stock based on the fair market value of the shares of common stock subject to the award on the award date. Assuming compliance with the applicable tax withholding and reporting requirements, the Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by a participant in connection with his or her restricted stock award in the Company's taxable year in which that participant recognizes that ordinary income.

The grant of restricted stock units does not result in taxable income to the recipient of a restricted stock unit or a tax deduction for the Company. The amount of cash paid (before applicable tax withholdings) or the then-current fair market value of the common stock received upon settlement of the restricted stock units is taxable to the recipient as ordinary income and deductible by the Company.

The grant of an other stock-based award or dividend equivalent right generally should not result in the recognition of taxable income by the recipient or a tax deduction by the Company. The payment or settlement of an other stock-based award or dividend equivalent right should generally result in immediate recognition of taxable ordinary income by the recipient equal to the amount of any cash paid (before applicable tax withholding) or the then-current fair market value of the shares of common stock received, and a corresponding tax deduction by the Company. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the participant and the Company will be similar to the tax consequences of restricted stock awards, described above. If any other stock-based award consists of unrestricted shares of common stock, the recipient of those shares will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and the Company will be entitled to a corresponding tax deduction.

Under section 162(m) of the Internal Revenue Code, the Company may be limited as to federal income tax deductions to the extent that total annual compensation in excess of $1 million is paid to any "covered employees" (within the meaning of Section 162(m) of the Internal Revenue Code).

Under certain circumstances, accelerated vesting, exercise or payment of awards under the 2020 Stock Incentive Plan in connection with a "change of control" of us might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of section 280G of the Internal Revenue Code. To the extent it is so considered, the participant holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and the Company would be denied a tax deduction for the excess parachute payment.

New Plan Benefits

As of May 1, 2020, there are approximately 10 non-employee directors and approximately 400 employees who would be eligible to receive awards under the 2020 Stock Incentive Plan. No awards will be granted under the 2020 Stock Incentive Plan unless the plan is approved by our stockholders. Because it will be within the Leadership Development and Compensation Committee's discretion to determine which non-employee directors, employees and consultants will receive awards under the 2020 Stock Incentive Plan and the types and amounts of those awards, it is not possible at present to specify the persons to whom awards will be granted or the amounts and types of individual grants if the 2020 Stock Incentive Plan is approved by the stockholders. However, it is anticipated that, among others, all of the Company's Named Executive Officers will receive restricted stock units and performance-based restricted stock units. While the benefits or amounts that would have been received by, or allocated to, those persons for the last completed fiscal year if the 2020 Stock Incentive Plan had been in effect cannot be determined, see the "Grants of Plan-Based Awards" table on page 80 for a description of the equity awards made to our Named Executive Officers during the year ended December 31, 2019 under our existing incentive plan.

Equity Compensation Plan Information

The following table sets forth at December 31, 2019 information regarding Newmont's Common Stock that may be issued under Newmont's equity compensation plans:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(A)	(B)[1]	(C)
Equity compensation plans approved by security holders[2]	5,853,723[3]	57.64	5,056,988[4]
Equity compensation plans not approved by security holders	—	N/A	—

[1] The weighted average exercise price relates to shares issuable pursuant to options granted and outstanding under the 2005 Incentive Plan, and does not take into account the shares issuable upon vesting of restricted stock units, performance leveraged stock units or strategic stock units.

[2] Newmont's 2013 Stock Incentive Plan was approved by the stockholders on April 24, 2013. A maximum of 14,500,000 shares of Newmont's Common Stock, plus up to 7,842,793 shares available for grant under the 2005 Incentive Plan as of December 31, 2013, were authorized to be issued under the 2013 Stock Incentive Plan at that time. As of December 31, 2019 there were 5,056,988 shares registered and available to grant under the 2013 Stock Incentive Plan. There are no equity compensation plans not approved by stockholders.

[3] This balance includes outstanding Goldcorp RSUs exchanged for Newmont awards ("Substitute Awards") upon acquisition. These Substitute Awards do not count against Newmont's plan balance pursuant to paragraphs 2(ddd) and 4(b)(v) of Newmont's 2013 Stock Incentive Plan. This balance does not include options (the "Goldcorp Options") issuable in respect of assumed options under the Goldcorp Inc. ("Goldcorp") amended and restated 2005 Stock Option Plan (the "Goldcorp Plan"), assumed by the Company pursuant to the arrangement agreement, dated as of January 14, 2019, which was subsequently amended on February 19, 2019 (the "Arrangement Agreement"), by and between the Company and Goldcorp as a result of the consummation of the transactions contemplated by the Arrangement Agreement on April 18, 2019.

[4] Securities remaining available for future issuance under the 2013 Stock Incentive Plan. No additional grants or awards will be made under any of the Company's other plans. This balance does not include Goldcorp Options; this balance also does not include the Substitute Awards, as they are excluded from Newmont's plan balance pursuant to paragraphs 2(ddd) and 4(b)(v) of Newmont's 2013 Stock Incentive Compensation Plan.

The discussion of the proposed plan above is qualified in its entirety by reference to the full text of the Newmont Corporation 2020 Stock Incentive Compensation Plan, which is attached hereto as Appendix A.

 **FOR**

The board of directors unanimously recommends that stockholders vote **FOR** the approval of the Newmont Corporation 2020 Stock Incentive Compensation Plan.

Proposal No. 4 — Ratify Appointment of Auditors

The Audit Committee of the Board of Directors (the "Audit Committee") of Newmont Corporation and its subsidiaries ("Newmont" or the "Company") evaluates the selection of independent auditors each year and has selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020. In September 2014, the Company formally engaged EY as its independent registered public accounting firm for the fiscal year ended December 31, 2015. EY has continued to serve as the Company's independent registered public accounting firm since that time.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm retained to audit the Company's consolidated financial statements. In accordance with its commitment to sound corporate governance practices, the Audit Committee reviews whether it is in the Company's best interests to rotate the Company's independent registered public accounting firm ("independent auditor"). In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent auditor, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and its Chair are also directly involved with the selection, review and evaluation of the lead engagement partner and the negotiation of audit fees. The Audit Committee reviews the performance of the independent auditor annually. In conducting its review, the Audit Committee considered, among other things:

- the professional qualifications and effectiveness of EY, the lead audit partner and other key engagement partners;
- EY's historical and recent performance on the Company's audit, including the extent and quality of EY's communications with the Audit Committee;
- an analysis of EY's known legal risks and significant proceedings that may impair its ability to perform the Company's annual audit;
- data relating to audit quality and performance, including the most recent Public Company Accounting Oversight Board ("PCAOB") reports on EY and its peer firms;
- the appropriateness of EY's fees on an absolute basis and as compared with fees paid by certain peer firms;
- EY's independence policies and its processes for maintaining its independence;
- EY's tenure as the Company's independent auditor and its depth of understanding of the Company's global business, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Company, and internal control over financial reporting;
- EY's demonstrated professional integrity and objectivity, including through rotation of the lead audit partner and other key engagement partners;
- EY's capability, expertise and efficiency in handling the breadth and complexity of the Company's global operations, including of the lead audit partner and other key engagement partners; and
- the advisability and potential impact of selecting a different independent public accounting firm.

As a result of its evaluation of EY's qualifications, performance and independence, the Board and the Audit Committee believe that the continued retention of EY to serve as the Company's independent auditor for the year ending December 31, 2020, is in the best interests of the Company and its stockholders. As a matter of good corporate governance, the Board and the Audit Committee submit the selection of the independent auditor to our stockholders for ratification in connection with the 2020 Annual Meeting. If the selection of EY is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its selection of an independent auditor in light of that vote result. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of EY will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

 **FOR**

The Board of Directors unanimously recommends that you vote **FOR** the ratification of EY as Newmont's independent registered public accounting firm for the fiscal year ended December 31, 2020.

Independent Auditors Fees

The following table discloses the fees for professional services provided by Ernst & Young (EY) in each of the last two fiscal years. The increase in independent auditor fees in 2019 was primarily the result of services provided by EY in connection the Goldcorp acquisition and the Nevada Gold Mines transaction, as well as other offerings and transactions completed by the Company in 2019.

	2019	2018
Audit Fees[1]	$10,298,500	$ 5,738,000
Audit-Related Fees[2]	$ 323,539	$ 473,000
Tax Fees[3]	$ 2,186,900	$ 343,200
All Other Fees[4]	$ 12,000	$ 4,000
Total[5]	$12,820,939	$ 6,558,200

[1] Audit Fees were primarily for professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of documents filed with the SEC, consents, comfort letters and financial accounting and reporting consultations.

[2] Audit-Related Fees were primarily for professional services rendered for other attest services, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, and attest services related to financial reporting that are not required by statute or regulation.

[3] Tax Fees were for professional services related to general tax consultation, tax advisory, tax compliance and international tax matters.

[4] All Other Fees were for education on recently issued accounting pronouncements and the use of EY's proprietary research tool.

[5] The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of our independent registered public accounting firm. The Audit Committee carefully reviews the scope of the audit and fees for audit and non-audit services and will continue to do so.

The Audit Committee has established procedures for engagement of the Company's independent registered public accounting firm to perform services other than audit, review and attest services.

In order to safeguard the independence of the Company's independent registered public accounting firm, for each engagement to perform such non-audit service, (a) management and EY affirm to the Audit Committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (b) management describes the reasons for hiring EY to perform the services; and (c) EY affirms to the Audit Committee that it is qualified to perform the services.

The Audit Committee pre-approves and reviews audit and non-audit services performed by EY as well as the fees charged by EY for such services and is provided with quarterly reporting on actual spending. The Audit Committee has delegated to its Chair its authority to pre-approve such services in limited circumstances, and any such pre-approvals are reported to the Audit Committee at its next regular meeting and ratified. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. All services provided by EY in 2019 and 2018 were permissible under applicable laws, rules and regulations and were pre-approved by the Audit Committee in accordance with its procedures. The Audit Committee considered the amount of non-audit services provided by EY in assessing its independence.

As noted above, the increase in total fees in 2019 was primarily a result of additional audit and tax services required in connection with the Goldcorp acquisition, the Nevada Gold Mines transaction, as well as other offerings and transactions completed by the Company in 2019. The Audit Committee will carefully review the scope of services and fees in 2020 and expects that total fees for services provided by EY in 2020 will be reduced due to the completion of one-time audit and tax services in 2019 in connection with the Goldcorp acquisition and the Nevada Gold Mines transaction, as well as from improvements in the overall efficiency of the audit.

For additional information concerning the Audit Committee and its activities with EY, see "Corporate Governance" and "Report of the Audit Committee" in this Proxy Statement.



Report of the Audit Committee

The Audit Committee of the Board of Directors is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The Audit Committee has adopted a Charter that describes its responsibilities in detail. The Charter is available on the Company's website at http://www.newmont.com/about/governance-ethics/.

The primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics, rests with the management of the Company. The Audit Committee's primary purpose is to oversee the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor's selection, compensation, retention, qualifications, performance, objectivity and independence, the performance of the Company's internal audit function, treasury and finance matters and enterprise risk management, privacy and data security. The Audit Committee reviews the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board have established, and the audit, accounting and financial reporting process. Additional information about the Audit Committee's role in corporate governance can be found in the Audit Committee's Charter.

The Audit Committee has reviewed and discussed with management and EY, the Company's independent auditors, the audited financial statements of the Company for the fiscal year ended December 31, 2019, and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and independent registered public accounting firm's audit of internal control over financial reporting as of December 31, 2019.

The Audit Committee has discussed with EY the matters required to be discussed by the applicable Public Company Accounting Oversight Board ("PCAOB") rules, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Audit Committee has received and reviewed the disclosure and letter required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed EY's independence with them, and considered whether the non-audit services provided by the independent registered public accounting firm to the Company are compatible with maintaining the firm's independence.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan at least once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met regularly with the internal auditors and the independent registered public accounting firm to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, for filing with the Securities and Exchange Commission.

Submitted by the members of the Audit Committee of the Board of Directors:

Bruce R. Brook, Chair
J. Kofi Bucknor
René Médori
Clement Pelletier

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

Stock Ownership Matters

Stock Ownership of Directors and Executive Officers

As of February 24, 2020, the Directors and executive officers of the Company as a group beneficially owned, in the aggregate, 2,240,935 shares of the Company's outstanding capital stock, constituting, in the aggregate, less than 1% of the Company's outstanding capital stock.

No Director or executive officer (a) beneficially owned more than 1% of the outstanding shares of the Company's common stock or (b) shares voting power in excess of 1% of the voting power of the outstanding capital stock of the Company. Each Director and executive officer has sole voting power and dispositive power with respect to all shares beneficially owned by them, except as set forth below.

The following table sets forth the beneficial ownership of common stock as of February 24, 2020, held by (a) each then current Director and nominee; (b) the Chief Executive Officer, the Chief Financial Officer and each of the other highly compensated executive officers (the "Named Executive Officers"); and (c) all then current Directors and executive officers as a group. The address for each of the named individuals below is c/o Newmont Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

NAME OF BENEFICIAL OWNER	COMMON STOCK	RESTRICTED STOCK, RESTRICTED STOCK UNITS AND DIRECTOR STOCK UNITS[1][2]	OPTION SHARES[3]	BENEFICIAL OWNERSHIP TOTAL[6]
Non-Employee Directors				
Cristina Bitar	1,655	4,255	—	5,910
Gregory H. Boyce	—	25,736	—	25,736
Beverley Anne Briscoe	25,931	4,255	—	29,646
Bruce R. Brook	24,933	13,293	—	38,226
J. Kofi Bucknor	23,383	13,293	—	36,676
Maura Clark	—	—	—	—
Matthew Coon Come	3,164	4,255	—	7,419
Noreen Doyle	—	50,494	—	50,494
Veronica Hagen	—	50,494	—	50,494
Sheri E. Hickok	—	12,129	—	12,129
René Médori	—	8,583	—	8,583
Jane Nelson	—	38,226	—	38,226
Clement Pelletier	15,700	4,255	—	19,995
Julio M. Quintana	—	25,736	—	25,736
Charles Sartain	13,968	4,255	—	18,223

Stock Ownership Matters

NAME OF BENEFICIAL OWNER	COMMON STOCK	RESTRICTED STOCK, RESTRICTED STOCK UNITS AND DIRECTOR STOCK UNITS[1][2]	OPTION SHARES[3]	BENEFICIAL OWNERSHIP TOTAL[6]
Named Executive Officers				
Thomas Palmer	173,223	84,758	—	257,981
Nancy Buese[4]	14,936	73,068	—	88,004
Robert Atkinson	—	—	—	—
Randy Engel	189,737	60,429	67,982	318,148
Stephen Gottesfeld	91,614	45,256	23,734	160,604
Gary Goldberg[5]	732,512	217,808	—	950,320
All Directors and executive officers as a group, including those named above (25 persons)	1,352,685	784,905	106,018	2,240,926

[1] For 2019, director stock units ("DSUs") were awarded to all non-employee Directors under the 2013 Stock Incentive Compensation Plan. The DSUs represent the right to receive shares of common stock and are immediately fully vested and non-forfeitable. The holders of DSUs do not have the right to vote the underlying shares; however, the DSUs accrue dividend equivalents, which are paid at the time the common shares are issued. Upon retirement from the Board of Directors, the holder of DSUs is entitled to receive one share of common stock for each DSU. The amounts noted in this column for non-employee Directors represent DSUs.

[2] Restricted Stock Units ("RSUs") of the Company's common stock granted after April 24, 2013, are awarded under the Company's 2013 Stock Incentive Plan. The RSUs do not have voting rights, and are subject to forfeiture risk and other restrictions. The RSUs accrue dividend equivalents, which are paid at the time the units vest and common stock is issued. Includes shares underlying RSUs vesting within 60 days after February 24, 2020. This column does not include RSUs that vest more than 60 days after February 24, 2020.

[3] Includes shares of the Company's common stock that the executive officers have the right to acquire through stock option exercises within 60 days after February 24, 2020.

[4] Ms. Buese's ownership includes 14,936 shares held in the Timothy J. and Nancy K. Buese Revocable Trust.

[5] Mr. Goldberg's ownership includes 732,512 shares held in the Gary J and Beth A Goldberg Revocable Trust.

[6] The "Percentage of Class" data are omitted in the table since every director and officer, and all directors and officers as a group, own less than 1% of the outstanding shares.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities. The share information contained herein is based solely on investor filings with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934.

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF CLASS
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common Stock	112,247,978[1]	13.7%
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	Common Stock	92,227,631[2]	11.24%

[1] As reported on Schedule 13G/A as filed on February 4, 2020, as of December 31, 2019, BlackRock, Inc. and its subsidiaries beneficially owned 112,247,978 shares, had sole voting power of 101,913,790 shares and sole dispositive power of 112,247,978 shares of Newmont common stock.

[2] As reported on Schedule 13G/A as filed on February 12, 2020, as of December 31, 2019, The Vanguard Group and its subsidiaries beneficially owned 92,227,631 shares, had sole voting power of 1,217,092 shares and sole dispositive power of 90,537,531 shares of Newmont common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and Directors and beneficial owners of greater than 10% of the Company's outstanding common stock to file initial reports of their ownership of the Company's equity securities and reports of changes in such ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of the copies of such reports furnished to the Company and written representations from the Company's executive officers and Directors, the Company believes that all Section 16(a) filing requirements were complied with in 2019.



General Information

This Proxy Statement is furnished to the stockholders of Newmont in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") to be voted at the Company's 2020 Annual Meeting of Stockholders to be held on Tuesday, April 21, 2020 (the "Annual Meeting"). The Annual Meeting is being held for the purposes set forth in the accompanying Notice of 2020 Annual Meeting of Stockholders. The Proxy Statement, proxy card and 2019 Annual Report to Stockholders are being made available to stockholders on or about March 11, 2020.

References in this Proxy Statement to "Newmont," "Newmont Mining," "Newmont Mining Corporation," "Newmont Goldcorp Corporation," "Newmont Goldcorp," "the Company," "the Corporation," or "we" refer to Newmont Corporation.

Stockholders Entitled to Vote

The holders of record of common stock of Newmont, par value $1.60 per share, at the close of business on February 24, 2020, (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, there were 807,787,506 shares outstanding.

Voting Your Shares

Newmont Common Stock. Each share of common stock that you own entitles you to one vote. Your Notice or proxy card shows the number of shares of common stock that you own. You may elect to vote in one of the following methods:

 **By Mail** - If you have received or requested a paper copy of the proxy materials, please date and sign the proxy card and return it promptly in the accompanying envelope.

 **By Internet** - If you received a Notice of Internet Availability of Proxy Materials, you can access our proxy materials and vote online. Instructions to vote online are provided in the Notice.

 **By Telephone** - You may vote your shares by calling the telephone number specified on your proxy card. You will need to follow the instructions on your proxy card and the voice prompts.

 **In Person** - You may attend the Annual Meeting and vote in person. We will give you a ballot when you arrive. If your stock is held in the name of your broker, bank or another nominee (a "Nominee"), then you must present a proxy from that Nominee in order to verify that the Nominee has not already voted your shares on your behalf.

If you hold Newmont Common Stock at your Broker - If your shares are held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice or proxy materials, as applicable, are being forwarded to you by that organization. Your Voting Instruction Form from Broadridge or your Notice provides information on how to vote your shares. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote on "routine" matters such as ratification of auditors but cannot vote on "non-routine" matters, including the Election of Directors unless you have provided specific instructions to do so. Thus, if the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Quorum, Tabulation and Broker Non-Votes and Abstentions

Quorum. The holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at the Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. For purposes of determining the presence of a quorum, "shares of capital stock of the Company" include all shares of common stock entitled to vote at the Annual Meeting.

Tabulating Votes and Voting Results. Votes at the Annual Meeting will be tabulated by one or more inspectors of election who will be appointed by the Chair of the meeting and who will not be candidates for election to the Board of Directors. The inspectors of election will treat shares of capital stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Broker Non-Votes and Abstentions. Abstentions and broker non-votes as to particular matters are counted for purposes of determining whether a quorum is present at the Annual Meeting. Except with respect to the Election of Directors, where abstentions are excluded, abstentions have the same effect as votes against proposals presented to stockholders. With respect to the Election of Directors, abstentions are not counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained. A broker non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions to do so from the beneficial owner. Other than with respect to the ratification of the appointment of our independent registered public accounting firm (Proposal 4), broker non-votes will not be counted as votes cast (with respect to Proposal 1, Election of Directors), or as present and entitled to vote on the proposal (with respect to Proposal 2, the advisory vote to approve named executive officer compensation and Proposal 3, approval of the 2020 Stock Incentive Plan). Broker non-votes will be counted as present and entitled to vote for the purposes of Proposal 4, and will therefore have the same effect as a vote against the proposal.

As such, please be reminded that if you hold your shares in "street name" it is critical that you cast your vote if you want it to count in the Election of Directors (Proposal 1). If you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the Election of Directors, no votes will be cast on your behalf. They also will not have discretion to vote uninstructed shares on the advisory vote to approve named executive officer compensation (Proposal 2) or the approval of the 2020 Stock Incentive Plan (Proposal 3). Your bank or broker will, however, have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm (Proposal 4).

Votes Required to Approve the Proposals

PROPOSAL	VOTE REQUIRED
Election of Directors	Majority of votes cast for the Nominees
Approve, on an advisory basis, the compensation of the Named Executive Officers	Non-binding advisory vote — majority of stock present in person or by proxy and entitled to vote
Approve the 2020 Stock Incentive Plan	Majority of stock present in person or by proxy and entitled to vote; provided that the total votes cast on this proposal represent more than 50% of all the shares of the Company's capital stock entitled to vote.
Ratification of independent registered public accounting firm for 2020	Majority of stock present in person or by proxy and entitled to vote

Election of Directors. Brokers, banks and other financial institutions cannot vote your stock on your behalf for the Election of Directors if you have not provided instructions on your voting instruction form, by telephone or by Internet. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Advisory Say-On-Pay Vote. Because the vote on Compensation of the Named Executive Officers is advisory in nature, it will not: (1) affect any compensation already paid or awarded to any Named Executive Officer, (2) be binding on or overrule any decisions by the Board of Directors, (3) create or imply any additional fiduciary duty on the part of the Board of Directors, or (4) restrict or limit the ability of stockholders to make proposals for inclusion in proxy materials related to executive compensation. If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Approval of the 2020 Stock Incentive Plan. Approval of the 2020 Stock Incentive Plan requires the affirmative vote of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote. In addition, the New York Stock Exchange ("NYSE") listing standards require that the total votes cast on the proposal to approve the 2020 Stock Incentive Plan represent more than 50% of all the shares of the Company's capital stock entitled to vote on this proposal. Shares held by brokers who do not have discretionary authority to vote on this proposal and who have not received voting instructions from beneficial owners are not counted in the tabulation of the votes cast on this proposal or deemed to be present or represented for the purpose of determining whether this proposal has been approved.

Ratify Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2020. The affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, at the Annual Meeting is required to ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2020. Even if you do not instruct your broker how to vote with respect to this item, your broker may vote your shares with respect to this proposal.

Other Items. If any other items are properly presented at the Annual Meeting, they must receive an affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, in order to be approved.

Revocation of Proxy or Voting Instruction Form

Revocation of Newmont Common Stock Proxy or Voting Instruction Form. A stockholder who executes a proxy or Voting Instruction Form ("VIF") may revoke it by delivering to the Secretary of the Company, at any time before the proxies are voted, a written notice of revocation bearing a later date than the proxy or VIF, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). A stockholder also may substitute another person in place of those persons presently named as proxies. Written notice revoking or revising a proxy should be sent to the attention of the Corporate Secretary (attention: Logan Hennessey), Newmont Corporation, at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

Solicitation Costs

The cost of preparing and mailing the proxy materials, and the cost of solicitation of proxies on behalf of the Board of Directors will be borne by the Company. In addition, solicitation of proxies and Voting Instruction Forms may be made by certain officers and employees of the Company by mail, telephone or in person. The Company has retained MacKenzie Partners Inc. to aid in the solicitation of brokers, banks, intermediaries and other institutional holders for a fee of $17,000. The Company also will reimburse brokerage firms and others for their expenses in forwarding proxy materials to beneficial owners of common stock.

2020 Annual Meeting Admission

Only stockholders as of the record date and certain other permitted attendees may attend the 2020 Annual Meeting. In order to be admitted to the Annual Meeting, proof of stock ownership as of the record date, along with photo identification, will be required. Beneficial owners of shares held in "street name" in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages will be permitted at the Annual Meeting.

Householding

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the SEC rules that permit us to deliver only one set of proxy materials, including our Proxy Statement, our 2019 Annual Report and the Notice, to multiple stockholders who share an address unless we receive contrary instructions from any stockholders at that address. This practice, known as "householding," reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of the 2019 Annual Report or other proxy materials, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to the Corporate Secretary of the Company.

Voting Results

The results of the voting at the Annual Meeting will be reported on Form 8-K and filed with the SEC within four business days after the end of the meeting.

Stockholder Proposals for the 2021 Annual Meeting of Stockholders

For a stockholder proposal to be included in the proxy statement and form of proxy for the 2021 Annual Meeting, the proposal must have been received by us at our principal executive offices no later than November 11, 2020. Proposals should be sent to the attention of the Corporate Secretary of the Company. Proposals must conform to and include the information required by SEC Rule 14a-8. We are not required to include in our proxy statement and form of proxy a stockholder proposal that was received after that date or that otherwise fails to meet the requirements for stockholder proposals established by SEC regulations.

Our Board amended our By-Laws in 2016 to adopt "proxy access" to permit a stockholder (or a group of no more than 20 stockholders) who has maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years and has complied with the other requirements set forth in our By-Laws, to submit Director nominees (up to the greater of 2 Directors or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements set forth in our By-Laws. Notice of Director nominees submitted under these By-Law provisions must be received by the Corporate Secretary of the Company by no earlier than October 12, 2020, and no later than November 11, 2020. Notice must include the information required by our By-Laws, which are available on our website at http://www.newmont.com/about/governance-ethics/.

In addition, under our By-Laws, stockholders not using proxy access in connection with Director nominations must give advance notice of nominations for Directors or other business to be addressed at the 2021 Annual Meeting and such notice must be received at the principal executive offices of the Corporation no later than the close of business on February 20, 2021, and not earlier than the close of business on January 21, 2021. The advance notice must be delivered to the attention of the Corporate Secretary of the Company. Notice must include the information required by our By-Laws.

Mailings to the Corporate Secretary of the Company should be addressed to the attention of Logan Hennessey at Newmont Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

Our principal executive offices are located at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA

Other Matters

The Board of Directors does not intend to bring other matters before the Annual Meeting, except items incident to the conduct of the meeting. However, on all matters properly brought before the meeting by the Board of Directors or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment. Additional information about Newmont, including its Annual Report on Form 10-K, is available through the Company's website, at www.newmont.com.

Annex A



Newmont Corporation

2020 Stock Incentive Compensation Plan

1. *Establishment; Effective Date; Purposes; and Duration.*

(a)   Establishment of the Plan; Effective Date. Newmont Corporation, a Delaware corporation (the "Company"), hereby establishes this incentive compensation plan to be known as the "Newmont Corporation 2020 Stock Incentive Compensation Plan," as set forth in this document (the "Plan"). The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards and Dividend Equivalents. The Plan shall become effective upon May 1, 2020 (the "Effective Date"), provided that the Plan is approved by the affirmative vote of the holders of a majority of the Shares which are present or represented and entitled to vote and voted at a meeting, which approval must occur within the period ending twelve (12) months before or after February 17, 2020, the date the Plan was adopted by the Board. If the Plan is not so approved by the stockholders of the Company, then the Plan will be null and void in its entirety. The Plan shall remain in effect as provided in Section 1(c) of the Plan. Capitalized but undefined terms shall have the meaning set forth in Section 2 of the Plan.

(b)   Purposes of the Plan. The purposes of the Plan are: (i) to enhance the Company's and the Affiliates' ability to attract highly qualified personnel; (ii) to strengthen the Company's and the Affiliates' retention capabilities; (iii) to enhance the long-term performance and competitiveness of the Company and the Affiliates; and (iv) to align the interests of Participants with those of the Company's stockholders. To accomplish such purposes, the Plan provides that the Company may grant Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, and Dividend Equivalents.

(c)   Duration of the Plan. The Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Board of Directors to amend or terminate the Plan at any time pursuant to Section 15, until all Shares subject to it shall have been delivered, and any restrictions on such Shares have lapsed, pursuant to the Plan's provisions. However, in no event may an Award be granted under the Plan on or after ten years from the Effective Date.

2. *Definitions.*

Certain terms used herein have the definitions given to them in the first instance in which they are used. In addition, for purposes of the Plan, the following terms are defined as set forth below:

(a)   "Affiliate" means (i) any Subsidiary; (ii) any Person that directly or indirectly controls, is controlled by or is under common control with the Company; and/or (iii) to the extent provided by the Committee, any Person in which the Company has a significant interest. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

Annex A

(b)   "Annual Meeting" means the annual meeting of stockholders of the Company.

(c)   "Annual Salary" means the Participant's regular annual base salary immediately prior to his or her Termination of Service (including premium pay) and pre-tax deferrals under the Retirement Savings Plan of Newmont or similar plans. "Annual Salary" shall not include any extra pay for foreign service or foreign assignment, hardship pay, overtime, moving allowances, the cost of goods and services, danger pay, the value of any stock-based compensation (including Awards denominated in Common Stock or other similar awards granted under a predecessor or successor to the Plan), incentive payments pursuant to the Company's Equity Bonus Program for Grades E5-E6, as in effect from time to time, or the Company's Senior Executive Compensation Program, as in effect from time to time, or any other incentive-based payroll practice, bonus or extraordinary compensation payments.

(d)   "Applicable Exchange" means the New York Stock Exchange or such other securities exchange or inter-dealer quotation system as may at the applicable time be the principal market for the Common Stock.

(e)   "Award" means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Other Stock-Based Awards and Dividend Equivalents.

(f)   "Award Agreement" means either: (a) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under the Plan, (b) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof, or (c) a compensation program document setting forth the terms and provisions applicable to an Award granted under the Plan. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

(g)   "Board" or "Board of Directors" means the Board of Directors of the Company.

(h)   "Cause" means, with respect to any Participant and as determined by the Committee in its sole discretion, and unless otherwise defined in an Award Agreement or other agreement between a Participant and the Company:

(i)   the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company or any Affiliate (other than any such failure resulting from incapacity due to physical or mental illness) or the Participant's failure to follow policies, directions or the Company's or an Affiliate's code of conduct, after a written demand for substantial performance is delivered to the Participant by the Company. Such written demand shall identify the manner in which the Company believes that the Participant has not substantially performed the Participant's duties. Notwithstanding the foregoing, written demand for substantial performance shall not be required if the Company determines that immediate action, including termination of the Participant, is necessary to avoid potential injury or harm to the Company, an Affiliate or any Person; or

(ii)   the engaging by the Participant in illegal conduct or gross negligence or willful misconduct which is potentially injurious to the Company or any Affiliate; provided that if the Participant acts in accordance with an authorized written opinion of the Company's or an Affiliate's legal counsel, such action will not constitute "Cause" under this definition; or

(iii)   any dishonest or fraudulent activity by the Participant or the reasonable belief by the Company of the Participant's breach of any contract, agreement or representation with the Company or an Affiliate.

Notwithstanding anything to the contrary herein or elsewhere, if, within six (6) months following a Participant's termination of employment or service for any reason other than by the Company or the applicable employer Affiliate for Cause, the Company or the applicable employer Affiliate determines that such Participant's termination of employment or service could have been for Cause, such Participant's termination of employment or service will be deemed to have been for Cause for all purposes, and such Participant will be required to disgorge to the Company all amounts received under the Plan, any Award Agreement or otherwise that would not have been payable to such Participant had such termination of employment or service been by the Company or the applicable employer Affiliate for Cause.

(i)   "Change of Control" means the occurrence of any of the following events:

(i)   The acquisition in one or a series of related transactions by any Person of beneficial ownership (within the meaning of Sections 13(d)(3) and 14(d)(2) promulgated under the Exchange Act) of 20% or more of either (x) the then outstanding shares of the Common Stock (the "Outstanding Company Common Stock") or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege, unless the security being so converted was itself acquired directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, (D) any reorganizations that do not result in an effective change in control of the Company (where (1) the beneficial owners of the outstanding shares of the Common Stock, and of the securities of the Company entitled to vote generally in the election of Directors, immediately prior to such transaction beneficially own, directly or indirectly, in substantially the same proportions immediately following such transaction more than 20% of the outstanding shares of common stock and of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of the members of the board of directors of the corporation (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) resulting from such transaction and (2) at least a majority of the members of the board of directors of the corporation resulting from such transaction were members of the board of directors at the time of the execution of the initial agreement, or of the action of the Board, authorizing such transaction), or (E) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of paragraph (iii) below;

(ii)   Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)   Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another corporation (a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 20% of, respectively, the then outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including a corporation or other Person which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries (a "Parent Company")) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding the Company, any corporation resulting from such Business Combination, any employee benefit plan (or related trust) of the Company or an Affiliate or any corporation resulting from such Business Combination, or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (A) above is satisfied in connection with the applicable Business Combination, such Parent Company) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, unless such ownership resulted solely from ownership of securities of the Company prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination (or, if reference was made to equity ownership of any Parent Company for purposes of determining whether clause (A) above is satisfied in connection with the applicable Business Combination, of the Parent Company) were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)   Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Section 409A of the Code, and if that Award provides for payment or a change in the time or form of payment based upon a Change of Control, then, solely for purposes of applying such payment or a change in the time or form of payment provision (and, for the avoidance of doubt, not for purposes of determining whether the Award shall benefit from the vesting acceleration resulting from a Change of Control), a Change of Control shall not be deemed to have occurred upon an event described in this definition unless the event would also constitute a change in ownership or effective control of, or a change in ownership of a substantial portion of the assets of, the Company under Section 409A of the Code and if the Award is not payable upon or by reference to a Change of Control, the Award shall instead be paid based on the general distribution date or event provided for in the Award Agreement and in any event in compliance with Section 409A of the Code.

(j)   "Code" means the U.S. Internal Revenue Code of 1986, as it may be amended from time to time, including rules and regulations promulgated thereunder and successor provisions and rules and regulations thereto.

(k)   "Committee" means the Leadership Development and Compensation Committee of the Board of Directors or a subcommittee thereof, or such other committee designated by the Board to administer the Plan.

(l)   "Common Stock" means $1.60 par value common stock of the Company. In the event of any adjustment pursuant to Section 4(c), the stock or security resulting from such adjustment shall be deemed to be Common Stock within the meaning of the Plan.

(m)   "Consultant" means a consultant, advisor or other independent contractor who is a natural person and performs services for the Company or an Affiliate in a capacity other than as an Employee or Director.

(n)   "Director" means any individual who is a member of the Board of Directors of the Company.

(o)   "Disability" means a (i) "Disability" as defined in the applicable Award Agreement, or any employment or service agreement with the Company or an Affiliate, to which the Participant is a party, (ii) if clause (i) does not apply, (A) permanent and total disability as determined under the Company's or an

Affiliate's long-term disability plan without regard to whether the Participant is eligible to participate in such long-term disability plan, or (B) or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the occupation at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists where the Participant is not eligible to participate in the long-term disability plan or in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion. Notwithstanding the foregoing, (a) for purposes of Incentive Stock Options granted under the Plan, "Disability" means that the Participant is disabled within the meaning of Section 22(e)(3) of the Code, and (b) with respect to an Award that is subject to Section 409A of the Code where the payment or settlement of the Award will be made as a result of the Participant's Disability, solely for purposes of determining the timing of payment, no such event will constitute a Disability for purposes of the Plan or any Award Agreement unless such event also constitutes a "disability" as defined under Section 409A of the Code.

(p) "Disaffiliation" means an Affiliate's ceasing to be an Affiliate for any reason (including as a result of a public offering, or a spin-off or sale by the Company, of the stock of the Affiliate) or a sale of a division of the Company or an Affiliate.

(q) "Dividend Equivalent" means a right to receive the equivalent value (in cash or Shares) of ordinary dividends that would otherwise be paid on the Shares subject to an Award that is a full-value award but that have not been issued or delivered, awarded under Section 10.

(r) "Effective Date" shall have the meaning ascribed to such term in Section 1(a).

(s) "Eligible Individual" means any Employee, Non-Employee Director or Consultant, and any prospective Employee and Consultant who has accepted an offer of employment or consultancy from the Company or any Affiliate.

(t) "Employee" means any person designated as an employee of the Company and/or an Affiliate on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company or an Affiliate as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company and/or an Affiliate without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company and/or an Affiliate during such period. For the avoidance of doubt, a Director who would otherwise be an "Employee" within the meaning of this Section 2(t) shall be considered an Employee for purposes of the Plan.

(u) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as it may be amended from time to time, including the rules and regulations promulgated thereunder and successor provisions and rules and regulations thereto.

(v) "Fair Market Value" means, if the Common Stock is listed on a national securities exchange, as of any given date, the closing price of a Share on the Applicable Exchange on which the shares of Common Stock are then traded, as reported by the *Wall Street Journal* or such other source as the Committee may select, on such date, or if Shares were not traded on the Applicable Exchange on such measurement date or if the closing price is not reported in the *Wall Street Journal* on such measurement date, then on the next preceding date on which the Applicable Exchange was open for trading, all as reported by the *Wall Street Journal* or such other source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion. Notwithstanding the foregoing, the determination of fair market value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code. Notwithstanding the foregoing, for purposes other than determining the Option Price or a Grant Price, Fair Market Value means, as of any date, the fair market value of a share of Common Stock, as reasonably determined by the Company, which may include, without limitation, the closing sales price on the trading day immediately prior to or on such date, or a trailing average of previous closing prices prior to such date.

Annex A

(w)　"<u>Fiscal Year</u>" means the calendar year, or such other consecutive twelve (12)-month period as the Committee may select.

(x)　"<u>Freestanding SAR</u>" means an SAR that is granted independently of any Options, as described in Section 7.

(y)　"<u>Good Reason</u>" means with respect to any Participant and unless otherwise defined in an Award Agreement or other agreement between a Participant and the Company, without such Participant's written consent:

　　(i)　any material reduction in the Participant's Annual Salary or annual target bonus opportunity, as in effect during the 120-day period immediately preceding the Change of Control (or as such amounts may be increased from time to time);

　　(ii)　the Company requiring the Participant to relocate his or her principal place of business to a location which is more than fifty (50) miles from his or her previous principal place of business;

　　(iii)　any material failure by the Company to comply with and satisfy its obligations under an applicable Change of Control Plan of the Company or an Affiliate; or

　　(iv)　the assignment to the Participant, without the Participant's consent, of any duties representing a material diminution in the Participant's position immediately prior to such assignment (including status, office and reporting requirements) or any action resulting in the diminution of the Participant's position, authority, duties or responsibilities.

Notwithstanding the foregoing, the Participant's resignation shall not be deemed to have occurred for "Good Reason" unless, (i) the Participant provides Notice to the Company within ninety (90) days of having knowledge of the occurrence of any of the above events, (ii) the Company shall have thirty (30) days from the date of receipt of such Notice to remedy the condition constituting Good Reason, or to dispute such resignation for Good Reason, and (iii) the Participant elects to terminate his or her employment as a result at the end of such thirty (30)-day period.

(z)　"<u>Grant Date</u>" means the later of (i) the date on which the Committee (or its designee) by resolution, written consent or other appropriate action selects an Eligible Individual to receive a grant of an Award, determines the number of Shares or other amount to be subject to such Award and, if applicable, determines the Option Price or Grant Price of such Award, if any, or (ii) the date designated as the "Grant Date" by the Committee by resolution, written consent or other appropriate action in connection with the approval of the Award.

(aa)　"<u>Grant Price</u>" means the price established as of the Grant Date of a SAR pursuant to Section 7 used to determine whether there is any payment due upon exercise of the SAR.

(bb)　"<u>Incentive Stock Option</u>" or "<u>ISO</u>" means a right to purchase Shares under the Plan in accordance with the terms and conditions set forth in Section 6 and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Section 422 of the Code.

(cc)　"<u>Insider</u>" means an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner (within the meaning of Section 13(d)-3 promulgated under the Exchange Act) of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act.

(dd)　"<u>New Employer</u>" means, after a Change of Control, a Participant's employer, or any direct or indirect parent or any direct or indirect majority-owned subsidiary of such employer.

(ee)　"<u>Non-Employee Director</u>" means a Director who is not an Employee.

(ff)   "Nonqualified Stock Option" or "NQSO" means a right to purchase Shares under the Plan in accordance with the terms and conditions set forth in Section 6 and which is not intended to meet the requirements of Section 422 of the Code or otherwise does not meet such requirements.

(gg)   "Notice" means notice provided by a Participant to the Company in a manner prescribed by the Committee.

(hh)   "Option" or "Stock Option" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Section 6.

(ii)   "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

(jj)   "Other Stock-Based Award" means an equity-based or equity-related Award, other than an Option, SAR, Restricted Stock, Restricted Stock Unit or Dividend Equivalent, granted in accordance with the terms and conditions set forth in Section 9.

(kk)   "Participant" means any Eligible Individual as set forth in Section 5 who holds one or more outstanding Awards.

(ll)   "Performance Goals" means one or more goals established by the Committee, in its discretion, which shall be based upon the attainment of specific levels of individual performance, performance of the Company or one or more Affiliates, divisions, or operational units, or any combination of the foregoing, and which may include, but are not limited to, any (or a combination) of the following (all of which may be on an absolute or relative basis): (i) net earnings or net income (before or after interest, taxes and/or other adjustments); (ii) basic or diluted earnings per share (before or after interest, taxes and/or other adjustments); (iii) reserve replacement; (iv) book value per share; (v) net revenue or revenue growth; (vi) sales; (vii) production; (viii) costs of production; (ix) net interest margin; (x) operating profit (before or after taxes); (xi) return on assets, equity, capital, or revenue; (xii) cash flow (including, but not limited to, operating cash flow and free cash flow); (xiii) capital expenditures; (xiv) share price (including, but not limited to, growth measures and total shareholder return); (xv) market capitalization; (xvi) working capital; (xvii) expense targets; (xviii) margins; (xix) operating efficiency; (xx) measures of economic value added; (xxi) asset quality; (xxii) net asset value; (xxiii) enterprise value; (xxiv) employee retention; (xxv) objective measures of personal performance targets, goals or completion of projects; (xxvi) asset growth; (xxvii) dividend yield; (xxviii) product development, product market share, licensing, mergers, acquisitions, or sales of assets; (xxix) objective safety metrics; or (xxx) objective environmental, sustainability and governance-related measures.

(mm) "Period of Restriction" means the period of time during which Shares of Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture and/or other restrictions, or, as applicable, any performance period during which the Performance Goals are measured for purposes of determining whether the Performance Goals have been attained, and, in the case of Restricted Stock, the transfer of Shares of Restricted Stock is limited in some way, in each case in accordance with Section 8.

(nn)   "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(oo)   "Restricted Stock" means an Award of Shares granted to a Participant, subject to the applicable Period of Restriction, pursuant to Section 8.

(pp)   "Restricted Stock Unit" means an unfunded and unsecured promise to deliver Shares or cash, subject to the applicable Period of Restriction, granted pursuant to Section 8.

(qq)   "Rule 16b-3" means Rule 16b-3 under the Exchange Act, or any successor rule, as the same may be amended from time to time.

(rr)   "SEC" means the U.S. Securities and Exchange Commission.

(ss)   "Securities Act" means the U.S. Securities Act of 1933, as it may be amended from time to time, including the rules and regulations promulgated thereunder and successor provisions and rules and regulations thereto.

(tt)   "Share" means a share of Common Stock (including any new, additional or different stock or securities resulting from any change in corporate capitalization as listed in Section 4(c)).

(uu)   "Stock Appreciation Right" or "SAR" means an Award, granted alone (a "Freestanding SAR") or in connection with a related Option (a "Tandem SAR"), designated as a SAR, pursuant to the terms of Section 7.

(vv)   "Subsidiary" means any present or future corporation which is or would be a "subsidiary corporation" of the Company as the term is defined in Section 424(f) of the Code.

(ww)   "Substitute Awards" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, options or other awards previously granted, or the right or obligation to grant future options or other awards, by a company acquired by the Company and/or an Affiliate or with which the Company and/or an Affiliate combines, or otherwise in connection with any merger, consolidation, acquisition of property or stock, or reorganization involving the Company or an Affiliate, including a transaction described in Code Section 424(a).

(xx)   "Termination of Service" means the termination of the applicable Participant's employment with, or performance of services for, the Company or any Affiliate under any circumstances, as determined by the Committee. Unless otherwise determined by the Committee (and subject to the limitations applicable to ISOs under the Code), a Termination of Service shall not be considered to have occurred in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Committee, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to an applicable Company or Affiliate policy adopted from time to time; (iv) changes in status from Director to advisory director or emeritus status; or (v) transfers between locations of the Company or between or among the Company and/or an Affiliate or Affiliates. Unless otherwise provided in an Award Agreement, changes in status between service as an Employee, Director, and a Consultant will not constitute a Termination of Service if the individual continues to perform bona fide services for the Company or an Affiliate (subject to the limitations applicable to ISOs under the Code). A Participant employed by, or performing services for, an Affiliate or a division of the Company or of an Affiliate shall be deemed to incur a Termination of Service if, as a result of a Disaffiliation, such Affiliate or division ceases to be an Affiliate or such a division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Affiliate. The Committee shall have the discretion to determine whether and to what extent the vesting of any Awards shall be tolled during any paid or unpaid leave of absence; provided, however, that, in the absence of such determination or applicable provisions in an Award Agreement, vesting for all Awards shall be tolled during any such unpaid leave (but not for a paid leave), subject to applicable laws.

3.   *Administration.*

(a)   General. The Committee shall have exclusive authority to operate, manage and administer the Plan in accordance with its terms and conditions. Notwithstanding the foregoing, in its absolute discretion, the Board may at any time and from time to time exercise any and all rights, duties and responsibilities of the Committee under the Plan, including establishing procedures to be followed by the Committee, but excluding matters which under any applicable law, regulation or rule, including any exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3), are required to be determined in the sole discretion of the Committee. If and to the extent that the Committee does not exist or cannot function, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee, subject to the limitations set forth in the immediately preceding sentence.

(b)   Committee. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors. At such time as the Common Stock is required to be registered under Section 12 of the Exchange Act, in the discretion of the Board, a Committee may consist solely of two or more non-employee directors within the meaning of Rule 16b-3. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any Insiders, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more non-employee directors within the meaning of Rule 16b-3. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not non-employee directors within the meaning of Rule 16b-3 the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. In addition, each member of the Committee shall be an "independent director" under the rules of the stock exchange on which the Company's shares of Common Stock are listed.

(c)   Authority of the Committee. The Committee shall have full discretionary authority to grant, pursuant to the terms of the Plan, Awards to those individuals who are eligible to receive Awards under the Plan. Except as limited by law or by the Certificate of Incorporation or By-Laws of the Company, and subject to the provisions herein, the Committee shall have full power, in accordance with the other terms and provisions of the Plan, to:

(i)   select Eligible Individuals who may receive Awards under the Plan and become Participants;

(ii)   determine eligibility for participation in the Plan and decide all questions concerning eligibility for, and the amount of, Awards under the Plan;

(iii)   determine the sizes and types of Awards;

(iv)   determine the terms and conditions of Awards;

(v)   grant Awards as an alternative to, or as the form of payment for grants or rights earned or payable under, other bonus or compensation plans, arrangements or policies of the Company or an Affiliate;

(vi)   grant Substitute Awards on such terms and conditions as the Committee may prescribe, subject to compliance with the ISO rules under Code Section 422 and the nonqualified deferred compensation rules under Code Section 409A, where applicable;

(vii)   make all determinations under the Plan concerning Termination of Service of any Participant's employment or service with the Company or an Affiliate, including whether such Termination of Service occurs by reason of Cause, Good Reason, Disability, retirement or in connection with a Change of Control, and whether a leave constitutes a Termination of Service;

(viii)   determine whether a Change of Control has occurred;

(ix)   construe and interpret the Plan and any agreement or instrument entered into under the Plan, including any Award Agreement;

(x)   establish and administer any terms, conditions, restrictions, limitations, forfeiture, vesting or exercise schedule, and other provisions of or relating to any Award;

(xi)   establish and administer any Performance Goals in connection with any Awards, and applicable performance period, determine the extent to which any Performance Goals and/or other terms and conditions of an Award are attained or are not attained, and certify whether, and to what extent, any such Performance Goals and other material terms applicable to any Award were in fact satisfied;

(xii)   construe any ambiguous provisions, correct any defects, supply any omissions and reconcile any inconsistencies in the Plan and/or any Award Agreement or any other instrument relating to any Awards;

(xiii)   establish, adopt, amend, waive and/or rescind rules, regulations, procedures, guidelines, forms and/or instruments for the Plan's operation or administration;

(xiv)   make all valuation determinations relating to Awards and the payment or settlement thereof;

(xv)   grant waivers of terms, conditions, restrictions and limitations under the Plan or applicable to any Award, or accelerate the vesting or exercisability of any Award;

(xvi)   amend or adjust the terms and conditions of any outstanding Award and/or adjust the number and/or class of shares of stock subject to any outstanding Award in accordance with the terms of the Plan;

(xvii)   at any time and from time to time after the granting of an Award, specify such additional terms, conditions and restrictions with respect to such Award as may be deemed necessary or appropriate to ensure compliance with any and all applicable laws or rules, including terms, restrictions and conditions for compliance with applicable securities laws or listing rules, methods of withholding or providing for the payment of required taxes and restrictions regarding a Participant's ability to exercise Options through a cashless (broker-assisted) exercise;

(xviii)   establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable; and

(xix)   exercise all such other authorities, take all such other actions and make all such other determinations as it deems necessary or advisable for the proper operation and/or administration of the Plan.

(d)   <u>Award Agreements</u>. The Committee shall, subject to applicable laws and rules, determine the date an Award is granted. Each Award shall be evidenced by an Award Agreement; <u>however</u>, two or more Awards granted to a single Participant may be combined in a single Award Agreement. An Award Agreement shall not be a precondition to the granting of an Award; <u>provided</u>, <u>however</u>, that (i) the Committee may, but need not, require as a condition to any Award Agreement's effectiveness, that such Award Agreement be executed on behalf of the Company and/or by the Participant to whom the Award evidenced thereby shall have been granted (including by electronic signature or other electronic indication of acceptance), and such executed Award Agreement be delivered to the Company, and (ii) no person shall have any rights under any Award unless and until the Participant to whom such Award shall have been granted has complied with the applicable terms and conditions of the Award. The Committee shall prescribe the form of all Award Agreements, and, subject to the terms and conditions of the Plan, shall determine the content of all Award Agreements. Subject to the other provisions of the Plan, any Award Agreement may be supplemented or amended in writing from time to time as approved by the Committee; <u>provided</u> that the terms and conditions of any such Award Agreement as supplemented or amended are not inconsistent with the provisions of the Plan. In the event of any dispute or discrepancy concerning the terms of an Award, the records of the Committee or its designee shall be determinative.

(e)   <u>Discretionary Authority; Decisions Binding</u>. The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan. All determinations, decisions, actions and interpretations by the Committee with respect to the Plan and any Award Agreement, and all related orders and resolutions of the Committee shall be final, conclusive and binding on all Participants, the Company and its stockholders, any Affiliate and all persons having or claiming to have any right or interest in or under the Plan and/or any Award Agreement. The Committee shall consider such factors as it deems relevant to making or taking such decisions, determinations, actions and interpretations, including the recommendations or advice of any Director or officer or employee of the Company, any director, officer or employee of an Affiliate and such attorneys, consultants and accountants as the Committee may select. A Participant or other holder of an Award may contest a decision or action by the Committee with respect to such person or Award only on the grounds that such decision or action was arbitrary or capricious or was unlawful, and any review of such decision or action shall be limited to determining whether the Committee's decision or action was arbitrary or capricious or was unlawful.

(f)   Attorneys; Consultants. The Committee may consult with counsel who may be counsel to the Company. The Committee may, with the approval of the Board, employ such other attorneys and/or consultants, accountants, appraisers, brokers, agents and other persons, any of whom may be an Eligible Individual, as the Committee deems necessary or appropriate. The Committee, the Company and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. The Committee shall not incur any liability for any action taken in good faith in reliance upon the advice of such counsel or other persons.

(g)   Delegation of Administration. Except to the extent prohibited by applicable law, including any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3) or the applicable rules of a stock exchange, the Committee may, in its discretion, allocate all or any portion of its responsibilities and powers under this Section 3 to any one or more of its members and/or delegate all or any part of its responsibilities and powers under this Section 3 to any person or persons selected by it; provided, however, that the Committee may not (i) delegate to any executive officer of the Company or an Affiliate, or a committee that includes any such executive officer, the Committee's authority to grant Awards, or the Committee's authority otherwise concerning Awards, awarded to executive officers of the Company or an Affiliate; (ii) delegate the Committee's authority to grant Awards to consultants unless any such Award is subject to approval by the Committee; or (iii) delegate its authority to correct defects, omissions or inconsistencies in the Plan. Any such authority delegated or allocated by the Committee under this Section 3(g) shall be exercised in accordance with the terms and conditions of the Plan and any rules, regulations or administrative guidelines that may from time to time be established by the Committee, and any such allocation or delegation may be revoked by the Committee at any time.

4.   *Shares Subject To The Plan*.

(a)   Number of Shares Available for Grants. Shares subject to the Plan may be authorized and unissued Shares (which will not be subject to preemptive rights), Shares held in treasury by the Company, Shares purchased on the open market or by private purchase or any combination of the foregoing. Subject to adjustment as provided in Sections 4(b) and 4(c), the total number of Shares that may be granted pursuant to Awards under the Plan shall be: (i) 25,056,988 Shares (which includes 5,056,988 shares remaining available for future grants under the 2013 Incentive Plan and 20,000,000 new shares), less one Share for every Share granted under the Newmont Mining Corporation 2013 Stock Incentive Compensation Plan (the "Prior Plan") after December 31, 2019 and prior to the date of the 2020 Annual Meeting. From and after the Effective Date, no further grants or awards shall be made under the Prior Plan; however, grants or awards made under the Prior Plan before the Effective Date shall continue in effect in accordance with their terms.

(b)   Rules for Calculating Shares Granted.

(i)   For purposes of this Section 4, the number of Shares available for grant under the Plan shall be reduced by (or added back as) one (1) Share for each Share subject to an Award.

(ii)   Shares underlying Awards that are forfeited (including any Shares subject to an Award that are repurchased by the Company due to failure to meet any applicable condition), cancelled, terminated or expire unexercised or are otherwise settled without delivery to the Participant of the full number of Shares to which the Award related or that are otherwise settled in cash shall be available for grant pursuant to future Awards under the Plan, including up to 4,429,624 Shares subject to any outstanding Award under the Prior Plan that is so forfeited, cancelled, terminated or expired after the Effective Date.

(iii)   Any Shares withheld or tendered to pay the Option Price of an Option or other purchase price of an Award, or withholding tax obligations with respect to an Option, SAR, or Other Stock-Based Award, the payment amount of which is based on the appreciation of the underlying Shares between the Grant Date and the exercise date and not based on the full value of the Shares on the exercise date shall not be available for grant pursuant to future Awards. For the avoidance of doubt, Shares tendered or withheld to satisfy withholding tax obligations with respect to Restricted Stock Units, Restricted Stock or Other Stock-Based Awards that constitute full-value Awards (or Awards other than Options or SARs granted under the Prior Plan) shall not reduce the number of Shares available for grant and shall be added to the Shares available for future Awards under the Plan.

(iv)   Upon the exercise of a Stock Appreciation Right in Shares, the share reserve set forth in Section 4(a) shall be reduced by the gross number of Shares as to which such a Stock Appreciation Right is exercised.

(v)   Shares purchased on the open market with the cash proceeds from the exercise of Options shall not be added to the Shares available for grant pursuant to future Awards.

(vi)   Any Shares delivered under the Plan upon exercise or satisfaction of Substitute Awards shall not reduce (or be added back to) the Shares available for grant under the Plan; provided, however, that the total number of Shares that may be granted pursuant to Incentive Stock Options under the Plan shall be 500,000 Shares, as adjusted pursuant to Section 4(c).

(c)   Non-Employee Director Award Limits. The maximum aggregate Grant Date Fair Value (computed as of the Grant Date in accordance with applicable financial accounting rules) of all Awards made to any Non-Employee Director under the Plan in any Fiscal Year, taken together with any cash payments (including the annual retainer and any other compensation) paid or payable to such Non-Employee Director, in respect of the Non-Employee Director's service as a member of the Board during such Fiscal Year, shall not exceed $1,250,000 in total value for the Chair of the Board and $750,000 for all other Non-Employee Directors. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later. The independent members of the Board may make exceptions to this limit for a non-executive Chair of the Board, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.

(d)   Adjustment Provisions. Notwithstanding any other provisions of the Plan to the contrary, in the event of (i) any dividend (excluding any ordinary dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock, or (ii) any unusual or nonrecurring events affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following:

(i)   adjusting any or all of (A) the number of Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan and (B) the terms of any outstanding Award, including (1) the number of Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Option Price or Grant Price with respect to any Award or (3) any applicable Performance Goals;

(ii)   providing for a substitution or assumption of Awards by a New Employer which, if such transaction is a Change of Control, must comply with Section 14(a) of the Plan, accelerating the exercisability of, lapse of restrictions (including any Period of Restriction) on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii)   cancelling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which, if applicable, shall be based upon the price per Share received or to be received by other stockholders of the Company in such event), including, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate Option Price or Grant Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Option Price or Grant Price equal to, or in excess of, the Fair Market Value of a Share may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any "equity restructuring" (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (or any successor pronouncement)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. The Committee shall determine any adjustment pursuant to this Section 4(c): (i) after taking into account, among other things, to the extent applicable, the provisions of the Code applicable to Incentive Stock Options and (ii) subject to Section 18(i)(vi). Any adjustments under this Section 4(c) shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act, to the extent applicable or otherwise result in a violation of Section 409A of the Code. Any actions or determinations of the Committee under this Section 4(c) need not be uniform as to all outstanding Awards, nor treat all Participants identically. Notice of any adjustment shall be given by the Company to each Participant with an Award which shall have been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan. All determinations of the Committee as to adjustments, if any, under this Section 4(c) shall be conclusive and binding for all purposes.

(e)   No Limitation on Corporate Actions. The existence of the Plan and any Awards granted hereunder shall not affect in any way the right or power of the Company or any Affiliate to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or business structure, any merger or consolidation, any issuance of debt, preferred or prior preference stock ahead of or affecting the Shares, additional shares of capital stock or other securities or subscription rights thereto, any dissolution or liquidation, any sale or transfer of all or part of its assets or business or any other corporate act or proceeding.

5.   *Eligibility and Participation*.

(a)   Eligibility. Eligible Individuals shall be eligible to become Participants and receive Awards in accordance with the terms and conditions of the Plan, subject to the limitations on the granting ISOs set forth in Sections 4(b)(vi) and 6(i).

(b)   Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select Participants from all Eligible Individuals and shall determine the nature and amount of each Award.

6.   *Stock Options*.

(a)   Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number (subject to Section 4), and upon such terms, and at any time and from time to time as shall be determined by the Committee.

Annex A

(b)　Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which the Option shall become exercisable and such other provisions as the Committee shall determine, which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO. To the extent that any Option does not qualify as an ISO (whether because of its provisions or the time or manner of its exercise or otherwise), such Option, or the portion thereof which does not so qualify, shall constitute a separate NQSO.

(c)　Option Price. The Option Price for each Option shall be determined by the Committee and set forth in the Award Agreement; provided that, subject to Section 6(i)(iii), the Option Price of an Option shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date of such Option; provided further, that Substitute Awards or Awards granted in connection with an adjustment provided for in Section 4(c), in the form of stock options, shall have an Option Price per Share that is intended to maintain the economic value of the Award that was replaced or adjusted, as determined by the Committee and in compliance with Code Sections 422 and 409A, as applicable.

(d)　Duration of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine as of the Grant Date and set forth in the Award Agreement; provided, however, that no Options shall be exercisable later than the tenth (10th) anniversary of its Grant Date.

(e)　Exercise of Options. Options shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance determine and set forth in the Award Agreement, which need not be the same for each grant or for each Option or Participant. The Committee, in its discretion, may allow a Participant to exercise an Option that has not otherwise become exercisable pursuant to the applicable Award Agreement, in which case the Shares then issued shall be Shares of Restricted Stock having a Period of Restriction analogous to the exercisability provisions of the Option. In the event that any portion of an exercisable Option is scheduled to expire or terminate pursuant to the Plan or the applicable Award Agreement (other than due to Termination of Service for Cause) and both (x) the date on which such portion of the Option is scheduled to expire or terminate falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by applicable law to be imposed) and (y) the Option Price per Share of such portion of the Option is less than the Fair Market Value of a Share, then on the date that such portion of the Option is scheduled to expire or terminate, such portion of the Option (to the extent not previously exercised by the Participant) shall, subject to applicable laws, be automatically exercised on behalf of the Participant through a "net exercise" (as described in Section 6(f)(iii)). The period of time over which a Nonqualified Stock Option may be exercised shall be automatically extended if on the scheduled expiration date or termination date (other than due to Termination of Service for Cause) of such Option the Participant's exercise of such Option would violate an applicable law (except under circumstances described in the preceding sentence); provided, however, that during such extended exercise period the Option may only be exercised to the extent the Option was exercisable in accordance with its terms immediately prior to such scheduled expiration date or termination date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such Option first would no longer violate such law.

(f)　Payment. Options shall be exercised by the delivery of a written notice of exercise to the Company, in a form specified or accepted by the Committee, or by complying with any alternative exercise procedures that may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for such Shares, which shall include applicable taxes, if any, in accordance with Section 16. The Option Price upon exercise of any Option shall be payable to the Company in full by cash, check or such cash equivalent as the Committee may accept. If approved by the Committee, and subject to any such terms, conditions and limitations as the Committee may prescribe and to the extent permitted by applicable law, payment of the Option Price, in full or in part, may also be made as follows:

(i)   Payment may be made in the form of unrestricted and unencumbered Shares (by actual delivery of such Shares or by attestation) already owned by the Participant exercising such Option, or by such Participant and his or her spouse jointly (based on the Fair Market Value of the Common Stock on the date the Option is exercised); provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of such already owned Shares may be authorized only as of the Grant Date of such Incentive Stock Option and provided further that such already owned Shares must have been either previously acquired by the Participant on the open market (or meet any such other requirements as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such Shares to pay the Option Price).

(ii)   Payment may be made by means of a broker-assisted "cashless exercise" pursuant to which a Participant may elect to deliver a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of Share sale or loan proceeds necessary to pay the Option Price, and, if requested, the amount of any federal, state, local or non-United States withholding taxes.

(iii)   Payment may be made by a "net exercise" pursuant to which the Participant instructs the Company to withhold a number of Shares otherwise deliverable to the Participant upon such exercise of the Option having an aggregate Fair Market Value on the date of exercise equal to the product of: (i) the Option Price multiplied by (ii) the number of Shares in respect of which the Option shall have been exercised, increased by the amount of any applicable withholding taxes.

(iv)   Payment may be made by any other method approved or accepted by the Committee in its discretion.

Subject to any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment in accordance with the preceding provisions of this Section 6(f) and satisfaction of tax obligations in accordance with Section 16, the Company shall deliver to the Participant exercising an Option, in the Participant's name, evidence of book entry Shares, or, upon the Participant's request, Share certificates, in an appropriate amount based upon the number of Shares purchased under the Option, subject to Section 22(g). Unless otherwise determined by the Committee, all payments under all of the methods described above shall be paid in United States dollars.

(g)   Rights as a Stockholder. No Participant or other person shall become the beneficial owner of any Shares subject to an Option, nor have any rights to dividends or other rights of a stockholder with respect to any such Shares, until the Participant has actually received such Shares following exercise of his or her Option in accordance with the provisions of the Plan and the applicable Award Agreement.

(h)   Termination of Service. Except as otherwise provided by Section 6(e) or in the applicable Award Agreement, an Option may be exercised only to the extent that it is then exercisable, and if at all times during the period beginning with the date of granting of such Option and ending on the date of exercise of such Option the Participant is an Employee, Non-Employee Director or Consultant, and shall terminate immediately upon a Termination of Service of the Participant. An Option shall cease to become exercisable upon a Termination of Service of the holder thereof. Notwithstanding the foregoing provisions of this Section 6(h) to the contrary, the Committee may determine in its discretion that an Option may be exercised following any such Termination of Service, whether or not exercisable at the time of such Termination of Service.

(i)   Limitations on Incentive Stock Options.

(i)   General. No ISO shall be granted to any Eligible Individual who is not an Employee of the Company or a Subsidiary on the Grant Date of such Option. Any ISO granted under the Plan shall contain such terms and conditions, consistent with the Plan, as the Committee may determine to be necessary to qualify such Option as an "incentive stock option" under Section 422 of the Code. Any ISO granted under the Plan may be modified by the Committee to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code.

(ii) $100,000 Per Year Limitation. Notwithstanding any intent to grant ISOs, an Option granted under the Plan will not be considered an ISO to the extent that it, together with any other "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to subsection (d) of such Section) under the Plan and any other "incentive stock option" plans of the Company, any Subsidiary and any "parent corporation" of the Company within the meaning of Section 424(e) of the Code, are exercisable for the first time by any Participant during any calendar year with respect to Shares having an aggregate Fair Market Value in excess of $100,000 (or such other limit as may be required by the Code) as of the Grant Date of the Option with respect to such Shares. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted.

(iii)   Options Granted to Certain Stockholders. No ISO shall be granted to an individual otherwise eligible to participate in the Plan who owns (within the meaning of Section 424(d) of the Code), at the Grant Date of such Option, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a Subsidiary or any "parent corporation" of the Company within the meaning of Section 424(e) of the Code. This restriction does not apply if at the Grant Date of such ISO the Option Price of the ISO is at least 110% of the Fair Market Value of a Share on the Grant Date of such ISO, and the ISO by its terms is not exercisable after the expiration of five years from such Grant Date.

7.   *Stock Appreciation Rights*.

(a)   Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant a SAR (i) in connection with, and at the Grant Date of, a related Option (a "Tandem SAR"), or (ii) independent of, and unrelated to, an Option (a "Freestanding SAR"). The Committee shall have complete discretion in determining the number of Shares to which a SAR pertains (subject to Section 4) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to any SAR.

(b)   Grant Price. The Grant Price for each SAR shall be determined by the Committee and set forth in the Award Agreement, subject to the limitations of this Section 7(b). The Grant Price for each Freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date of such Freestanding SAR, except in the case of Substitute Awards or Awards granted in connection with an adjustment provided for in Section 4(c) and in compliance with the nonqualified deferred compensation rules under Code Section 409A, as applicable. The Grant Price of a Tandem SAR shall be equal to the Option Price of the related Option.

(c)   Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR shall be exercisable only when and to the extent the related Option is exercisable and may be exercised only with respect to the Shares for which the related Option is then exercisable. A Tandem SAR shall entitle a Participant to elect, in the manner set forth in the Plan and the applicable Award Agreement, in lieu of exercising his or her unexercised related Option for all or a portion of the Shares for which such Option is then exercisable pursuant to its terms, to surrender such Option to the Company with respect to any or all of such Shares and to receive from the Company in exchange therefor a payment described in Section 7(g). An Option with respect to which a Participant has elected to exercise a Tandem SAR shall, to the extent of the Shares covered by such exercise, be canceled automatically and surrendered to the Company. Such Option shall thereafter remain exercisable according to its terms only with respect to the number of Shares as to which it would otherwise be exercisable, less the number of Shares with respect to which such Tandem SAR has been so exercised. Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the related ISO; (ii) the value of the payment with respect to the Tandem SAR may not exceed the difference between the Fair Market Value of the Shares subject to the related ISO at the time the Tandem

SAR is exercised and the Option Price of the related ISO; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

(d)   Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, in accordance with the Plan, determines and sets forth in the Award Agreement. In the event that any portion of an exercisable Freestanding SAR is scheduled to expire or terminate pursuant to the Plan or the applicable Award Agreement (other than due to Termination of Service for Cause) and both (x) the date on which such portion of the SAR is scheduled to expire or terminate falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by applicable law to be imposed) that would otherwise prohibit exercise of such portion of the SAR and (y) the Grant Price per Share of such portion of the SAR is less than the Fair Market Value of a Share, then on the date that such portion of the SAR is scheduled to expire or terminate, such portion of the SAR (to the extent not previously exercised by the Participant) shall, subject to applicable laws, be automatically exercised on behalf of the Participant. The period of time over which a Freestanding SAR may be exercised shall be automatically extended if on the scheduled expiration date or termination date (other than due to Termination of Service for Cause) of such SAR the Participant's exercise of such SAR would violate an applicable law (except under circumstances described in the preceding sentence); provided, however, that during such extended exercise period the SAR may only be exercised to the extent the SAR was exercisable in accordance with its terms immediately prior to such scheduled expiration date or termination date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such SAR first would no longer violate such law.

(e)   Award Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the number of Shares to which the SAR pertains, the Grant Price, the term of the SAR, and such other terms and conditions as the Committee shall determine in accordance with the Plan.

(f)   Term of SARs. The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and set forth in the Award Agreement; provided, however, that the term of any Tandem SAR shall be the same as the related Option. However, in no event shall the term of a SAR exceed ten (10) years.

(g)   Payment of SAR Amount. An election to exercise SARs shall be deemed to have been made on the date of Notice of such election to the Company. As soon as practicable following such Notice, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i)   The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price of the SAR; by

(ii)   The number of Shares with respect to which the SAR is exercised, after deduction of any tax withholding in accordance with Section 16.

Notwithstanding the foregoing provisions of this Section 7(g) to the contrary, the Committee may establish and set forth in the applicable Award Agreement a maximum amount per Share that will be payable upon the exercise of a SAR. At the discretion of the Committee, such payment upon exercise of a SAR shall be in cash, in Shares of equivalent Fair Market Value as of the date of such exercise, or in some combination thereof.

(h)   Rights as a Stockholder. A Participant receiving a SAR shall have the rights of a stockholder only as to Shares, if any, actually issued to such Participant upon satisfaction or achievement of the terms and conditions of the Award, and in accordance with the provisions of the Plan and the applicable Award Agreement, and not with respect to Shares to which such Award relates but which are not actually issued to such Participant.

(i)   Termination of Service. Except as otherwise provided by Section 7(d) or in the applicable Award Agreement, a SAR may be exercised only to the extent that it is then exercisable, and if at all times during the period beginning with the date of granting of such SAR and ending on the date of exercise of such SAR the Participant is an Employee, Non-Employee Director or Consultant, and shall terminate immediately upon a Termination of Service of the Participant. A SAR shall cease to become exercisable upon a Termination of Service of the holder thereof. Notwithstanding the foregoing provisions of this Section 7(i) to the contrary, the Committee may determine in its discretion that a SAR may be exercised following any such Termination of Service, whether or not exercisable at the time of such Termination of Service; provided, however, that in no event may a SAR be exercised after the expiration date of such SAR specified in the applicable Award Agreement, except as provided in Section 7(c) (in the case of Tandem SARs) or in Section 7(d) (in the case of Freestanding SARs).

8.   *Restricted Stock and Restricted Stock Units.*

(a)   Awards of Restricted Stock and Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Awards of Restricted Stock may be made with or without the requirement of a cash payment from the Participant to whom such Award is made in exchange for, or as a condition precedent to, the completion of such Award and the issuance of Shares of Restricted Stock, and any such required cash payment shall be set forth in the applicable Award Agreement. Subject to the terms and conditions of this Section 8 and the Award Agreement, upon delivery of Shares of Restricted Stock to a Participant, or creation of a book entry evidencing a Participant's ownership of Shares of Restricted Stock, pursuant to Section 8(f), the Participant shall have all of the rights of a stockholder with respect to such Shares, subject to the terms and restrictions set forth in this Section 8 or the applicable Award Agreement or as determined by the Committee.

(b)   Award Agreement. Each Restricted Stock and/or Restricted Stock Unit Award shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine in accordance with the Plan.

(c)   Nontransferability of Restricted Stock. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, encumbered, alienated, hypothecated or otherwise disposed of until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement.

(d)   Period of Restriction and Other Restrictions. The Period of Restriction applicable to an Award of Restricted Stock or Restricted Stock Units shall lapse based on a Participant's continuing service or employment with the Company or an Affiliate, the achievement of Performance Goals, the satisfaction of other conditions or restrictions or upon the occurrence of other events, in each case, as determined by the Committee, at its discretion, and stated in the Award Agreement.

(e)   Delivery of Shares and Settlement of Restricted Stock Units. Upon the expiration of the Period of Restriction with respect to any Shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such Shares, except as set forth in such Award Agreement. If applicable stock certificates are held by the Secretary of the Company or an escrow holder, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the Shares of Restricted Stock that have not then been forfeited and with respect to which the Period of Restriction has expired. Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Period of Restriction with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its discretion, elect to (i) pay cash or part cash and part Shares in lieu of delivering only Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Shares beyond the expiration of the Period of Restriction in accordance with Section 409A of the Code. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of such Shares as of the date on which the Period of Restriction lapsed with respect to such Restricted Stock Units, less applicable tax withholdings in accordance with Section 16.

(f)   Forms of Restricted Stock Awards. Each Participant who receives an Award of Shares of Restricted Stock shall be issued a stock certificate or certificates evidencing the Shares covered by such Award registered in the name of such Participant, which certificate or certificates shall bear an appropriate legend, and, if the Committee determines that the Shares of Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending expiration of the Period of Restriction, the Committee may require the Participant to additionally execute and deliver to the Company: (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) an appropriate stock power (endorsed in blank) with respect to such Shares of Restricted Stock. The Committee may require a Participant who receives a certificate or certificates evidencing a Restricted Stock Award to immediately deposit such certificate or certificates, together with a stock power or other appropriate instrument of transfer, endorsed in blank by the Participant, with signatures guaranteed in accordance with the Exchange Act if required by the Committee, with the Secretary of the Company or an escrow holder as provided in the immediately following sentence. The Secretary of the Company or such escrow holder as the Committee may appoint shall retain physical custody of each certificate representing a Restricted Stock Award until the Period of Restriction and any other restrictions imposed by the Committee or under the Award Agreement with respect to the Shares evidenced by such certificate expire or shall have been removed. The foregoing to the contrary notwithstanding, the Committee may, in its discretion, provide that a Participant's ownership of Shares of Restricted Stock prior to the lapse of the Period of Restriction or any other applicable restrictions shall, in lieu of such certificates, be evidenced by a "book entry" (i.e., a computerized or manual entry) in the records of the Company or its designated agent in the name of the Participant who has received such Award. Such records of the Company or such agent shall, absent manifest error, be binding on all Participants who receive Restricted Stock Awards evidenced in such manner. The holding of Shares of Restricted Stock by the Company or such an escrow holder, or the use of book entries to evidence the ownership of Shares of Restricted Stock, in accordance with this Section 8(f), shall not affect the rights of Participants as owners of the Shares of Restricted Stock awarded to them, nor affect the restrictions applicable to such shares under the Award Agreement or the Plan, including the Period of Restriction.

(g)   Rights as a Stockholder.

(i)   Restricted Stock. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction. During the Period of Restriction, Participants holding Shares of Restricted Stock shall be credited with any cash dividends paid with respect to such Shares while they are so held, unless determined otherwise by the Committee and set forth in the Award Agreement and such cash dividends shall be subject to the same terms and conditions, including the Period of Restriction, as relates to the original Shares of Restricted Stock. Restricted Stock that vests based on the achievement of Performance Goals shall not be paid until and to the extent the award is earned. The Committee may apply any additional restrictions to such dividends that the Committee deems appropriate. In the event of (A) any adjustment as provided in Section 4(c), or (B) any shares or securities are received as a dividend, or an extraordinary dividend is paid in cash, on Shares of Restricted Stock, any new or additional Shares or securities or any extraordinary dividends paid in cash received by a recipient of Restricted Stock shall be subject to the same terms and conditions, including the Period of Restriction, as relate to the original Shares of Restricted Stock.

(ii)   Restricted Stock Units. A Participant receiving Restricted Stock Units shall have the rights of a stockholder only as to Shares, if any, actually issued to such Participant upon expiration of the Period of Restriction and satisfaction or achievement of the terms and conditions of the Award, and in accordance with the provisions of the Plan and the applicable Award Agreement, and not with respect to Shares to which such Award relates but which are not actually issued to such Participant.

(h)   Termination of Employment or Service. Except as otherwise provided in this Section 8(h), during the Period of Restriction, any Restricted Stock Units and/or Shares of Restricted Stock held by a Participant shall be forfeited and revert to the Company (or, if Shares of Restricted Sock were sold to the Participant, the Participant shall be required to resell such Shares to the Company at cost) upon the Participant's Termination of Service or the failure to meet or satisfy any applicable Performance Goals or other terms, conditions and restrictions to the extent set forth in the applicable Award Agreement. Each applicable Award Agreement shall set forth the extent to which, if any, the Participant shall have the right to retain Restricted Stock Units and/or Shares of Restricted Stock, then subject to the Period of Restriction, following such Participant's Termination of Service. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all such Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for, or circumstances of, such Termination of Service.

9.   *Other Stock Based Awards*.

(a)   Other Stock-Based Awards. The Committee may grant types of equity-based or equity-related Awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted Shares), in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Other Stock-Based Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares. The terms and conditions of such Awards shall be consistent with the Plan and set forth in the Award Agreement and need not be uniform among all such Awards or all Participants receiving such Awards.

(b)   Value of Other Stock-Based Awards. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish Performance Goals in its discretion, and any such Performance Goals shall be set forth in the applicable Award Agreement. If the Committee exercises its discretion to establish Performance Goals, the number and/or value of Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which such Performance Goals are met.

(c)   Payment of Other Stock-Based Awards. Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, as set forth in the Award Agreement, in cash, Shares or a combination of cash and Shares, as the Committee determines.

(d)   Rights as a Stockholder. A Participant receiving an Other Stock-Based Award shall have the rights of a stockholder only as to Shares, if any, actually issued to such Participant upon satisfaction or achievement of the terms and conditions of the Award, and in accordance with the provisions of the Plan and the applicable Award Agreement, and not with respect to Shares to which such Award relates but which are not actually issued to such Participant and any dividend or Dividend Equivalents shall be subject to forfeiture to the same extent as the Shares subject to the Other Stock-Based Award.

(e)   Termination of Service. The Committee shall determine the extent to which the Participant shall have the right to receive Other Stock-Based Awards following the Participant's Termination of Service. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in the applicable Award Agreement, but need not be uniform among all Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for Termination of Service.

10.   *Dividend Equivalents*. No adjustment shall be made in the Shares issuable or taken into account under Awards on account of cash dividends that may be paid or other rights that may be issued to the holders of Shares prior to issuance of such Shares under such Award. The Committee may grant Dividend Equivalents based on the dividends declared on Shares that are subject to any Award (other than an Option or Stock Appreciation Right), including any Award the payment or settlement of which is deferred pursuant to Section 20(d). Any Award of Dividend Equivalents may be credited as of the dividend payment dates, during the period between the Grant Date of the Award and the date the Award becomes payable or terminates or expires, as determined by the Committee; however, Dividend Equivalents shall not be payable unless and

until the Award becomes payable, and shall be subject to forfeiture to the same extent as the underlying Award. Dividend Equivalents may be subject to any additional limitations and/or restrictions determined by the Committee. Dividend Equivalents shall be payable in cash, Shares or converted to full-value Awards, calculated based on such formula, as may be determined by the Committee.

11.   *Minimum Vesting Requirement*. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan shall not vest over a period of less than one year from the date on which the Award is granted; provided, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Awards, (ii) Awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next Annual Meeting which is at least fifty (50) weeks after the immediately preceding year's annual meeting; (iii) Shares delivered in lieu of fully vested cash Awards; and (iv) any other Awards with respect to an aggregate number of Shares subject to such Awards that does not exceed five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 4 (subject to adjustment under Section 4(c)); and, provided, further, that the foregoing restriction shall not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, Disability or a Change of Control, in the terms of the Award Agreement or otherwise.

12.   *Transferability of Awards; Beneficiary Designation*.

(a)   Transferability of Incentive Stock Options. No ISO or Tandem SAR granted in connection with an ISO may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or in accordance with Section 12(c). Further, all ISOs and Tandem SARs granted in connection with ISOs granted to a Participant shall be exercisable during his or her lifetime only by such Participant.

(b)   All Other Awards. All Awards granted to a Participant under the Plan, and all rights with respect to such Awards, shall be exercisable or available during his or her lifetime only by or to such Participant. Except as otherwise provided in Section 12(c) or a Participant's Award Agreement or otherwise determined at any time by the Committee, no Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided that the Committee may permit further transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability, subject to Section 12(a) and any applicable Period of Restriction; provided further, however, that no Award may be transferred for value or other consideration without first obtaining approval thereof by the stockholders of the Company. With respect to those Awards, if any, that are permitted to be transferred to another individual, references in the Plan to exercise or payment related to such Awards by or to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee. The terms of any Award transferred in accordance shall apply to the transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the transferee, except that (i) transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (ii) neither the Committee nor the Company shall be required to provide any notice to a transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (iii) the consequences of a Participant's employment termination and other conditions under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that a Stock Option shall be exercisable by the transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement. In the event any Award is exercised by or otherwise paid to the executors, administrators, heirs or distributees of the estate of a deceased Participant, or such a Participant's beneficiary, or the transferee of an Award, in any such case, pursuant to the terms and conditions of the Plan and the applicable Agreement and in accordance with such terms and conditions as may be specified from time to time by the Committee, the Company shall be under no obligation to issue Shares thereunder unless and until the Company is satisfied, as determined in the discretion of the Committee, that the person or persons exercising such Award, or to receive such payment, are the duly appointed legal representative of the deceased Participant's estate or the proper legatees or distributees thereof or the named beneficiary of such Participant, or the valid transferee of such Award, as applicable. Any purported assignment, transfer or encumbrance of an Award that does not comply with this Section 12(b) shall be void and unenforceable against the Company.

(c)   Beneficiary Designation. Each Participant may, from time to time, name any beneficiary or beneficiaries who shall be permitted to exercise his or her Option or SAR or to whom any benefit under the Plan is to be paid in case of the Participant's death before he or she fully exercises his or her Option or SAR or receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, a Participant's unexercised Option or SAR, or amounts due but remaining unpaid to such Participant, at the Participant's death, shall be exercised or paid as designated by the Participant by will or by the laws of descent and distribution.

13.   *Rights of Participants*.

(a)   Rights or Claims. No person shall have any rights or claims under the Plan except in accordance with the provisions of the Plan and any applicable Award Agreement. The liability of the Company and any Affiliate under the Plan is limited to the obligations expressly set forth in the Plan, and no term or provision of the Plan may be construed to impose any further or additional duties, obligations, or costs on the Company or any Affiliate thereof or the Board or the Committee not expressly set forth in the Plan. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award, or to all Awards, or as are expressly set forth in the Award Agreement evidencing such Award. Without limiting the generality of the foregoing, neither the existence of the Plan nor anything contained in the Plan or in any Award Agreement shall be deemed to:

(i)   Give any Eligible Individual the right to be retained in the employment or service of the Company and/or an Affiliate, whether in any particular position, at any particular rate of compensation, for any particular period of time or otherwise;

(ii)   Restrict in any way the right of the Company and/or an Affiliate to terminate, change or modify any Eligible Individual's employment or service at any time with or without Cause;

(iii)   Confer on any Eligible Individual any right of continued relationship with the Company and/or an Affiliate, or alter any relationship between them, including any right of the Company or an Affiliate to terminate, change or modify its relationship with an Eligible Individual;

(iv)   Constitute a contract of employment or service between the Company or any Affiliate and any Eligible Individual, nor shall it constitute a right to remain in the employ or service of the Company or any Affiliate;

(v)   Give any Eligible Individual the right to receive any bonus, whether payable in cash or in Shares, or in any combination thereof, from the Company and/or an Affiliate, nor be construed as limiting in any way the right of the Company and/or an Affiliate to determine, in its sole discretion, whether or not it shall pay any Eligible Individual bonuses, and, if so paid, the amount thereof and the manner of such payment; or

(vi)   Give any Participant any rights whatsoever with respect to an Award except as specifically provided in the Plan and the Award Agreement.

(b)   Adoption of the Plan. The adoption of the Plan shall not be deemed to give any Eligible Individual or any other individual any right to be selected as a Participant or to be granted an Award, or, having been so selected, to be selected to receive a future Award.

(c)   Vesting. Notwithstanding any other provision of the Plan, a Participant's right or entitlement to exercise or otherwise vest in any Award not exercisable or vested at the Grant Date thereof shall only result from continued services as a Non-Employee Director or Consultant or continued employment, as the case may be, with the Company or any Affiliate, or satisfaction of any other Performance Goals or other conditions or restrictions applicable, by its terms, to such Award, except, in each such case, as the Committee may, in its discretion, expressly determine otherwise.

(d)   No Effects on Benefits; No Damages. Payments and other compensation received by a Participant under an Award are not part of such Participant's normal or expected compensation or salary for any purpose, including calculating termination, indemnity, severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments under any laws, plans, contracts, policies, programs, arrangements or otherwise.

(e)   One or More Types of Awards. A particular type of Award may be granted to a Participant either alone or in addition to other Awards under the Plan.

14.   *Change of Control*. In the event of a Change of Control, notwithstanding any provision of the Plan to the contrary, the Committee may, in its sole discretion, take any action with respect to all or any portion of a particular outstanding Award or Awards, including, but not limited to, the following:

(a)   Alternative Awards. Unless otherwise set forth in an Award Agreement or other agreement between a Participant and the Company, the occurrence of a Change of Control will not itself result in the cancellation, acceleration of exercisability or vesting, lapse of any Period of Restriction or settlement or other payment with respect to any outstanding Award to the extent that the Board or the Committee determines in its discretion, prior to such Change of Control, that such outstanding Award shall be assumed, or new rights substituted therefor (such assumed or substituted Award being hereinafter referred to as an "Alternative Award") by the New Employer, provided that any Alternative Award must:

(i)   be based on securities that are traded on an established United States securities market, or which will be so traded within sixty (60) days following the Change of Control;

(ii)   provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

(iii)   have substantially equivalent economic value to such Award immediately prior to the Change of Control (as determined by the Board or the Committee, as constituted prior to the Change of Control, in its discretion);

(iv)   have terms and conditions which provide that if the Participant incurs a Termination of Service from the New Employer due to Termination of Service by (A) the New Employer for any reason other than Cause, death or Disability; or (B) the Participant with Good Reason, in either case, prior to the second anniversary of the Change of Control, (1) any conditions on the Participant's rights under, or any restrictions on transfer or exercisability applicable to, such Alternative Award shall be waived or shall lapse in full, and such Alternative Award shall become fully vested and exercisable, as the case may be, and (2) to the extent applicable, each such Alternative Award outstanding as of the date of such Termination of Service may thereafter be exercised until the *later* of (a) the last date on which such Award would have been exercisable in the absence of this Section 14(a), and (b) the earlier of (I) the second anniversary of such Change of Control and (II) expiration of the term of such Award; *provided*, *however*, if the exercise or vesting of any Award would otherwise be subject to the achievement of performance conditions, the Performance Goals applicable to any outstanding Awards shall be deemed to have been attained at target (unless the actual performance attainment level exceeds the target, in which case the actual performance attainment level shall be applied for purposes of determining the vested amount) for the entire applicable performance period then outstanding; and

(v)   not subject the Participant to the assessment of additional taxes under Section 409A of the Code.

(b)   Awards not Assumed or Replaced.

(i)   Unless otherwise set forth in an Award Agreement or other agreement between a Participant and the Company, in the event Section 14(a) does not apply, upon a Change of Control, (1) all outstanding Awards shall become fully vested, nonforfeitable and, to the extent applicable, exercisable immediately prior to the Change of Control; (2) the Performance Goals applicable to any outstanding Awards shall be deemed to have been attained at target (unless actual performance exceeds the target, in which case actual performance shall be used) for the entire applicable performance period then outstanding; (3) the Board or the Committee (as constituted prior the Change of Control) may, in addition to the consequences otherwise set forth in this Section 14(b)(i), convert, cash out, cancel and pay to the holders thereof (in cash or stock, or any combination thereof) the value of such Awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such Change of Control, and settle and/or terminate outstanding Awards as it deems appropriate and consistent with the Plan's purposes; and (4) in the case of any Award with an exercise price that equals or exceeds the price paid for a share of Common Stock in connection with the Change of Control, the Committee may cancel the Award without the payment of consideration therefor.

(ii)   Payments. Payment of any amounts in accordance with this Section 14(b) shall be made in cash or, if determined by the Board or the Committee (as constituted prior to the Change of Control), in securities of the New Employer that are traded on an established United States securities market, or which will be so traded within sixty (60) days following the Change of Control, having an aggregate fair market value (as determined by such Board or Committee) equal to such amount or in a combination of such securities and cash. All amounts payable hereunder shall be payable in full, as soon as reasonably practicable, but in no event later than ten (10) business days, following the Change of Control, subject to Section 2(i) hereof.

(c)   Certain Terminations of Service Prior to Change of Control. Any Participant who incurs a Termination of Service under any circumstances other than involuntary Termination of Service for Cause or resignation without Good Reason on or after the date on which the Company entered into an definitive agreement, the consummation of which would constitute a Change of Control, but prior to such consummation, and such Change of Control actually occurs, shall be treated, solely for purposes of the Plan (including this Section 14), as continuing in the Company's, or the applicable Affiliate's, employment or service until the occurrence of such Change of Control and to have been terminated under such circumstances immediately thereafter.

(d)   Termination, Amendment, and Modifications of Change of Control Provisions. Notwithstanding any other provision of the Plan or any Award Agreement provision, the provisions of this Section 14 may not be terminated, amended, or modified on or after the date of a Change of Control to materially impair any Participant's Award theretofore granted and then outstanding under the Plan without the prior written consent of such Participant.

(e)   No Implied Rights; Other Limitations. No Participant shall have any right to prevent the consummation of any of the acts described in Section 4(c) or this Section 14 affecting the number of Shares available to, or other entitlement of, such Participant under the Plan or such Participant's Award. Any actions or determinations of the Committee under this Section 14 need not be uniform as to all outstanding Awards, nor treat all Participants identically. Notwithstanding the foregoing provisions of this Section 14, the Committee shall determine the adjustments provided in this Section 14: (i) subject to Section 16(g)(vi), and (ii) after taking into account, among other things, to the extent applicable, the provisions of the Code applicable to Incentive Stock Options, and in no event may any ISO be exercised after ten (10) years from the Grant Date thereof.

15. *Amendment and Termination.*

(a)   Amendment and Termination of the Plan. The Board may, at any time and with or without prior notice, amend, alter, suspend or terminate the Plan, retroactively or otherwise, but no such amendment, alteration, suspension or termination of the Plan shall be made which would materially impair the previously accrued rights of any Participant with respect to a previously granted Award without such Participant's consent, except any such amendment made to comply with applicable law, tax rules, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by any applicable law, tax rules, stock exchange rules or accounting rules.

(b)   Amendment of Awards. Subject to the immediately following sentence, the Committee may unilaterally amend or alter the terms of any Award theretofore granted, including any Award Agreement, retroactively or otherwise, but no such amendment shall be inconsistent with the terms and conditions of the Plan or materially impair the previously accrued rights of the Participant to whom such Award was granted with respect to such Award without his or her consent, except such an amendment made to cause the Plan or such Award to comply with applicable law, tax rules, stock exchange rules or accounting rules. Except as provided in Section 4(d), the Committee shall not without the prior approval of the Company's stockholders (i) amend the terms of an outstanding Option or SAR to reduce the Option Price or Grant Price thereof, (ii) cancel an Option or SAR when the Option Price or Grant Price exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the Applicable Exchange.

16. *Taxes.*

(a)   Tax Withholding. The Company and/or any Affiliate are authorized to withhold from any Award granted or payment due under the Plan the amount of all Federal, state, local and non-United States taxes due in respect of such Award or payment and take any such other action as may be necessary or appropriate, as determined by the Committee, to satisfy all obligations for the payment of such taxes. No later than the date as of which an amount first becomes includible in the gross income or wages of a Participant for federal, state, local, or non-U.S. tax purposes with respect to any Award, such Participant shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any federal, state, local or non-U.S. taxes or social security (or similar) contributions of any kind required by law to be withheld with respect to such amount. The obligations of the Company under the Plan shall be conditional on such payment or satisfactory arrangements (as determined by the Committee in its discretion), and the Company and the Subsidiaries and Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant, whether or not under the Plan.

(b)   Withholding or Tendering Shares. Without limiting the generality of Section 16(a), subject to any applicable laws, a Participant may (unless disallowed by the Committee) elect to satisfy or arrange to satisfy, in whole or in part, the tax obligations incident to an Award by: (i) electing to have the Company withhold Shares or other property otherwise deliverable to such Participant pursuant to his or her Award, and/or (ii) tendering to the Company Shares already owned by such Participant (or by such Participant and his or her spouse jointly) and either previously acquired by the Participant on the open market at the time of exercise or payment (or which meet any such other requirements as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such Shares to satisfy such tax obligations), based, in each case, on the Fair Market Value of the Common Stock on the payment date as determined by the Committee; provided, however, that any Shares that may be withheld above the applicable minimum statutory rate shall not be added back to the share pool pursuant to Section 4(b) of the Plan and shall not again be available for Awards under the Plan. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for settlement of withholding obligations with Common Stock.

(c)   <u>Restrictions</u>. The satisfaction of tax obligations pursuant to this Section 16 shall be subject to such restrictions as the Committee may impose, including any restrictions required by applicable law or the rules and regulations of the SEC, and shall be construed consistent with an intent to comply with any such applicable laws, rules and regulations.

(d)   <u>Special ISO Obligations</u>. The Committee may require a Participant to give prompt written notice to the Company concerning any disposition of Shares received upon the exercise of an ISO within: (i) two (2) years from the Grant Date of such ISO to such Participant or (ii) one (1) year from the transfer of such Shares to such Participant or (iii) such other period as the Committee may from time to time determine. The Committee may direct that a Participant with respect to an ISO undertake in the applicable Award Agreement to give such written notice described in the preceding sentence, at such time and containing such information as the Committee may prescribe, and/or that the certificates evidencing Shares acquired by exercise of an ISO refer to such requirement to give such notice.

(e)   <u>Section 83(b) Election</u>. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to an Award as of the date of transfer of Shares rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall deliver a copy of such election to the Company upon or prior to the filing such election with the Internal Revenue Service. Neither the Company nor any Affiliate shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

(f)   <u>No Guarantee of Favorable Tax Treatment</u>. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Code Section 409A, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Code Section 409A or any other provision of federal, state, local, or non-United States law. The Company shall not be liable to any Participant for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

(g)   <u>Nonqualified Deferred Compensation</u>.

(i)   Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law. The Company shall not be liable to any Participant for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

(ii)   The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for payment or elective or mandatory deferral of the payment or delivery of Shares or cash pursuant thereto, and any rules regarding treatment of such Awards in the event of a Change of Control, shall be set forth in the applicable Award Agreement and shall be intended to comply in all respects with Section 409A of the Code, and the Plan and the terms and conditions of such Awards shall be interpreted and administered accordingly.

(iii)   The Committee shall not extend the period to exercise an Option or Stock Appreciation Right to the extent that such extension would cause the Option or Stock Appreciation Right to become subject to Code Section 409A.

(iv)   No Dividend Equivalents shall relate to Shares underlying an Option or SAR.

(v)   The Company shall have complete discretion to interpret and construe the Plan and any Award Agreement in any manner that establishes an exemption from (or compliance with) the requirements of Code Section 409A. If for any reason, such as imprecision in drafting, any provision of the Plan and/or any Award Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Code Section 409A, as demonstrated by consistent interpretations or other evidence of intent, such provision shall be considered ambiguous as to its exemption from (or compliance with) Code Section 409A and shall be interpreted by the Company in a manner consistent with such intent, as determined in the discretion of the Company. If, notwithstanding the foregoing provisions of this Section 16(g)(v), any provision of the Plan or any Award Agreement would cause a Participant to incur any additional tax or interest under Code Section 409A, the Company shall reform such provision in a manner intended to avoid the incurrence by such Participant of any such additional tax or interest to the extent practicable; provided that the Company shall maintain, to the extent reasonably practicable, the original intent and economic benefit to the Participant of the applicable provision without violating the provisions of Code Section 409A.

(vi)   Notwithstanding the provisions of Section 4(d) to the contrary, (1) any adjustments made pursuant to Section 4(d) to Awards that are considered "deferred compensation" subject to Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (2) any adjustments made pursuant to Section 4(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (3) in any event, neither the Committee nor the Board shall have any authority to make any adjustments, substitutions or changes pursuant to Section 4(d) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date thereof to be subject to Section 409A of the Code.

(vii)   Notwithstanding any other provision in the Plan, any Award Agreement or any other written document establishing the terms and conditions of an Award, if any Participant is a "specified employee," within the meaning of Section 409A of the Code, as of the date of his or her "separation from service" (as defined under Section 409A of the Code), then, to the extent required by Treasury Regulation Section 1.409A-3(i)(2) (or any successor provision) in order to avoid the imposition of taxes thereunder, any payment of "deferred compensation" (as defined under Section 409A) made to such Participant on account of his or her separation from service shall not be made before a date that is six months after the date of his or her separation from service, or if earlier, upon death. The Committee may elect any of the methods of applying this rule that are permitted under Treasury Regulation Section 1.409A-3(i)(2)(ii) (or any successor provision).

17.   *Limits of Liability; Indemnification*.

(a)   Limits of Liability. Any liability of the Company or an Affiliate to any Participant with respect to any Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement.

(i)   None of the Company, any Affiliate, any member of the Board or the Committee or any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability, in the absence of bad faith, to any party for any action taken or not taken in connection with the Plan, except as may expressly be provided by statute.

(ii)   Each member of the Committee, while serving as such, shall be considered to be acting in his or her capacity as a director of the Company. Members of the Board of Directors and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except for gross negligence or willful misconduct in the performance of their duties.

(iii)   The Company shall not be liable to a Participant or any other person as to: (i) the non-issuance of Shares as to which the Company has been unable to obtain from any regulatory body having relevant jurisdictional authority deemed by the Committee or the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Option or other Award, or (iii) any tax, interest, or penalties any Participant or other person might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

(b)   Indemnification. Subject to the requirements of Delaware law, each individual who is or shall have been a member of the Committee or of the Board, or an officer of the Company to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of the individual's own willful misconduct or except as provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individual may be entitled under the Company's Certificate of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify or hold harmless such individual.

18.   *Successors*. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

19.   *Forfeiture / Clawback*. The Committee may, in its discretion, specify in an Award Agreement or a policy that will be deemed incorporated into an Award Agreement by reference (regardless of whether such policy is established before or after the date of such Award Agreement), that a Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or performance conditions of an Award. Such events may include, but shall not be limited to, Termination of Service with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or restatement of the Company's financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

20.   *Miscellaneous*.

(a)   Drafting Context; Captions. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural. The words "Section," and "paragraph" herein shall refer to provisions of the Plan, unless expressly indicated otherwise. The words "include," "includes," and "including" herein shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of similar import, unless the context otherwise requires. The headings and captions appearing herein are inserted only as a matter of convenience. They do not define, limit, construe, or describe the scope or intent of the provisions of the Plan.

(b)   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(c)   Exercise and Payment of Awards. An Award shall be deemed exercised or claimed when the Secretary of the Company or any other Company official or other person designated by the Committee for such purpose receives appropriate Notice from a Participant, in form acceptable to the Committee, together with payment of the applicable Option Price, Grant Price or other purchase price, if any, and compliance with Section 16, in accordance with the Plan and such Participant's Award Agreement.

(d)   Deferrals. Subject to applicable law, the Committee may from time to time establish procedures pursuant to which a Participant may defer on an elective or mandatory basis receipt of all or a portion of the cash or Shares subject to an Award on such terms and conditions as the Committee shall determine, including those of any deferred compensation plan of the Company or any Affiliate specified by the Committee for such purpose and in accordance with Section 409A of the Code.

(e)   No Effect on Other Plans. Neither the adoption of the Plan nor anything contained herein shall affect any other compensation or incentive plans or arrangements of the Company or any Affiliate, or prevent or limit the right of the Company or any Affiliate to establish any other forms of incentives or compensation for their directors, officers, eligible employees or consultants or grant or assume options or other rights otherwise than under the Plan.

(f)   Section 16 of Exchange Act. The provisions and operation of the Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing profit recovery rules of Section 16(b) of the Exchange Act. Unless otherwise stated in the Award Agreement, notwithstanding any other provision of the Plan, any Award granted to an Insider shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16(b) of the Exchange Act (including Rule 16b-3) that are requirements for the application of such exemptive rule, and the Plan and the Award Agreement shall be deemed amended to the extent necessary to conform to such limitations.

(g)   Requirements of Law; Limitations on Awards.

(i)   The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(ii)   If at any time the Committee shall determine, in its discretion, that the listing, registration and/or qualification of Shares upon any securities exchange or under any state, Federal or non-United States law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the sale or purchase of Shares hereunder, the Company shall have no obligation to allow the grant, exercise or payment of any Award, or to issue or deliver evidence of title for Shares issued under the Plan, in whole or in part, unless and until such listing, registration, qualification, consent and/or approval shall have been effected or obtained, or otherwise provided for, free of any conditions not acceptable to the Committee.

(iii)   If at any time counsel to the Company shall be of the opinion that any sale or delivery of Shares pursuant to an Award is or may be in the circumstances unlawful or result in the imposition of excise taxes on the Company or any Affiliate under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act, or otherwise with respect to Shares or Awards and the right to exercise or payment of any Option or Award shall be suspended until, in the opinion of such counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company or any Affiliate.

(iv)   Upon termination of any period of suspension under this Section 22(g), any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all Shares available before such suspension and as to the Shares which would otherwise have become available during the period of such suspension, but no suspension shall extend the term of any Award.

(v)   The Committee may require each person receiving Shares in connection with any Award under the Plan to represent and agree with the Company in writing that such person is acquiring such Shares for investment without a view to the distribution thereof, and/or provide such other representations and agreements as the Committee may prescribe. The Committee, in its absolute discretion, may impose such restrictions on the ownership and transferability of the Shares purchasable or otherwise receivable by any person under any Award as it deems appropriate. Any such restrictions shall be set forth in the applicable Award Agreement, and the certificates evidencing such shares may include any legend that the Committee deems appropriate to reflect any such restrictions.

(vi)   An Award and any Shares received upon the exercise or payment of an Award shall be subject to such other transfer and/or ownership restrictions and/or legending requirements as the Committee may establish in its discretion and may be referred to on the certificates evidencing such Shares, including restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

(h)   Participants Deemed to Accept Plan. By accepting any benefit under the Plan, each Participant and each person claiming under or through any such Participant shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Board, the Committee or the Company, in any case in accordance with the terms and conditions of the Plan.

(i)   Governing Law. Except as to matters concerning the issuance of Shares or other matters of corporate governance, which shall be determined, and related Plan and Award provisions, which shall be construed, under the laws of the State of Delaware, the Plan and each Award Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, Participants are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of the State of Colorado, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

(j)   Plan Unfunded. The Plan shall be an unfunded plan for incentive compensation. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the issuance of Shares or the payment of cash upon exercise or payment of any Award. Proceeds from the sale of Shares pursuant to Options or other Awards granted under the Plan shall constitute general funds of the Company. With respect to any payments not yet made to any person pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give such person any rights that are greater than those of a general creditor of the Company or any Affiliate, and a Participant's rights under the Plan at all times constitute an unsecured claim against the general assets of the Company for the payment any amounts as they come due under the Plan. Neither the Participant nor the Participant's duly-authorized transferee or beneficiaries shall have any claim against or rights in any specific assets, Shares, or other funds of the Company or any Affiliate.

(k)   Administration Costs. The Company shall bear all costs and expenses incurred in administering the Plan, including expenses of issuing Shares pursuant to any Options or other Awards granted hereunder.

(l)   Uncertificated Shares. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may nevertheless be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of the Applicable Exchange.

(m)   No Fractional Shares. An Option or other Award shall not be exercisable, vested or settled, as applicable, with respect to a fractional Share or the lesser of fifty (50) shares or the full number of Shares then subject to the Option or other Award. No fractional Shares shall be issued upon the exercise, vesting or settlement of an Option or other Award, as applicable.

(n)   Affiliate Eligible Individuals. In the case of a grant of an Award to any Eligible Individual of an Affiliate, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to such Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that such Affiliate will transfer such Shares to such Eligible Individual in accordance with the terms and conditions of such Award and those of the Plan. The Committee may also adopt procedures regarding treatment of any Shares so transferred to an Affiliate that are subsequently forfeited or canceled.

(o) <u>Right of Offset</u>. The Company and the Affiliates shall have the right to offset against the obligations to make payment or issue any Shares to any Participant under the Plan, any outstanding amounts (including travel and entertainment advance balances, loans, tax withholding amounts paid by the employer or amounts repayable to the Company or any Affiliate pursuant to tax equalization, housing, automobile or other employee programs) such Participant then owes to the Company or any Affiliate and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement, in each case to the extent permitted by applicable law and not in violation of Code Section 409A.

(p) <u>Participants Based Outside of the United States</u>. The Committee may grant awards to Eligible Individuals who are non-United States nationals, or who reside outside the United States or who are not compensated from a payroll maintained in the United States or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and comply with such legal or regulatory provisions, and, in furtherance of such purposes, the Committee may make or establish such modifications, amendments, procedures or sub-plans as may be necessary or advisable to comply with such legal or regulatory requirements (including to maximize tax efficiency).

Annex B

Non-GAAP Compensation Measures — Annex B-1

2019 Corporate Performance Bonus EBITDA

Management of the Company uses Corporate Performance Bonus Adjusted Earnings before interest, taxes and depreciation and amortization (CPB EBITDA) to evaluate the Company's performance for compensation purposes in connection with the calculation of the Corporate Performance Bonus results. Under the program, CPB EBITDA may be adjusted for one-time accounting items such as asset sales and impairments and for certain commodity and currency impacts as compared to the previously approved annual budget plan which are not in management's control. CPB EBITDA differs from what is reported under accounting principles generally accepted in the U.S. ("GAAP"). Further to the discussion of this metric in the "Compensation Discussion and Analysis," a reconciliation of CPB EBITDA for the year-ended December 31, 2019, appears below.

	YEAR ENDED DECEMBER 31, 2019[1]
Net income (loss) attributable to Newmont stockholders	$ 2,805
Net income (loss) attributable to noncontrolling interests	79
Loss (income) from discontinued operations[3]	72
Equity loss (income) of affiliates	(95)
Income and mining tax expense (benefit)	832
Depreciation and amortization	1,960
Interest expense, net	301
EBITDA	$ 5,954
EBITDA attributable to noncontrolling interest from continuing operations[4]	(192)
EBITDA attributable to Newmont stockholders	$ 5,762
Adjustments, net of noncontrolling interest:	
Gain on formation of Nevada Gold Mines[5]	(2,390)
Goldcorp transaction and integration costs[6]	217
Change in fair value of investments[7]	(166)
Reclamation and remediation charges[8]	99
Loss (gain) on asset and investment sales[9]	(28)
Nevada JV transaction and integration costs[10]	30
Restructuring and other[11]	(9)
Impairment of long-lived assets[12]	4
Impairment of investments[13]	2
Attributable Adjusted EBITDA	$ 3,521
2019 Allowable Adjustments[14]	(536)
CPB ADJUSTED EBITDA	$ 2,985
Shares Outstanding as of Dec 31, 2019	808[2]
CPB ADJUSTED EBITDA PER SHARE	$ 3.69

(1)   Dollars in the table above are presented in millions, other than per share data.

(2)   808,116,607 shares of common stock

(3)   *Net loss (income) from discontinued operations* relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $84 and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $(12).

(4)   EBITDA attributable to noncontrolling interest from continuing operations is calculated by adding the following amounts attributable to noncontrolling interests: net income (loss) from continuing operations, net of tax of $79; income and mining tax expense (benefit) of $25; interest expense of $1; intercompany profit (loss) of $4; and depreciation and amortization of $83.

(5)   Gain on formation of Nevada Gold Mines represents the difference between the fair value of our 38.5% interest in NGM and the carrying value of the Nevada mining operations contributed.

(6)   Goldcorp transaction and integration costs, included in *Other expense, net*, represents costs incurred related to the Newmont Goldcorp transaction during 2019.

(7)   Change in fair value of investments, included in *Other income, net*, primarily represents unrealized holding gains and losses on marketable equity securities and our investment instruments in Continental Gold Inc.

(8)   Reclamation and remediation charges, net, included in *Reclamation and remediation*, represent revisions to remediation plans at the Company's former historic mining operations, including adjustments related to updated water management costs for operations no longer in production at the Yanacocha mine, updated project cost estimates at the Mule Canyon and Northumberland mine sites and a review of the project cost estimates at the Midnite and Dawn remediation site, as well as increased water management costs at the Con mine. Amount is presented net of income (loss) attributable to noncontrolling interests of $(21).

(9)   Loss (gain) on asset and investment sales, net, included in *Other income, net*, primarily represents a gain on the sale of exploration land. Amount is presented net of income (loss) attributable to noncontrolling interests of $2.

(10)   Nevada JV transaction and integration costs, included in *Other expense, net,* primarily represents costs incurred related to the Nevada JV Agreement, including hostile defense fees, during 2019.

(11)   Restructuring and other, net, included in *Other expense, net*, primarily represents certain costs, unrelated to the Newmont Goldcorp transaction or the formation of NGM, associated with severance and employee-related benefits, and legal and other settlements of $12. Restructuring and other, net included in *Other income, net*, primarily represents net pension curtailment gains of $20. Amount is presented net of income (loss) attributable to noncontrolling interests of $(1).

(12)   Impairment of long-lived assets, net, included in *Impairment of long-lived assets*, represents non-cash write-downs of long-lived assets. Amount is presented net of income (loss) attributable to noncontrolling interests of $(1).

(13)   Impairment of investments, included in *Other income, net*, represents other-than-temporary impairments of other investments.

(14)   CPB related adjustments include the removal of July-December Nevada attributable adjusted EBITDA.

Non-GAAP Financial Measures

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. generally accepted accounting principles ("GAAP"). These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Unless otherwise noted, we present the Non-GAAP financial measures of our continuing operations in the tables below.

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

Management uses Earnings before interest, taxes and depreciation and amortization ("EBITDA") and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period ("Adjusted EBITDA") as non-GAAP measures to evaluate the Company's operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of

Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. *Net income (loss) attributable to Newmont stockholders* is reconciled to EBITDA and Adjusted EBITDA as follows:

	YEARS ENDED DECEMBER 31,		
	2019[1]	2018[1]	2017[1]
Net income (loss) attributable to Newmont stockholders	$ 2,805	$ 341	$ (114)
Net income (loss) attributable to noncontrolling interests	79	39	5
Net loss (income) from discontinued operations[2]	72	(61)	38
Equity loss (income) of affiliates	(95)	33	16
Income and mining tax expense (benefit)	832	386	1,127
Depreciation and amortization	1,960	1,215	1,261
Interest expense, net	301	207	241
EBITDA	$ 5,954	$2,160	$2,574
Adjustments:			
Gain on formation of Nevada Gold Mines[3]	$(2,390)	$ —	$ —
Goldcorp transaction and integration costs[4]	217	—	—
Change in fair value of investments[5]	(166)	50	—
Reclamation and remediation charges[6]	120	21	69
Loss (gain) on asset and investment sales[7]	(30)	(100)	(23)
Nevada JV transaction and integration costs[8]	30	—	—
Restructuring and other[9]	(8)	20	14
Impairment of long-lived assets[10]	5	369	14
Impairment of investments[11]	2	42	—
Emigrant leach pad write-down[12]	—	22	—
Acquisition cost adjustments[13]	—	—	2
Adjusted EBITDA	$ 3,734	$2,584	$2,650

[1] Dollars in the table above are presented in millions.

[2] *Net loss (Income) from discontinued operations* relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $84 and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $(12).

[3] Gain on formation of Nevada Gold Mines represents the difference between the fair value of our 38.5% interest in NGM and the carrying value of the Nevada mining operations contributed.

[4] Goldcorp transaction and integration costs, included in *Other expense, net,* primarily represents costs incurred related to the Newmont Goldcorp transaction during 2019.

[5] Change in fair value of investments, included in *Other income, net*, primarily represents unrealized holding gains and losses on marketable equity securities and our investment instruments in Continental Gold Inc.

[6] Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to reclamation and remediation plans and cost estimates at the Company's former historic mining operations. The 2019 charges include updated water management costs for operations no longer in production at the Yanacocha mine, updated project cost estimates at the Mule Canyon and Northumberland mine sites and a review of the project cost estimates at the Midnite and Dawn remediation site, as well as increased water management costs at the Con mine. The 2018 charges include adjustments at the Idarado, Lone Tree and Rain remediation and closure sites. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017.

[7] Loss (gain) on asset and investment sales, included in *Other income, net*, primarily represents a gain on the sale of exploration land in 2019, a gain from the exchange of certain royalty interests for cash consideration and an equity ownership and warrants in Maverix in 2018 and a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Star Diamond Corporation ("Star Diamond"), formerly known as Shore Gold Inc. ("Shore Gold") in 2017.

(8) Nevada JV transaction and integration costs, included in *Other expense, net*, primarily represents costs incurred related to the Nevada JV Agreement, including hostile defense fees, during 2019.

(9) Restructuring and other, net included in *Other expense, net*, primarily represents certain costs, unrelated to the Newmont Goldcorp transaction or the formation of NGM, associated with severance and employee-related benefits, and legal and other settlements of $12, $20, $14. Restructuring and other, net included in *Other income, net*, primarily represents net pension curtailment gains of ($20), $-, $-.

(10) Impairment of long-lived assets, included in *Impairment of long-lived assets*, represents non-cash write-downs of long-lived assets. Impairments include $366 related to long-lived assets in Nevada in 2018.

(11) Impairment of investments, included in *Other income, net*, represents other-than-temporary impairments of other investments.

(12) The Emigrant leach pad write-down, included in *Costs applicable to sales*, represents a write-down to reduce the carrying value of the leach pad to net realizable value at Emigrant due to a change in mine plan resulting in a significant decrease in mine life in 2018.

(13) Acquisition cost adjustments, included in *Other expense, net*, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009.

Net debt to Pro forma Adjusted EBITDA ratio

Management uses net debt to Pro forma Adjusted EBITDA as non-GAAP measures to evaluate the Company's operating performance, including our ability to generate earnings sufficient to service our debt. Net debt to Pro forma Adjusted EBITDA represents the ratio of the Company's debt, net of cash and cash equivalents, to Pro forma Adjusted EBITDA. Net debt to Pro forma Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Net Debt to Pro forma Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of net debt to Pro forma Adjusted EBITDA measure is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that net debt to Pro forma Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of net debt to Pro forma Adjusted EBITDA is evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to Pro forma Adjusted EBITDA as follows:

	THREE MONTHS ENDED DECEMBER 31, 2019	THREE MONTHS ENDED SEPTEMBER 30, 2019	THREE MONTHS ENDED JUNE 30, 2019	THREE MONTHS ENDED MARCH 31, 2019
Net income (loss) attributable to Newmont stockholders	$ 565	$ 2,178	$ (25)	$ 87
Net income (loss) attributable to noncontrolling interests	(4)	26	25	32
Net loss (income) from discontinued operations	(28)	48	26	26
Equity loss (income) of affiliates	(42)	(32)	(26)	5
Income and mining tax expense (benefit)	129	558	20	125
Depreciation and amortization	613	548	487	312
Interest expense, net	84	77	82	58
EBITDA	**1,317**	**3,403**	**589**	**645**
EBITDA Adjustments:				
Gain on formation of Nevada Gold Mines	(24)	(2,366)	—	—
Goldcorp transaction and integration costs	32	26	114	45

Annex B

	THREE MONTHS ENDED DECEMBER 31, 2019	THREE MONTHS ENDED SEPTEMBER 30, 2019	THREE MONTHS ENDED JUNE 30, 2019	THREE MONTHS ENDED MARCH 31, 2019
Change in fair value of investments	(91)	(19)	(35)	(21)
Reclamation and remediation charges	71	17	32	—
Loss (gain) on asset and investment sales	2	1	(32)	(1)
Nevada JV transaction and integration costs	4	3	11	12
Restructuring and other	(23)	10	—	5
Impairment of long-lived assets	1	3	—	1
Impairment of investments	—	1	—	1
Emigrant leach pad write-down	—	—	—	—
Adjusted EBITDA	1,289	1,079	679	687
Goldcorp adjusted EBITDA (prior to acquisition)[1]	—	—	(66)	148
Total pro forma adjusted EBITDA	**$ 1,289**	**$ 1,079**	**$613**	**$835**
12 month trailing Adjusted EBITDA	$ 3,816			
Total Gross Debt	$ 6,834			
Less: Cash and cash equivalents	(2,243)			
Total net debt	$ 4,591			
Net debt to pro forma adjusted EBITDA	1.2			

[1] Represents Goldcorp's pre-acquisition Adjusted EBITDA on a US GAAP basis from January 1, 2019 through to the acquisition date, April 18, 2019. This amount is added to our adjusted EBITDA to include a full twelve months of Goldcorp results on a pro forma basis for the twelve months ended December 31, 2019. The pro forma adjusted EBITDA was derived from Goldcorp management unaudited financial information for the three months ended March 31, 2019 and April 1, 2019 through April 18, 2019, the acquisition date. Goldcorp's pre-acquisition Adjusted EBITDA has been added to our adjusted EBITDA for the purposes of Net Debt to Pro Forma Adjusted EBITDA ratio only.

Free Cash Flow

Management uses Free Cash Flow as a non-GAAP measure to analyze cash flows generated from operations. Free Cash Flow is *Net cash provided by (used in) operating activities* less *Net cash provided by (used in) operating activities of discontinued operations* less *Additions to property, plant and mine development* as presented on the Consolidated Statements of Cash Flows. The Company believes Free Cash Flow is also useful as one of the bases for comparing the Company's performance with its competitors. Although Free Cash Flow and similar measures are frequently used as measures of cash flows generated from operations by other companies, the Company's calculation of Free Cash Flow is not necessarily comparable to such other similarly titled captions of other companies.

The presentation of non-GAAP Free Cash Flow is not meant to be considered in isolation or as an alternative to net income as an indicator of the Company's performance, or as an alternative to cash flows from operating activities as a measure of liquidity as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The Company's definition of Free Cash Flow is limited in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flow as a measure that provides supplemental information to the Company's Consolidated Statements of Cash Flows.

The following table sets forth a reconciliation of Free Cash Flow, a non-GAAP financial measure, to *Net cash provided by (used in) operating activities*, which the Company believes to be the GAAP financial measure most directly comparable to Free Cash Flow, as well as information regarding *Net cash provided by (used in) investing activities* and *Net cash provided by (used in) financing activities*.

	YEARS ENDED DECEMBER 31,		
	2019	2018	2017
Net cash provided by (used in) operating activities	$ 2,866	$ 1,827	$ 2,124
Less: Net cash used in (provided by) operating activities of discontinued operations	10	10	15
Net cash provided by (used in) operating activities of continuing operations	2,876	1,837	2,139
Less: Additions to property, plant and mine development	(1,463)	(1,032)	(866)
Free Cash Flow	$ 1,413	$ 805	$ 1,273
Net cash provided by (used in) investing activities[1]	$(1,226)	$ (1,177)	$ (946)
Net cash provided by (used in) financing activities	$(2,777)	$ (455)	$ (668)

[1] *Net cash provided by (used in) investing activities* includes *Additions to property, plant and mine development*, which is included in the Company's computation of Free Cash Flow.

Costs applicable to sales per ounce/pound

Costs applicable to sales per ounce/gold equivalent ounce are non-GAAP financial measures. These measures are calculated by dividing the costs applicable to sales of gold and other metals by gold ounces or gold equivalent ounces sold, respectively. These measures are calculated for the periods presented on a consolidated basis. Costs applicable to sales per ounce/gold equivalent ounce statistics are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

Annex B

The following tables reconcile these non-GAAP measures to the most directly comparable GAAP measures.

	GOLD[1]			GEO[2]		
	YEARS ENDED DECEMBER 31,			YEARS ENDED DECEMBER 31,		
	2019	2018	2017	2019	2018	2017
Costs applicable to sales[3]	$4,663	$3,906	$3,899	$532	$187	$163
Gold/GEO sold (thousand ounces)[4]	6,465	5,516	5,632	621	238	208
Costs applicable to sales per ounce[5]	$ 721	$ 708	$ 692	$858	$782	$784

[1] Includes by-product credits of $91, $50 and $51 in 2019, 2018 and 2017, respectively.

[2] Includes by-product credits of $3, $3 and $4 in 2019, 2018 and 2017, respectively.

[3] Excludes *Depreciation and amortization* and *Reclamation and remediation*.

[4] Gold equivalent ounces are calculated as pounds or ounces sold multiplied by the ratio of the other metals price to the gold price using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($15/oz.), Lead ($0.90/lb.) and Zinc ($1.05/lb.) pricing for 2019, Gold ($1,250/oz.) and Copper ($2.70/lb.) pricing for 2018 and Gold ($1,200/oz.) and Copper ($2.25/lb.) pricing for 2017.

[5] Per ounce measures may not recalculate due to rounding.

All-In Sustaining Costs

Newmont has developed a metric that expands on GAAP measures, such as cost of goods sold, and non-GAAP measures, such as costs applicable to sales per ounce, to provide visibility into the economics of our mining operations related to expenditures, operating performance and the ability to generate cash flow from our continuing operations.

Current GAAP measures used in the mining industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop and sustain production. Therefore, we believe that all-in sustaining costs is a non-GAAP measure that provides additional information to management, investors and analysts that aid in the understanding of the economics of our operations and performance compared to other producers and provides investors visibility by better defining the total costs associated with production.

All-in sustaining cost ("AISC") amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards ("IFRS"), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development (*e.g.* non-sustaining) activities based upon each company's internal policies.

The following disclosure provides information regarding the adjustments made in determining the all-in sustaining costs measure:

Costs applicable to sales. Includes all direct and indirect costs related to current production incurred to execute the current mine plan. We exclude certain exceptional or unusual amounts from *Costs applicable to sales* ("CAS"), such as significant revisions to recovery amounts. CAS includes by-product credits from certain metals obtained during the process of extracting and processing the primary ore-body. CAS is accounted for on an accrual basis and excludes *Depreciation and amortization* and *Reclamation and remediation*, which is consistent with our presentation of CAS on the Consolidated Statements of Operations. In determining AISC, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in the Company's Consolidated Statements of Operations less the amount of CAS attributable to the production of other metals at our Peñasquito, Boddington, and Phoenix mines. The other metals CAS at those mine sites is disclosed in Note 5 to the Consolidated Financial Statements. The allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines is based upon the relative sales value of gold and other metals produced during the period.

Reclamation costs. Includes accretion expense related to reclamation liabilities and the amortization of the related Asset Retirement Cost ("ARC") for the Company's operating properties. Accretion related to the reclamation liabilities and the amortization of the ARC assets for reclamation does not reflect annual cash outflows but are calculated in accordance with GAAP. The accretion and amortization reflect the periodic costs of reclamation associated with current production and are therefore included in the measure. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

Advanced projects, research and development and exploration. Includes incurred expenses related to projects that are designed to sustain current production and exploration. We note that as current resources are depleted, exploration and advanced projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves to sustain production at existing operations. As these costs relate to sustaining our production, and are considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the *Advanced projects, research and development* and *Exploration* amounts presented in the Consolidated Statements of Operations less incurred expenses related to the development of new operations, or related to major projects at existing operations where these projects will materially benefit the operation in the future. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

General and administrative. Includes costs related to administrative tasks not directly related to current production, but rather related to support our corporate structure and fulfill our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis.

Other expense, net. We exclude certain exceptional or unusual expenses from *Other expense, net*, such as restructuring, as these are not indicative to sustaining our current operations. Furthermore, this adjustment to *Other expense, net* is also consistent with the nature of the adjustments made to *Net income (loss) attributable to Newmont stockholders* as disclosed in the Company's non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

Treatment and refining costs. Includes costs paid to smelters for treatment and refining of our concentrates to produce the salable metal. These costs are presented net as a reduction of *Sales* on our Consolidated Statements of Operations. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

Sustaining capital and finance lease payments. We determined sustaining capital and finance lease payments as those capital expenditures and finance lease payments that are necessary to maintain current production and execute the current mine plan. Sustaining finance lease payments are included beginning in 2019 in connection with the adoption of ASC 842. Refer to Note 2 in the Consolidated Financial Statements for further details. We determined development (*e.g.* non-sustaining) capital expenditures and finance lease payments to be those payments used to develop new operations or related to projects at existing operations where those projects will materially benefit the operation. The classification of sustaining and development capital projects and finance leases is based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital and finance lease payments are relevant to the AISC metric as these are needed to maintain the Company's current operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

YEARS ENDED DECEMBER 31, 2019	COSTS APPLICABLE TO SALES[1][2][3]	RECLAMATION COSTS[4]	ADVANCED PROJECTS, RESEARCH AND DEVELOPMENT AND EXPLORATION[5]	GENERAL AND ADMINISTRATIVE	OTHER EXPENSE, NET[6]	TREATMENT AND REFINING COSTS	SUSTAINING CAPITAL AND FINANCE LEASE PAYMENTS[7][8]	ALL-IN SUSTAINING COSTS	OUNCES (000) SOLD	ALL-IN SUSTAINING COSTS PER OZ.[9]
Gold										
CC&V	$ 290	$ 4	$ 6	$ 1	$ 3	$ —	$ 38	$ 342	319	$ 1,071
Red Lake	136	2	7	—	—	—	29	174	112	1,570
Musselwhite	13	2	6	—	—	—	25	46	6	8,174
Porcupine	185	2	4	—	—	—	30	221	235	935
Éléonore	214	1	4	—	—	1	47	267	264	1,013
Peñasquito	116	2	—	—	—	2	39	159	144	1,100
Other North America	—	—	1	63	1	—	8	73	—	—
North America	954	13	28	64	4	3	216	1,282	1,080	1,187
Yanacocha	400	54	10	2	8	—	33	507	529	959
Merian	297	4	4	2	—	—	56	363	526	689
Cerro Negro	210	2	13	1	1	—	35	262	349	753
Other South America	—	—	—	11	—	—	—	11	—	—
South America	907	60	27	16	9	—	124	1,143	1,404	814
Boddington	575	11	3	—	—	14	66	669	710	942
Tanami	266	2	9	—	—	—	82	359	500	717
Kalgoorlie	216	4	3	—	—	—	31	254	228	1,114
Other Australia	—	—	4	10	1	—	9	24	—	—
Australia	1,057	17	19	10	1	14	188	1,306	1,438	908
Ahafo	393	5	20	—	1	—	98	517	630	820
Akyem	235	32	3	—	4	—	28	302	421	718
Other Africa	—	—	2	9	1	—	—	12	—	—
Africa	628	37	25	9	6	—	126	831	1,051	791

YEARS ENDED DECEMBER 31, 2019	COSTS APPLICABLE TO SALES[(1)(2)(3)]	RECLAMATION COSTS[(4)]	ADVANCED PROJECTS, RESEARCH AND DEVELOPMENT AND EXPLORATION[(5)]	GENERAL AND ADMINISTRATIVE	OTHER EXPENSE, NET[(6)]	TREATMENT AND REFINING COSTS	SUSTAINING CAPITAL AND FINANCE LEASE PAYMENTS[(7)(8)]	ALL-IN SUSTAINING COSTS	OUNCES (000) SOLD	ALL-IN SUSTAINING COSTS PER OZ.[(9)]
Nevada Gold Mines	494	6	12	5	5	5	97	624	693	901
Carlin	358	3	9	3	1	—	64	438	408	1,076
Phoenix	116	3	—	1	—	7	10	137	118	1,149
Twin Creeks	113	1	3	1	—	—	23	141	177	800
Long Canyon	36	1	—	1	—	—	7	45	96	466
Other Nevada	—	—	6	—	—	—	4	10	—	—
Nevada	1,117	14	30	11	6	12	205	1,395	1,492	935
Corporate and Other	—	—	62	203	3	—	21	289	—	—
Total Gold	$ 4,663	$ 141	$ 191	$ 313	$ 29	$ 29	$ 880	$ 6,246	6,465	$ 966
Gold equivalent ounces - other metals[(10)]										
Peñasquito	$ 387	$ 7	$ 3	$ —	$ 7	$ 66	$ 116	$ 586	438	$ 1,339
Boddington	117	2	—	—	—	8	12	139	145	954
Phoenix	28	2	—	—	—	1	3	34	38	894
Total Gold Equivalent Ounces	$ 532	$ 11	$ 3	$ —	$ 7	$ 75	$ 131	$ 759	621	$ 1,222
Consolidated	$ 5,195	$ 152	$ 194	$ 313	$ 36	$ 104	$ 1,011	$ 7,005		

(1) Excludes *Depreciation and amortization* and *Reclamation and remediation*.

(2) Includes by-product credits of $94 and excludes co-product revenues of $691.

(3) Includes stockpile and leach pad inventory adjustments of $12 at CC&V, $16 at Yanacocha, $19 at Boddington, $20 at Akyem, $10 at NGM, $33 at Carlin and $2 at Twin Creeks.

(4) Reclamation costs include operating accretion and amortization of asset retirement costs of $85 and $67, respectively, and exclude non-operating accretion and reclamation and remediation adjustments of $53 and $142, respectively.

(5) *Advanced projects, research and development* and *Exploration* excludes development expenditures of $7 at CC&V, $1 at Musselwhite, $10 at Porcupine, $4 at Éléonore, $3 at Peñasquito, $4 at Other North America, $14 at Yanacocha, $7 at Merian, $9 at Cerro Negro, $40 at Other South America, $3 at Tanami, $3 at Kalgoorlie, $20 at Other Australia, $13 at Ahafo, $11 at Akyem, $4 at Other Africa, $10 at NGM, $6 at Carlin, $1 at Phoenix, $2 at Twin Creeks, $12 at Long Canyon, $2 at Other Nevada and $35 at Corporate and Other, totaling $221 related to developing new operations or major projects at existing operations where these projects will materially benefit the operation.

(6) *Other expense, net* is adjusted for Newmont Goldcorp transaction and integration costs of $217, Nevada JV transaction implementation costs of $30, and restructuring and other costs of $12.

(7) Includes sustaining capital expenditures of $295 for North America, $124 for South America, $185 for Australia, $123 for Africa, $207 for Nevada and $21 for Corporate and Other, totaling $955 and excludes development capital expenditures, capitalized interest and the increase in accrued capital totaling $508. The following are major development projects: Borden, Musselwhite Materials Handling, Éléonore Lower Mine Material Handling System, Quecher Main, Yanacocha Sulfides, Tanami Expansion 2, Ahafo North, Subika Underground, Ahafo Mill Expansion, Goldrush Complex and Turquoise Ridge 3rd shaft.

(8) Includes finance lease payments for sustaining projects of $56 and excludes finance lease payments for development projects of $31.

(9) Per ounce measures may not recalculate due to rounding.

(10) Gold equivalent ounces is calculated as pounds or ounces produced multiplied by the ratio of the other metals price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($15/oz.), Lead ($0.90/lb.) and Zinc ($1.05/lb.) pricing.

Cautionary Statements — Annex B-2

Note Regarding Reserves and Resources: Reserves and Resources are utilized as compensation performance measures in connection with the annual Corporate Performance Bonus calculation. U.S. investors are advised that the SEC does not recognize the term Resource and, as such, Resource estimates used in this Proxy Statement have not been prepared in accordance with Industry Guide 7. Newmont has determined that such "resources" would be substantively the same as those prepared using the Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and defined as "Mineral Resource." Estimates of Resources include "Measured, Indicated and Inferred Resources," which are subject to further exploration and development, are subject to additional risks, and no assurance can be given that they will eventually convert to future reserves. Inferred Resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the Inferred Resource exists, or is economically or legally mineable. Investors are reminded that even if significant mineralization is discovered and converted to reserves, during the time necessary to ultimately move such mineralization to production the economic feasibility of production may change. See the Company's Annual Report for the "Proven and Probable Reserve" and "Mineralized Material" tables prepared in compliance with the SEC's Industry Guide 7 and the "Risk Factors" section for risks relating to such estimates and the Company's business, available at www.newmont.com and on www.sec.gov.

2019 Corporate Performance Bonus Reserves and Resources: The Reserves figure used for 2019 Corporate Performance Bonus purposes excludes additions and revisions from acquisitions and the Nevada Gold Mines ("NGM") joint venture; and the Resources figure used for the 2019 Corporate Performance Bonus purposes excludes additions and revision from acquisitions, price assumption changes, reclassifications and the NGM joint venture. These discretionary adjustments were made by the Leadership Development and Compensation Committee to better reflect results from employee actions, rather than items beyond employees' control. Reconciliation to the Company's previously reported 2019 Reserves and Resources additions are as follows:

RESERVES

	YEAR ENDED DECEMBER 31, 2019[1]
Acquisition Additions	42.10
Century & Coffee Revisions	(6.32)
Exploration & Study Additions	7.43
NEM Revisions[2]	0.22
Non NEM Revisions	(1.06)
Total Reserve Additions	42.37
Less: Acquisition Additions	(42.10)
Less: Century & Coffee Revisions	(6.32)
Less: Non NEM Additions & Revisions	(3.23)
Corporate Payable Reserves	3.36
Newmont Shares Outstanding as of December 31, 2019	808[3]
Corporate Performance Bonus Reserves per 1000 shares	4.09

RESOURCES

	YEAR ENDED DECEMBER 31, 2019[1]
Acquisition Additions	40.18
Century & Coffee Reclassification	6.00
Price Changes	1.68
Exploration & Study Additions	12.98
Reclassifications	1.03
Revisions	(1.61)
Total Resource Additions	60.26
Less: Acquisition Additions	(40.18)
Less: Century & Coffee Reclassification	(6.00)
Less: Non NEM Additions & Revisions	(6.49)
Less: Price Changes	(1.68)
Less: Reclassifications	(1.03)
Corporate Performance Bonus Resources	4.88

[1] All values in millions unless stated otherwise

[2] "NEM" in these tables are reference to Newmont sites prior to the acquisition of Goldcorp and excludes reserves that transitioned to reserves or resources of the Nevada Gold Mines joint venture.

[3] 808,116,607

Note Regarding Forward-Looking Statements: Forward-looking statements may appear in this proxy statement. Certain statements, other than purely historical information, including estimates, projections, statements relating to our plans, objectives and expected results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "target," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements in this proxy statement may include, without limitation, estimates of outlook, including expected financial and operating results, expectations regarding full potential savings, value creation, synergies and other efficiencies, expectations regarding project execution including without limitation IRR, expectations regarding portfolio optimization, investments or divestitures, including without limitation, the Red Lake and Continental, expectations regarding future mineralization, and expectations regarding future share repurchases, dividend plans and yield and payment levels. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" of our Form 10-K for the year-ended December 31, 2019 filed with the Securities and Exchange Commission (SEC) available on the SEC website or www.newmont.com. The Company undertakes no obligation to update or revise publicly any forward-looking statements.

Note Regarding Full Potential: Full Potential cost and efficiency benefits, savings, improvements or continuous improvements, as used in this proxy statement are considered operating measures used for assessing performance and personal objectives results for compensation purposes, and should not be considered GAAP or non-GAAP financial measures. Full Potential savings/improvement amounts are estimates utilized by management that represent estimated cumulative incremental value realized as a result of Full Potential projects implemented and are based upon both cost savings and efficiencies that have been monetized for purposes of the estimation. Because Full Potential savings/improvements estimates reflect differences between certain actual costs incurred and management estimates of costs that would have been incurred in the absence of the Full Potential program, such estimates are necessarily imprecise and are based on numerous judgments and assumptions. As a result, investors should not place undue reliance on such metrics. Expectations of the results of Full Potential savings, synergies or improvements are forward-looking statements and subject to risks and uncertainties.

Note Regarding Future Dividends. 2020 dividends have not yet been approved or declared by the Board of Directors. Management's expectations with respect to future dividends are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont's financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.

Note Regarding Share Repurchase Program. The Board previously authorized a stock repurchase program for up to $1 billion of common equity. The program will be executed at the Company's discretion, utilizing open market repurchases to occur from time-to-time throughout the authorization period, which expires upon December 31, 2020. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including trading volume, market conditions, legal requirements, business conditions and other factors. The repurchase program may be discontinued at any time, and the program does not obligate the Company to acquire any specific number of shares of its common stock. As such, no guarantees can be made with respect to the impact of the authorized program.

Note Regarding Pending Divestiture. While an agreement to sell Red Lake has been authorized and executed by the parties, the closing of the transaction remains contingent on the receipt of regulatory approvals and satisfaction of other conditions precedent as of the time of filing of this proxy statement. The timing and amount of contingent payment will also remain subject to uncertainties, including whether new gold resources are added to the existing Red Lake resource base during the covered period. As such, no guarantees can be made with respect to future performance, payments or the closing of the contemplated transaction.

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NEWMONT CORPORATION

6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111 USA
303.863.7414

www.newmont.com